HBOS plc

Bank of Scotland

[redacted]

04010503

04 MAR 11 AM 7:21

1 March 2004

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/3240 and 82/5003

Exemption

SUPPL

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st February to 29th February 2004**.

Announcements made to the London Stock Exchange:-

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

02.02.04	Holdings in Company - Charles Taylor Consulting PLC
02.02.04	Rule 8 Disclosure - WM Morrison
02.02.04	Director Shareholding - HBOS Employee Trust Limited
02.02.04	Notification of major interest in shares - Domestic & General Group PLC
03.02.04	Rule 8 Disclosure - WM Morrison
03.02.04	Notification of major interest in shares - Chaucer Holdings PLC
04.02.04	Halifax House Price Index
04.02.04	Rule 8 Disclosure - Safeway plc
04.02.04	Rule 8 Disclosure - Securicor plc
04.02.04	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
04.02.04	Holdings in Company - Domestic & General Group PLC
04.02.04	Notification of Major Interest in Shares - North Atlantic Smlr Co Inv Tst PLC
05.02.04	Rule 8 Disclosure - Mentmore plc
05.02.04	Rule 8 Disclosure - WM Morrison
05.02.04	Rule 8 Disclosure - Securicor plc
05.02.04	Holdings in Company - Kleinwort Capital Trust PLC
06.02.04	Notificiation of major interest in shares - Kiln PLC
06.02.04	Rule 8 Disclosure - WM Morrison
06.02.04	Rule 8 Disclosure - Inter-Alliance Group
06.02.04	Rule 8 Disclosure - Chelsfield plc
09.02.04	Rule 8 Disclosure - WM Morrison
09.02.04	Rule 8 Disclosure - WM Morrison
09.02.04	Rule 8 Disclosure - Securicor plc
09.02.04	Rule 8 Disclosure - Securicor plc
10.02.04	Notification of major interest in shares - Chaucer Holdings PLC
10.02.04	Notification of major interest in shares - Crest Nicholson PLC
10.02.04	Rule 8 Disclosure - Safeway plc
10.02.04	Rule 8 Disclosure - WM Morrison
11.02.04	Rule 8 Disclosure - Securicor plc
11.02.04	Rule 8 Disclosure - Securicor plc
11.02.04	Rule 8 Disclosure - WM Morrison

dlw 3/11

11.02.04	Rule 8 Disclosure - WM Morrison
11.02.04	Pricing Supplement - HBOS Treasury Services - EUR2,000,000,000
12.02.04	Rule 8 Disclosure - Securicor plc
12.02.04	Rule 8 Disclosure - WM Morrison
13.02.04	Rule 8 Disclosure - Securicor plc
16.02.04	Holdings in Company - South Staffordshire Group PLC
16.02.04	Rule 8 Disclosure - Wembley plc
16.02.04	Rule 8 Disclosure - Wintrust plc
16.02.04	Rule 8 Disclosure - Securicor plc
17.02.04	Rule 8 Disclosure - Manchester Utd
19.02.04	Notification of major interest in shares - Renishaw plc
19.02.04	Notification of major interest in shares - Chaucer Holdings PLC
20.02.04	Rule 8 Disclosure - Manchester Utd plc
20.02.04	Notification of major interest in shares - Woolworths Group PLC
23.02.04	Directorate Change - Kate Nealon & David Shearer have joined as non-executive directors. Louis Sherwood and Sir Bob Reid will be retiring
23.02.04	Rule 8 Disclosure - Manchester Utd
23.02.04	Rule 8 Disclosure - Inter-Alliance Group
23.02.04	Notification of Major Interest in Shares - Jardine Lloyd Thompson Group PLC
24.02.04	Rule 8 Disclosure - Wintrust PLC
25.02.04	HBOS Preliminary Results 2003
25.02.04	Halifax plc Preliminary Results 2003
26.02.04	Rule 8 Disclosure - Wintrust PLC
27.02.04	Notification of Major Interest in Shares - Taylor Nelson Sofres PLC

Documents lodged at Companies House:

5 Form 88(2)'s – Return of Allotment of	58,584 Shares registered on 04.02.04
1 Form 88(2)'s – Return of Allotment of	40,151 Shares registered on 05.02.04
3 Form 88(2)'s – Return of Allotment of	35,460 Shares registered on 11.02.04
1 Form 88(2)'s – Return of Allotment of	26,922 Shares registered on 12.02.04
4 Form 88(2)'s – Return of Allotment of	42,017 Shares registered on 18.02.04
2 Form 88(2)'s – Return of Allotment of	47,321 Shares registered on 19.02.04
1 Form 88(2)'s – Return of Allotment of	125,485 Shares registered on 23.02.04
1 Form 88(2)'s – Return of Allotment of	32,776 Shares registered on 24.02.04
5 Form 88(2)'s – Return of Allotment of	55,076 Shares registered on 25.02.04
3 Form 88(2)'s – Return of Allotment of	960,038 Shares registered on 26.02.04
1 Form 88(2)'s – Return of Allotment of	484,151 Shares registered on 27.02.04

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Manager

communicate RNS

Close

04 MAR 11 AM 7:21

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	Charles Taylor Consulting PLC
TIDM	CTR
Headline	Holding(s) in Company
Released	09:28 2 Feb 2004
Number	8692U

Charles Taylor Consulting plc.

The Company has received notice dated 29th January 2004, that HBOS plc no longer have a material interest (for the purposes of Sections 208 and 209 of the Companies Act) in the Ordinary 1p shares in the Company.

END

Close

‹ Back / Next ›

communicate RNS

Close

Full Text Announcement

04 MAR 11 AM 7:21

◂Back / Next▸ Other Announcements from this Company ▾ Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:30 2 Feb 2004
Number	8773U

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................02/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................30/01/2004.....................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	2,113	£2.223

3. Resultant total of the same class owned or controlled (and percentage of class)

.........30,736,055.........1.953%

4. Party making disclosure

...HBOS plc..

5. EITHER (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

◂ Back / Next ▸

04 MAR 11 AM 7:21

Close

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:33 2 Feb 2004
Number	8778U

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company has today received notification that 10,787 shares have been released by HBOS plc Employee Trust Limited (the 'Trustee') on 30 January 2004. Of these shares, 4,423 were sold on Friday 30 January 2004 at £7.2439 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 9,874,083 shares still held by the Trustee. They ceased to have an interest in the shares awarded and sold by the Trustee.

END

Company website

Close

Company	Domestic & General Group PLC
TIDM	DGG
Headline	Holding(s) in Company
Released	17:59 2 F [illegible] 2004
Number	9180U

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

DOMESTIC & GENERAL GROUP PLC

2. Name of shareholder having a major interest

HBOS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES A/C CMIG 8?5,278

HSBC GLOBAL CUSTODY NOMINEES (UK) LTD A/C 823496 539,634

HSBC GLOBAL CUSTODY NOMINEES (UK) LTD A/C 823575 120,000

HSBC GLOBAL CUSTODY NOMINEES (UK) LTD A/C 823587 80,000

HSBC GLOBAL CUSTODY NOMINEES (UK) LTD A/C 823721 20,000

HSBC GLOBAL CUSTODY NOMINEES (UK) LTD A/C 823733 25,000

MORGAN NOMINEES LIMITED HPFO 5,435

MORGAN NOMINEES LIMITED HXPEN 6,?21

MORGAN NOMINEES LIMITED HPBA 6,893

MORGAN NOMINEES LIMITED HLFO 134,320

MORGAN NOMINEES LIMITED H[illegible]BA 169,101

MORGAN NOMINEES LIMITED [illegible]XLFE 179,135

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

10P ORDINARY

10. Date of transaction

NOT DISCLOSED

11. Date company informed

2 FEBRUARY 2004

12. Total holding following this notification

2,151,617

13. Total percentage holding of issued class following this notification

5.995%

14. Any additional information

15. Name of contact and telephone number for queries

TIM GOODMAN 020 8879 8508

16. Name and signature of authorised company official responsible for making this notification

PHILIP WHITE

Date of notification

2 FEBRUARY 2004

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison plc
Released	11:39 3 Feb 2004
Number	9371U

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................03/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................30/01/2004......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	4,580	£2.228

3. Resultant total of the same class owned or controlled (and percentage of class)

..........30,731,475..........1.953%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back / Next ›

communicate RNS

Full Text Announcement

◂ Back / Next ▸ Other Announcements from this Company ▾ Send to a Friend

Chaucer

Company	Chaucer Holdings PLC
TIDM	CHU
Headline	Holding(s) in Company
Released	15:31 3 Feb 2004
Number	9614U

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Chaucer Holdings PLC

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HDSL Nominees Limited	5
Chase Nominees Limited	3,457,385
Chase Nominees a/c CMIG	13,083,864

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

3,099,999

8. Percentage of issued class

1.07%

9. Class of security

Ordinary 25p shares

10. Date of transaction

28.1.04

11. Date company informed

2.2.04

12. Total holding following this notification

16,541,254

13. Total percentage holding of issued class following this notification

5.69%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Philip Osman – 020 7397 9777

16. Name and signature of authorised company official responsible for making this notification

Philip Osman, Company Secretary, Chaucer Holdings PLC

Date of notification

3.2.04

END

Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index-Jan2004
Released	08:00 4 Feb 2004
Number	9825U

Halifax House Price Index

National Index **January**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **471.3** Monthly Change **2.2%** Annual Change **16.0%**

Standardised Average Price (seasonally adjusted) **£145,610**

Key Points

- House prices increased by 2.2% in January, demonstrating the continuing strength o market. Annual house price inflation stands at 16.0%.
- The low stock of second-hand homes for sale is contributing to the continuing upwarc pressure on house prices in recent months. Halifax Estate Agents – one of the counti largest networks – confirms that this trend has continued so far this year with propert listings lower than a year ago.
- The average price paid by a first-time buyer breached the £100,000 barrier for the firs time in January following a 22.6% rise in the price paid by first-time buyers over the p year. A year ago, the average price for a first-time buyer was £82,968.
- The economy is expected to grow more rapidly in 2004 than during the past three yea which should stimulate further increases in employment, therefore further underpinnii the most fundamental pillar supporting the housing market.
- Whilst increasing interest rates will have an adverse effect on housing affordability, th likely scale of the rise in rates will mean that mortgage payments will remain low as a percentage of earnings. Mortgage payments currently account for 13% of gross earn Should base rates rise to the City consensus figure of 4.5%, this would rise to arounc 15%, below the long-run average of 21%.
- Halifax research, to be published shortly, shows that buying a home is out of reach fc

public sector workers - nurses, teachers and police officers - in half of the UK's major postal towns. Housing affordability problems for key public sector workers have previ been more of an issue in London and the South East of England. Nationally, the curr situation is worst for nurses and firefighters with the average house price now being almost 6 times the average salary for both occupations.

Commenting, Shane O'Riordain, General Manager, Group Economics, said:

"The housing market has started the year strongly with prices increasing by 2.2% in January. On an annual basis, prices are up by 16%. A strengthening economy should continue to support a strong labour market during 2004, underpinning healthy housing demand. Interest rates are set to rise further this year, with a further increase possible this week, which will act as a brake on the market. The extent of the rise is, however, expected to be modest and will, therefore, cause few problems for the majority of homeowners."

The economy is gathering pace and the labour market remains very strong......

The UK economy gathered strength during 2003 with the pace of activity accelerating further at the end of the year. Gross domestic product (GDP) increased by 0.9% in Quarter 4, the highest quarterly rate of growth for almost four years. Overall, the economy grew by 2.1% in 2003, representing a modest improvement on the 1.7% increase in the previous year, but remaining below the UK's historical average rate of growth.

The labour market has been remarkably strong over the last few years despite the relative weakness of economic growth during much of 2001-2003. The number in employment stood at 28.15 million in the three months to November 2003, according to the latest figures from the ONS; up 186,000 from a year earlier. Unemployment continues to decline with a further drop in the claimant count of 8,300 in December 2003, to 908,200; 26,900 lower than in December 2002. The economy is expected to grow more rapidly in 2004 than during the past three years, which should stimulate further increases in employment, therefore further underpinning the most fundamental pillar supporting the housing market.

Interest rates set to increase again....

The continuing pick-up in the economy has strengthened the case for a further rate rise in the near term. As a result, an increase in rates at this week's MPC meeting looks possible, although the pound's recent strength could persuade the Committee to sit on its hands for another month. Either way, another rate rise is expected soon.

Further modest interest rate rises are expected later in the year to dampen the rise in inflationary pressures caused by stronger economic growth. We predict that UK bank base rates will end the year at around 4.5%. Higher rates will put the brake on the pace of house price growth, causing it to ease during the course of 2004.

But affordability will remain good...

Whilst increasing interest rates will have an adverse effect on housing affordability, the likely scale of the rise in rates will mean that mortgage payments will remain low as a percentage of earnings. Mortgage payments currently account for 13% of gross earnings for all new borrowers. Should base rates rise during 2004 to the City consensus figure of 4.5%, mortgage payments to earnings would rise to around 15%, below the long-term average of

21%.

Property shortages are adding to the upward pressure on house prices....

The low stock of second-hand homes for sale has contributed to the continuing strong upward pressure on house prices in recent months. Figures from the Royal Institute of Chartered Surveyors (RICS) show a 9% fall in the number of properties for sale in the final quarter of last year. Halifax Estate Agents – one of the country's largest networks – confirms that this trend has continued so far this year with property listings lower than a year ago.

The average price paid by first-time buyers has broken the £100,000 mark....

The average price paid by a first-time buyer breached the £100,000 barrier for the first time in January following a 22.6% rise in the price paid by first-time buyers over the past year. A year ago, the average price for a first-time buyer was £82,968.

Despite the historically low level of mortgage payments in relation to income for a typical new mortgage borrower, the much more rapid rise in prices compared with earnings over the last few years, has led to a significant reduction in the number of first-time buyers. Figures from the Council of Mortgage Lenders (CML) show that the number of first-time buyers fell by one-third last year, from 526,000 in 2002 to 355,000 in 2003, the lowest since records began in 1974 and 185,000 below the average for the preceding five years. First-time buyers represented only 29% of all buyers last year compared to 38% in 2002.

Key Workers' affordability.....

The main groups of "key workers" in the public sector have shared the difficulties faced by first-time buyers in getting on to the housing ladder. Separate research by the Halifax released later this week shows that buying a home is out of reach for key public sector workers - nurses, teachers and police officers - in half of the UK's major postal towns. Housing affordability problems for key public sector workers have previously been more of an issue in London and the South East of England. Nationally, the current situation is worst for nurses and firefighters with the average house price now being almost 6 times the average salary for both occupations.

In 2003, the average house price to earnings ratio for key public sector workers was above the average 4.27 for a first time buyer in six regions from the midlands southwards. The situation replicates the pattern last year when the same six regions were out of reach for key public sector workers. Key public sector workers in Greater London, the South East, East and West Midlands, East Anglia and the South West are now finding it increasingly difficult to buy their own home. This drive northwards will continues as the old north/south divide narrows.

Possessions and mortgage arrears fall to their lowest for more than 20 years....

In spite of the widely publicised concerns about the recent rapid rises in house prices and the build-up of record levels of debt, recently published CML figures show that possessions and arrears have declined further. The number of properties taken into possession fell by 36% in 2003 to 7,630 (1 in 1,500 mortgages). This was the fifth successive annual decline and the lowest yearly total since 1982. Mortgage arrears in 2003 were also at their lowest levels since the early 1980s.

Property transactions down 16% in 2003 but there are signs of a recent pick-up....

The number of property transactions in England & Wales fell by 16% in 2003 to 1.34 million, the lowest since 1996, according to the Inland Revenue. Nonetheless, the level of transactions was still above the 1.29 million average in the 1990s. There have also been signs that the level of housing market activity has begun to increase recently with a modest 1% rise in transactions between the third and fourth quarters of 2003 on a seasonally adjusted basis.

Timelier Bank of England figures on the number of mortgage approvals for house purchase – a leading indicator of the Inland Revenue transactions figures – show an 8% rise in 2003 Q4, indicating that the transactions figures will increase further over the coming months.

NOTE: The 16.0% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

END

Company website

Close

‹ Back / Next ›

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:08 4 Feb 2004
Number	9976U

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................04/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................03/02/2004.....................................

Dealing in (name of company)

... Safeway plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
30,000		£2.790

3. Resultant total of the same class owned or controlled (and percentage of class)

..........11,273,326..........1.063%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...........HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

communicate RNS

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Securicor plc
Released	11:10 4 Feb 2004
Number	9979U

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................04/02/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................03/02/2004.......................................

Dealing in (name of company)

... Securicor plc..............

1. Class of securities (eg ordinary shares)

.........Ord 5 15/17p..

2.

Amount bought	Amount Sold	Price per unit
	1,381	£1.170
	1,381	£1.196

3. Resultant total of the same class owned or controlled (and percentage of class)

..........13,846,941..........2.605%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...........HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back / Next ›

communicate RNS

Close

Full Text Announcement

‹ Back Next › Other Announcements from this Company Send to a Friend

04 MAR 11 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:17 4 Feb 2004
Number	9946U

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme .

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 150

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 3 February 2004

14) Date company informed: 3 February 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,514,220 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

Company website

Close

‹ Back Next ›

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:17 4 Feb 2004
Number	9946U

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 150

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 3 February 2004

14) Date company informed: 3 February 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,514,220 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

Company website

Close

‹ Back / Next ›

communicate RNS

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	Domestic & General Group PLC
TIDM	DGG
Headline	Holding(s) in Company
Released	14:29 4 Feb 2004
Number	0166V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

DOMESTIC & GENERAL GROUP PLC

2. Name of shareholder having a major interest

HBOS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES A/C CMIG 565,278

HSBC GLOBAL CUSTODY NOMINEES (UK) LTD A/C 823496 539,634

HSBC GLOBAL CUSTODY NOMINEES (UK) LTD A/C 823575 120,000

HSBC GLOBAL CUSTODY NOMINEES (UK) LTD A/C 823587 80,000

HSBC GLOBAL CUSTODY NOMINEES (UK) LTD A/C 823721 20,000

HSBC GLOBAL CUSTODY NOMINEES (UK) LTD A/C 823733 25,000

MORGAN NOMINEES LIMITED HPFO 3,435

MORGAN NOMINEES LIMITED HXPEN 3,921

MORGAN NOMINEES LIMITED HPBA 4,193

MORGAN NOMINEES LIMITED HLFO 58,320

MORGAN NOMINEES LIMITED HLBA 65,101

MORGAN NOMINEES LIMITED HXLFE 66,735

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

10P ORDINARY

10. Date of transaction

NOT DISCLOSED

11. Date company informed

3 FEBRUARY 2004

12. Total holding following this notification

1,551,617

13. Total percentage holding of issued class following this notification

4.324%

14. Any additional information

15. Name of contact and telephone number for queries

TIM GOODMAN 020 8879 8508

16. Name and signature of authorised company official responsible for making this notification

PHILIP WHITE

Date of notification

4 FEBRUARY 2004

END

Company	North Atlantic Smlr Co Inv Tst PLC
TIDM	NAS
Headline	Holding(s) in Company
Released	15:52 4 Feb 2004
Number	0245V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

NORTH ATLANTIC SMALLER COMPANIES INVESTMENT TRUST PLC

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MORGAN STANLEY QUILTER NOMINEES LTD – 15,474 SHARES
HSBC GLOBAL CUSTODY NOMINEES (UK) LTD – 634,000 SHARES
NORTRUST NOMINEES LIMITED – 908,000 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 5p

10) Date of transaction

NOT DISCLOSED

11) Date company informed

4 FEBRUARY 2004

12) Total holding following this notification

1,557,474 ORDINARY SHARES

13) Total percentage holding of issued class following this notification

12.71%

14) Any additional information

15) Name of contact and telephone number for queries

BONITA DRYDEN 020 7747 5681

16) Name and signature of authorised company official responsible for making this notification

For and on behalf of J O Hambro Capital Management Limited as Company Secretary of North Atlantic Smaller Companies Investment Trust PLC

Date of notification ..4 FEBRUARY 2004

END

Close

‹ Back / Next ›

FREE ANNUAL REPORTS

communicate RNS

Close

Full Text Announcement

04 MAR 11 AM 7:21

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Mentmore plc
Released	11:38 5 Feb 2004
Number	0582V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................05/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................04/02/2004......................................

Dealing in (name of company)

... Mentmore plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
18,000		£1.055

3. Resultant total of the same class owned or controlled (and percentage of class)

..........10,974,620..........6.026%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

...6..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

◂ Back / Next ▸

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:41 5 Feb 2004
Number	0589V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................05/02/2004...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................03/02/2004.....................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	20,600	£2.193

3. Resultant total of the same class owned or controlled (and percentage of class)

..........30,709,800..........1.951%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back / Next ›

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Securicor plc
Released	11:42 5 Feb 2004
Number	0590V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................05/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................04/02/2004.....................................

Dealing in (name of company)

... Securicor plc..............

1. Class of securities (eg ordinary shares)

.........Ord 5 15/17p...

2.

Amount bought	Amount Sold	Price per unit
	1,593,915	£1.199

3. Resultant total of the same class owned or controlled (and percentage of class)

..........12,253,026..........2.305%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.........HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	Kleinwort Capital Trust PLC
TIDM	KCT
Headline	Holding(s) in Company
Released	16:47 5 Feb 2004
Number	0861V

KLEINWORT CAPITAL TRUST PLC (the "Company")

Notification of Major Interests in Shares

The Company has today been notified that, following a disposal of ordinary shares of five pence each, HBOS plc, on its behalf and on behalf of those of its subsidiaries, no longer has an interest in the issued share capital of the Company.

5 FEBRUARY 2004

END

RNS communicate

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Close

Company	Kiln PLC
TIDM	KIN
Headline	Holding(s) in Company
Released	10:47 6 Feb 2004
Number	1037V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Name of company**

Kiln PLC

2. **Name of shareholder having a major interest**

HBOS plc and its subsidiaries

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**

HBOS plc and its subsidiaries – Material Interest

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**

1,702,000 - HSBC Global Custody Nominees (UK) Ltd a/c 872859 re SJP RF32

961,000 - HSBC Global Custody Nominees (UK) Ltd a/c 872860 re SJP RF42

2,680,029 - HSBC Global Custody Nominees (UK) Ltd a/c 823496 re SJP RF79

1,427,016 - HSBC Global Custody Nominees (UK) Ltd a/c 823575 re SJP RF82

82,150 - HSBC Global Custody Nominees (UK) Ltd a/c 823721 re SJP RF83

1,141,010 - HSBC Global Custody Nominees (UK) Ltd a/c 823587 re SJP RF91

70,300 - HSBC Global Custody Nominees (UK) Ltd a/c 823733 re SJP RF92

298,500 - HSBC Global Custody Nominees (UK) Ltd a/c 823861 SJPI RF59

1,683,000 - HSBC Global Custody Nominees (UK) Ltd a/c 823770 re SJPI RF62

7 – HSDL Nominees Limited

5. Number of shares/amount of stock acquired

Not disclosed

6. Percentage of issued class

N/A

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p shares

10. Date of transaction

Not stated

11. Date company informed

5th February 2004

12. Total holding following this notification

10,045,012

13. Total percentage holding of issued class following this notification

4.925%

14. Any additional information

The overall material/non-material holding of HBOS Group is 13,183,890 representing 6.464% of the Company's issued share capital.

15. Name of contact and telephone number for queries

Michael Dowe 020 7360 1524

16. Name and signature of authorised company official responsible for making this notification.

Edward Creasy, Chief Executive

Date of notification: 6th February 2004

END

Company website

Close

‹ Back / Next ›

FREE ANNUAL REPORTS

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:47 6 Feb 2004
Number	1086V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................06/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.........................05/02/2004.......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
1		£2.1953
1		£2.1903

3. Resultant total of the same class owned or controlled (and percentage of class)

..........30,704,978..........1.951%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back / Next ›

communicate RNS

Close

Full Text Announcement

04 MAR 11 AM 7:21

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Inter-Alliance Group
Released	11:50 6 Feb 2004
Number	1089V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................06/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................05/02/2004......................................

Dealing in (name of company)

... Inter-Alliance Group plc...............

1. Class of securities (eg ordinary shares)

.........Ord 1p...

2.

Amount bought	Amount Sold	Price per unit
1		£0.0297

3. Resultant total of the same class owned or controlled (and percentage of class)

..........72,361,471..........7.970%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back / Next ›

RNS communicate

Close

Full Text Announcement

‹Back / Next› Other Announcements from this Company Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Chelsfield plc
Released	12:52 6 Feb 2004
Number	1159V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................06/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................05/02/2004.......................................

Dealing in (name of company)

... Chelsfield plc...............

1. Class of securities (eg ordinary shares)

.........Ord 20p..

2.

Amount bought	Amount Sold	Price per unit
1		£3.1473

3. Resultant total of the same class owned or controlled (and percentage of class)

...247,743............0.088%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back / Next ›

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:57 9 Feb 2004
Number	1669V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................09/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................04/02/2004.......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	475	£2.216

3. Resultant total of the same class owned or controlled (and percentage of class)

..........30,702,402..........1.951%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back / Next ›

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:59 9 Feb 2004
Number	1678V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................09/02/2004...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................06/02/2004.....................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
1		£2.1827

3. Resultant total of the same class owned or controlled (and percentage of class)

.........30,702,403.........1.951%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

RNS communicate

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

04 MAR 11 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Securicor plc
Released	12:04 9 Feb 2004
Number	1686V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................09/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................05/02/2004......................................

Dealing in (name of company)

... Securicor plc...............

1. Class of securities (eg ordinary shares)

.........Ord 5 15/17p..

2.

Amount bought	Amount Sold	Price per unit
	1,537,500	£1.1502

3. Resultant total of the same class owned or controlled (and percentage of class)

..........10,715,526.........(2.01%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.........HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Securicor plc
Released	12:05 9 Feb 2004
Number	1691V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................09/02/2004...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................06/02/2004.....................................

Dealing in (name of company)

... Securicor plc...............

1. Class of securities (eg ordinary shares)

.........Ord 5 15/17p..

2.

Amount bought	Amount Sold	Price per unit
	3,100,000	£1.171

3. Resultant total of the same class owned or controlled (and percentage of class)

.........7,615,526...........(1.433%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.........HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

◂ Back / Next ▸

04 MAR 11 AM 7

Company	Chaucer Holdings PLC
TIDM	CHU
Headline	Holding(s) in Company
Released	07:00 10 Feb 2004
Number	1996V

Chaucer

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Chaucer Holdings PLC

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification given under s.198 Companies Act 1985 (notification of substantial interest by shareholder named in 2 above)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSDL Nominees Limited	6 Ord 25p shares
Chase Nominees Limited	3,006,955 Ord 25p shares
Chase Nominees a/c CMIG	11,379,294 Ord 25p shares

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

5,254,255

8. Percentage of issued class

1.81%

9. Class of security

Ordinary 25p shares

10. Date of transaction

6 February 2004

11. Date company informed

9 February 2004

12. Total holding following this notification

14,386,255 Ord 25p shares

13. Total percentage holding of issued class following this notification

4.95%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Philip Osman, Company Secretary, Chaucer Holdings PLC –
020 7397 9777

16. Name and signature of authorised company official responsible for making this notification

Philip Osman – as above

Date of notification

9 February 2004

END

Company website

Close

‹ Back / Next ›

Full Text Announcement

Company	Crest Nicholson PLC
TIDM	CRST
Headline	Holding(s) in Company
Released	10:31 10 Feb 2004
Number	2104V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Crest Nicholson Plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HBOS plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees a/c CMIG 1105 - 928,400

Chase Nominees a/c CMIG 2314 - 2,626,820

HSDL Nominees Limited - 3

Morgan Nominees Ltd HPFO - 20,995

Morgan Nominees Ltd HXPEN - 26,280

Morgan Nominees Ltd HPBA - 26,516

Morgan Nominees Ltd HLFO - 299,266

Morgan Nominees Ltd HLBA - 377,156

Morgan Nominees Ltd HXLFE - 426,027

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

10p Ordinary Shares

10. Date of transaction

-

11. Date company informed

9 February 2004

12. Total holding following this notification

4,731,463

13. Total percentage holding of issued class following this notification

4.24%

14. Any additional information

-

15. Name of contact and telephone number for queries

W.G. Hague 01932 847272

16. Name and signature of authorised company official responsible for making this notification

W.G. Hague

Date of notification

10.02.04

END

Company website

Close

‹ Back / Next ›

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:17 10 Feb 2004
Number	2137V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................10/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................09/02/2004......................................

Dealing in (name of company)

... Safeway plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
1		£2.770

3. Resultant total of the same class owned or controlled (and percentage of class)

..........11,273,327..........1.063%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison plc
Released	11:20 10 Feb 2004
Number	2140V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................10/02/2004...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................09/02/2004.....................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
1		£2.173
	92	£2.188
	830	£2.180

3. Resultant total of the same class owned or controlled (and percentage of class)

.........30,698,332..........1.950%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back / Next ›

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Securicor plc
Released	11:08 11 Feb 2004
Number	2691V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................11/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................09/02/2004......................................

Dealing in (name of company)

... Securicor plc...............

1. Class of securities (eg ordinary shares)

.........Ord 5 15/17p..

2.

Amount bought	Amount Sold	Price per unit
	1,062	£1.173

3. Resultant total of the same class owned or controlled (and percentage of class)

.........7,614,464..........(1.433%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Securicor plc
Released	11:09 11 Feb 2004
Number	2696V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................11/02/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................10/02/2004.......................................

Dealing in (name of company)

... Securicor plc...............

1. Class of securities (eg ordinary shares)

.........Ord 5 15/17p..

2.

Amount bought	Amount Sold	Price per unit
	25,000	£1.175

3. Resultant total of the same class owned or controlled (and percentage of class)

.........7,589,464...........(1.428%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:12 11 Feb 2004
Number	2699V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................11/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................09/02/2004......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	1,100	£2.176

3. Resultant total of the same class owned or controlled (and percentage of class)

.........30,697,232.........1.950%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back / Next ›

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:14 11 Feb 2004
Number	2701V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................11/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................10/02/2004......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	3,872	£2.181

3. Resultant total of the same class owned or controlled (and percentage of class)

..........30,691,660..........1.950%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Doc re. Pricing Supplement
Released	16:06 11 Feb 2004
Number	3008V

Pricing Supplement

Issuer:	HBOS Treasury Services Plc
Series Number	N/A
Description:	EUR2,000,000,000
Currency/ Principal Amount:	Euros
Issue Price:	99.926 per cent
Specified Denomination	EUR1,000
Issue Date:	22 January 2004
Maturity Date:	1 February 2007
ISIN:	XS0184271178

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

Company website

communicate RNS

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Securicor plc
Released	11:13 12 Feb 2004
Number	3277V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................12/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................11/02/2004.......................................

Dealing in (name of company)

... Securicor plc..............

1. Class of securities (eg ordinary shares)

.........Ord 5 15/17p...

2.

Amount bought	Amount Sold	Price per unit
	1,821,739	£1.161

3. Resultant total of the same class owned or controlled (and percentage of class)

.........5,767,725...........(1.085%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back / Next ›

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:16 12 Feb 2004
Number	3280V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................12/02/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................10/02/2004......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	900	£2.170

3. Resultant total of the same class owned or controlled (and percentage of class)

..........30,690,760..........1.950%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back / Next ›

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Securicor plc
Released	11:27 13 Feb 2004
Number	3803V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................13/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

..............................12/02/2004.......................................

Dealing in (name of company)

... Securicor plc..............

1. Class of securities (eg ordinary shares)

.........Ord 5 15/17p..

2.

Amount bought	Amount Sold	Price per unit
	64,638	£1.160

3. Resultant total of the same class owned or controlled (and percentage of class)

.........5,703,087...........(1.072%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

◂ Back / Next ▸

Full Text Announcement

Company	South Staffordshire Group PLC
TIDM	SSF
Headline	Holding(s) in Company
Released	09:40 16 Feb 2004
Number	4440V

South Staffordshire Group Plc

RNS Number:4440V
South Staffordshire Group PLC
16 February 2004

On 13 February 2004, the Company was informed, in accordance with Section 198 of the Companies Act 1985, that HBOS plc and its subsidiaries have a material and non-material interest in 6,179,388 ordinary shares of 10 pence each in the Company - 9.765% of the issued shares. (Previous notification, 6,786,434 shares, 10.74%.) Within this, they have a material interest in 3,545,177 ordinary shares - 5.602% of the issued shares. (Previous notification, 3,845,611 ordinary shares - 6.08%.)

16 February 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wembley plc
Released	11:45 16 Feb 2004
Number	4524V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................16/02/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................13/02/2004......................................

Dealing in (name of company)

... Wembley plc...............

1. Class of securities (eg ordinary shares)

.........Ord £1..

2.

Amount bought	Amount Sold	Price per unit
1		£7.643

3. Resultant total of the same class owned or controlled (and percentage of class)

.........518,436...........(1.496%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

◂ Back / Next ▸

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wintrust plc
Released	11:48 16 Feb 2004
Number	4526V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................16/02/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................13/02/2004......................................

Dealing in (name of company)

... Wintrust plc...............

1. Class of securities (eg ordinary shares)

.........Ord 20p..

2.

Amount bought	Amount Sold	Price per unit
1		£6.15

3. Resultant total of the same class owned or controlled (and percentage of class)

.........133,231...........(1.301%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

communicate RNS

Close

Full Text Announcement

Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Securicor plc
Released	11:51 16 Feb 2004
Number	4528V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................16/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................13/02/2004......................................

Dealing in (name of company)

... Securicor plc..............

1. Class of securities (eg ordinary shares)

.........Ord 5 15/17p..

2.

Amount bought	Amount Sold	Price per unit
1		£1.157
	2,183,372	£1.158

3. Resultant total of the same class owned or controlled (and percentage of class)

.........3,519,716...........(0.662%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

Next ▸

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Manchester Utd plc
Released	11:35 17 Feb 2004
Number	5094V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................17/02/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................16/02/2004......................................

Dealing in (name of company)

... Manchester United plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
1		£2.692

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,028,700..........(1.537%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	Renishaw PLC
TIDM	RSW
Headline	Holding(s) in Company
Released	10:39 19 Feb 2004
Number	6031V

RNS Number:6031V
Renishaw PLC
19 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Renishaw plc

2. Name of shareholder having a major interest

HBOS plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not notified

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd	2,440,817 shares
Morgan Nominees Limited	393,625 shares

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 20p each

10. Date of transaction

Not notified

11. Date company informed

18th February 2004

12. Total holding following this notification

2,834,442

13. Total percentage holding of issued class following this notification

3.89%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Ratford 01453 524447

16. Name and signature of authorised company official responsible for making this notification

A C G Roberts, Group Finance Director & Company Secretary

Date of notification

19th February 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Close

‹ Back / Next ›

Full Text Announcement

Company	Chaucer Holdings PLC
TIDM	CHU
Headline	Holding(s) in Company
Released	11:16 19 Feb 2004
Number	6056V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Chaucer Holdings PLC

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

6,652,444 Ord 25p shares

8. Percentage of issued class

2.29%

9. Class of security

Ordinary 25p shares

10. Date of transaction

13.2.04

11. Date company informed

16.2.04

12. Total holding following this notification

Not disclosed – total material interest now below that requiring disclosure

13. Total percentage holding of issued class following this notification

Not disclosed – total material interest now below that requiring disclosure

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Philip Osman – 020 7397 9777

16. Name and signature of authorised company official responsible for making this notification

Philip Osman – Company Secretary, Chaucer Holdings PLC

Date of notification

19.2.04

END

Company website

Close

◂ Back / Next ▸

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Manchester Utd plc
Released	11:19 20 Feb 2004
Number	6514V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................20/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................19/02/2004......................................

Dealing in (name of company)

... Manchester United plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
1		£2.7079

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,028,701..........(1.537%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

communicate RNS

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	Woolworths Group PLC
TIDM	WLW
Headline	Holding(s) in Company
Released	11:22 20 Feb 2004
Number	6487V

WOOLWORTHS GROUP PLC

RNS Number:6487V
Woolworths Group PLC
20 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

WOOLWORTHS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC AND RELEVANT SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT STATED

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER ATTACHED

5) Number of shares/amount of stock acquired.

NOT STATED

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 12.5P EACH

10) Date of transaction

NOT STATED

11) Date company informed

19 FEBRUARY 2004

12) Total holding following this notification

56,763,623

13) Total percentage holding of issued class following this notification

4.01%

14) Any additional information

15) Name of contact and telephone number for queries

JONATHAN BLOOM
0207 706 5033

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .... 20 FEBRUARY 2004 ....

LETTER TO: WOOLWORTHS GROUP PLC
DATED: 19 FEBRUARY 2004

Companies Act 1985 (as amended)(the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 12.5p sharers comprising part of the relevant share capital of Woolworths Group plc ("the Company")

Pursuant to Section 198 of the Act we hereby give the Company notice that we had a material interest (for the purposes of Sections 208 and 209 of the Act), in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-

Registered Holder	Fund	Number of Share Held:	Perce Holdi
Chase Nominees a/c CMIG	1105	4,314,778	0.305
Chase Nominees a/c CMIG	2304	16,475,810	1.166
Chase Nominees a/c CMIG	2314	17,330,000	1.227
Chase Nominees Ltd	WP	7,425,861	0.526
HSBC Global Custody Nominees (UK) Ltd a/c 921561	SJP RF03	1,795,980	0.127
HSBC Global Custody Nominees (UK) Ltd a/c 921548	SJP RF04	637,520	0.045
HSBC Global Custody Nominees (UK) Ltd a/c 921573	SJP RF02	2,283,910	0.162
HSDL Nominees Ltd	N/A	90	0.000
Morgan Nominees Ltd	HPFO	106,000	0.008
Morgan Nominees Ltd	HXPEN	129,000	0.009
Morgan Nominees Ltd	HPBA	139,000	0.010
Morgan Nominees Ltd	HLFO	1,881,432	0.133
Morgan Nominees Ltd	HLBA	2,122,062	0.150
Morgan Nominees Ltd	HXLFE	2,122,185	0.150

Aggregate (material) holding of HBOS group 56,763,623 4.01%

LETTER FROM: HBOS PLC

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Close

‹ Back / Next ›

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Directorate Change
Released	10:13 23 Feb 2004
Number	6938V

HBOS BOARD CHANGES

HBOS plc announces the appointment of Kate Nealon and David Shearer as Non-Executive Directors with effect from 23rd March 2004.

Kate, age 50, trained as a lawyer in the United States, and worked in a number of major US law firms. During the past 12 years she has held senior compliance and Corporate Governance positions with Standard Chartered Plc.

David, age 44, has had a long and successful career with Deloitte & Touche specialising in Corporate Finance. He joined the firm in 1979, was a partner for 16 years and from 1999 until recently was a Senior Partner with responsibility for Scotland & Northern Ireland and a UK Board member.

HBOS also announces the retirement of Sir Bob Reid (Senior Independent Non-Executive Director) and Louis Sherwood (Non-Executive Director) with effect from the conclusion of the Annual General Meeting on 27th April 2004. Both have provided an invaluable wealth of knowledge and experience to the HBOS Board since the merger of Bank of Scotland and Halifax and to the Boards of Bank of Scotland and Halifax over the past many years. Sir Ron Garrick (Deputy Chairman), replaces Sir Bob as the Senior Independent Non-Executive Director.

Commenting on the Board changes, Dennis Stevenson, Chairman of HBOS, said: "HBOS looks forward to welcoming Kate and David. Their collective knowledge and experience of finance, risk and compliance matters at senior levels will be a valuable addition to the Board's mix of skills. I want to also take this opportunity to thank Sir Bob and Louis for their invaluable contributions to the Boards of HBOS, Bank of Scotland and Halifax and the roles they have played in making the merger of Halifax and Bank of Scotland such a success. We wish them well in the future."

End

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Manchester United
Released	11:25 23 Feb 2004
Number	6965V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................23/02/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................20/02/2004.......................................

Dealing in (name of company)

... Manchester United plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
1		£2.6966

3. Resultant total of the same class owned or controlled (and percentage of class)

.........4,028,702...........(1.537%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) *offeror* (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back / Next ›

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Inter-Alliance Group
Released	11:27 23 Feb 2004
Number	6967V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................23/02/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................20/02/2004......................................

Dealing in (name of company)

... Inter-Alliance Group plc...............

1. Class of securities (eg ordinary shares)

.........Ord 1p..

2.

Amount bought	Amount Sold	Price per unit
2		£0.0246

3. Resultant total of the same class owned or controlled (and percentage of class)

..........72,361,473..........7.970%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

◂ Back / Next ▸

Full Text Announcement

Company	Jardine Lloyd Thompson Group PLC
TIDM	JLT
Headline	Holding(s) in Company
Released	16:45 23 Feb 2004
Number	7287V

Jardine Lloyd Thompson Group
Notification of Major Interest in Shares

Jardine Lloyd Thompson Group has received the following notification from HBOS plc on 23rd February 2003.

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 5p shares comprising part of the relevant share capital of Jardine Lloyd Thompson Group plc ("the Company").

Pursuant to Section 198 of the Act, we hereby give the Company notice that we no longer have a material interest (for the purposes of Sections 208 and 209 of the Act) in the Ordinary 5p shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose.

Enquiries:

Jardine Lloyd Thompson Group plc — 020.7528.4444
David Hickman, Company Secretary

END

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wintrust plc
Released	11:34 24 Feb 2004
Number	7559V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................24/02/2004...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................23/02/2004.......................................

Dealing in (name of company)

... Wintrust plc..............

1. Class of securities (eg ordinary shares)

.........Ord 20p..

2.

Amount bought	Amount Sold	Price per unit
1		£6.27

3. Resultant total of the same class owned or controlled (and percentage of class)

.........133,232...........(1.301%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back / Next ›

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wintrust
Released	11:17 26 Feb 2004
Number	8615V

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................26/02/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................25/02/2004.......................................

Dealing in (name of company)

... Wintrust plc..............

1. Class of securities (eg ordinary shares)

.........Ord 20p..

2.

Amount bought	Amount Sold	Price per unit
1		£6.053

3. Resultant total of the same class owned or controlled (and percentage of class)

.........133,233...........(1.301%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company website

Close

‹ Back Next ›

communicate RNS

Close

Full Text Announcement

‹ Back Next › Other Announcements from this Company ▾ Send to a Friend

Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Holding(s) in Company
Released	16:47 27 Feb 2004
Number	9383V

tns

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	Name of shareholder having a major interest HBOS plc
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. N/A	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them HSDL Nominees Limited 3 Morgan Nominees Ltd HPFO 2,172 Morgan Nominees Ltd HXPEN 2,505 Morgan Nominees Ltd HPBA 2,672 Morgan Nominees Ltd HLFO 37,586 Morgan Nominees Ltd HLBA 41,762 Morgan Nominees Ltd HXLFE 42,597 Chase Nominees a/c CMIG 334,093 Chase Nominees a/c CMIG 862,818 Chase Nominees a//c CMJG 1,385,004 Chase Nominees Ltd WP 15,214,175

5. Number of shares/amount of stock acquired Not given	6. Percentage of issued class N/A	7. Number of shares/amount of stock disposed Not given	8. Percentage of issued class N/A

9. Class of security ORDINARY SHARES, 5 PENCE EACH	10. Date of transaction 26 February 2004	11. Date company informed 26 February 2004
12. Total holding following this notification 17,925,387	13. Total percentage holding of issued class following this notification 4.04%	

14. Any additional information N/A	15. Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 897 4655 OR 07734 044320

16.	Name and signature of authorised company official Responsible for making this notification **IAN PORTAL, GROUP COMPANY SECRETARY**
Date of notification 27 February 2004	

END

Company website

Close

‹ Back Next ›

HBOS plc

04 MAR 11 PM 7:21

HBOS plc

Preliminary Results 2003

25th February 2004

HBOS plc Preliminary Results 2003

Stock Exchange Announcement

Contents

HBOS plc 2003 Preliminary Results

"Two years volume growth and efficiency gains will prove to be the foundations of higher shareholder returns in 2004 and beyond"

James Crosby

Financial Highlights

- Profit before tax up 29% at £3,766m.
  Profit before tax and exceptional items up 27% to £3,885m.
- Profit before tax and exceptional items in Retail up 19%; Corporate up 21%; Business Banking up 32%; Insurance & Investment up 51% and Treasury up 3%.
- Underlying earnings per share increase 22% to 68.5p; basic earnings per share increase 26% to 63.6p.
- Full year dividend of 30.9p, up 5%; underlying dividend cover increases from 1.9 to 2.2 times in line with dividend policy; retained earnings up 67%.
- Group RoE reaches 17.7% (15.9% 2002); Group Target RoE 17.7% (17.5% 2002).
- Group net interest margin 177bps (183bps 2002).
- Stable credit quality with non-performing assets as a percentage of customer advances at 1.75% (1.75% end 2002); closing provisions 0.79% of advances (0.84% end 2002).
- Cost:income ratio falls to 41.6% from 45.2%; Retail costs rise 3.2% (target 3.0%); Corporate Banking cost:income ratio increases to 16.1% (15.5% in 2002); Business Banking cost:income ratio falls from 55.7% to 53.0%.
- Total capital ratio 11.1% (10.4% in 2002); Tier 1 ratio 7.6% (7.9% in 2002).

Performance Highlights

- Group customer deposit balances up 16% to £174bn; risk weighted assets up 15%.
- Share of UK net mortgage lending at 25%, against target of 23%.
- Retail deposits up £11bn (10%).
- Continued growth in Retail Banking; 1.2m new bank accounts; 1m new credit card accounts; credit card balances up 21%; bank account credit balances up 55%.
- At the end of 2003 Intelligent Finance achieves break even as planned.
- Insurance sales up 19%; household up 20%; repayment up 9%; motor up 69%.
- Investment product sales stable; UK investment sales up 5%; bancassurance sales up 21%.
- 6% SME market share target achieved 1 year early; Business Banking lending balances up £7.5bn (32%); customer deposits up £4.9bn (40%).
- Corporate lending balances up £5.2bn (11%); customer deposits up £6.1bn (43%).
- Like for like sales of Treasury products to the HBOS Group and its customers up 65%.
- BankWest minority purchased; profits (in local currency) up 25%. Bank of Scotland (Ireland) exceeds 19% share of the SME market in Ireland.
- Merger synergies £582m; 24% ahead of the planned target of £470m.

Chief Executive's Report

HBOS's distinctive strategy continues to create value for shareholders and customers. Our determination to offer customers value for money and transparency makes HBOS the most powerful force for competition in UK financial services. Across HBOS, last year's performance was characterised by increased market share, improved efficiency and good growth in profits for shareholders.

Profits

Profit before tax and exceptional items rose by 27% to £3,885m. Each division recorded growth in profits with Retail up 19%, Corporate up 21%, Business Banking up 32%, Insurance & Investment up 51% and Treasury up 3%.

Dividends

Underlying earnings per share increased by 22% to 68.5p. In line with our policy of increasing the level of dividend cover to 2.5 times, the Board is proposing a full year dividend of 30.9p, 5% higher than last year, which takes underlying dividend cover to 2.2 times (1.9 in 2002).

RoE

The Group RoE rose to 17.7% (15.9% 2002). As expected, the impact of capital raising combined with lower underlying returns from Insurance & Investment resulted in only a modest increase in Group Target RoE to 17.7% (2002 17.5%).

Net Interest Margins

A marked acceleration in the growth of deposits (up 16%), an increased requirement for wholesale funding and reduced capital earnings partly offset by improved business mix were the main reasons for the 6bps reduction in the Group net interest margin to 177bps. Retail and Corporate margins declined by 9bps and 6bps to 190bps and 171bps respectively. Largely the result of a shift in business mix arising from its expansion, Business Banking margins were 265bps against 295bps in 2002.

As was the case in 2003, we do not expect competitive pressures to bear down on margins in 2004. We therefore expect our deposit growth ambitions and increased wholesale funding to result in a not significantly different movement in the Group net interest margin this year.

Credit Quality

HBOS's stable credit performance is a reflection of the resilient performance of the UK economy, the effectiveness of our credit assessment techniques and the comparative bias within our balance sheet towards higher quality asset classes. Relative to our UK peers, we believe we are heavier in residential mortgages whilst remaining comparatively light in unsecured personal and SME lending and in corporate lending.

Total non-performing assets as a percentage of advances were unchanged at 1.75% (2002 1.75%). Closing provisions as a percentage of advances were 0.79% (0.84% end 2002). The provisions charge of £1,025m (£832m 2002) sees coverage of non-performing advances by total closing provisions and interest in suspense at 48% (51% in 2002).

Cost:income Ratio

Strong income growth, sound cost control and the realisation of merger synergies enabled HBOS to achieve further significant improvements in efficiency with the cost:income ratio falling to 41.6% against 45.2% in 2002.

Group Cost Target

The increase in underlying costs of 9% included £46m as a result of the acquisition of Rothschild Asset Management, an additional pension charge of £62m and £30m in respect of the exchange rate movement on BankWest's expenses. For 2004, the growth in underlying operating expenses is targeted to be 5% or less.

Capital Ratios

During 2003, HBOS deployed its capital resources to support 15% growth in risk weighted assets, to finance the £436m acquisition of the BankWest minority and to fund the previously disclosed £500m injection into Clerical Medical. Nonetheless a 67% increase in retained earnings, the issue of £641m of innovative Tier 1 capital and an increase of £3.7bn in Tier 2 capital saw the total capital ratio rise from 10.4% to 11.1%. And at 7.6% (7.9% in 2002) the Tier 1 ratio remained firmly within our target range.

Merger Synergies

During 2003, £296m of revenue synergies and £286m of cost synergies contributed a combined £582m to the Group's results, comfortably exceeding the full year target of £470m. We remain on track to deliver our target of £800m of merger synergies by 2005. IT integration is now largely complete and in particular, the process of decommissioning all legacy systems in Retail remains on target.

Divisional Performance: Retail

HBOS's distinctive consumer strategy continued to generate strong sales and income growth from a tightly controlled cost base. Profit before tax and exceptionals rose by 19% to £1,698m.

As promised, growth in savings balances accelerated. Taken together with credit balances in bank accounts, total balances increased by £11bn (£7bn in 2002) to £115bn, increasing HBOS's share of UK Household Sector Liquid Assets to an estimated 15.7% (2002 15.5%).

In 2003 our strategy in the mortgage market continued to de-emphasise re-mortgages, given their comparatively unfavourable risk reward characteristics. Nonetheless, the collective reach and service quality of the five HBOS mortgage brands delivered an above target market share for net mortgage lending of 25% (target 23%). The average LTV on new lending fell to 61% (63% in 2002) at the end of the year and the average LTV across the whole book remained at 43%.

In traditional banking products HBOS continued to gain at others' expense with sales of 1m new credit card accounts and 1.2m bank accounts. These gave us an estimated 16% market share of new sales of credit cards with balances rising 21%. An estimated 25% of the "new and switcher" market in bank accounts helped us to achieve a 55% growth in credit balances.

As targeted, a substantial increase in operating income achieved on a stable cost base saw Intelligent Finance break even in December. For the year as a whole its losses reduced significantly to £53m from £147m in 2002.

Retail asset quality remains robust. Non-performing assets were stable at 1.80% of closing advances (1.78% 2002). The charge for provisions as a percentage of average advances was 0.30%, 5bps higher than in 2002 with the increase in provisions reflecting both the changing mix of lending and the normal ageing of the loan portfolio.

The Retail cost:income ratio fell to 47.8% (2002 52.5%), the direct consequence of sales growth, improved productivity and continuing tight cost control as costs grew by 3.2% (target 3%).

Insurance & Investment

In both Insurance & Investment, in rapidly consolidating markets, HBOS's distribution strength and low cost advantage enabled us to record further market share gains in the UK. Sales of general insurance products rose by 19%. In a contracting market, investment product sales were stable as we closed in on our goal of being No. 1 for investment product sales in the UK. Coupled with a significant turnround in short term fluctuations in investment returns, this enabled profit before tax and exceptionals to increase by 51% to £887m.

Insurance profits rose by 11% to £445m as HBOS turned its low cost distribution advantage directly into value for consumers and attractive returns for shareholders. Sales of household and repayment insurance products increased by 20% and 9% respectively, whilst sales of motor insurance policies were up 69%. esure saw almost 800,000 motor and household policies sold and is expected to break even in the first half of 2004.

In the 4th quarter we launched two new developments designed to enhance future growth. First Alternative, our newest joint venture with Peter Wood, capitalises on esure's existing investment in infrastructure. By enabling HBOS to meet the needs of non-standard drivers it extends our distribution reach for motor insurance. As from the end of December we started to underwrite our household insurance business (previously with Royal & Sun Alliance) and all such business will transfer to HBOS on renewal during 2004. As an underwriter, HBOS will recognise its profits from household insurance later than was the case as a commission earning introducer. As disclosed previously, this will have the one off effect of reducing reported profits in 2004 by around £76m.

A significant reduction in negative short term fluctuations in investment returns meant that investment profits rose by 134% to £442m (£189m in 2002). However, reduced margins on in force business and assets under management as a consequence of lower average stock market levels during the year and one-off costs associated with the acquisition of Rothschild Asset Management saw profits based on long term assumptions (i.e. excluding short term fluctuations and changes to economic assumptions) fall by 19% to £416m.

Last year we began a significant re-structuring of our intermediary and bancassurance operations. To be completed in early 2005, this will result in a significant enhancement to the long term profitability of our investment business. In the meantime, progress made to date contributed to the improvement in new business profitability to 25% of equivalent premium income (22% in 2002), achieving our medium term target of 25%.

Bancassurance sales, which rose 21%, once again underlined the power of simplicity and value for money, even in difficult investment product markets. With profits products accounted for only 8% of Clerical Medical's intermediary sales in the UK. Nonetheless, total UK intermediary sales were resilient, down just 10%, whilst overall intermediary sales fell 17% in tough markets. Wealth management sales showed real signs of improvement in the second half. Down 17% at the half year, for the year as a whole, sales for St. James's Place Capital were only 3% lower than a year earlier, as high net worth investors' confidence began to recover.

Business Banking

Business Banking started to deliver the required payback for the major investment made in taking our SME products and services into England and Wales. We have achieved our interim SME market share target of 6%, one year early. Profit before tax and exceptionals rose by 32% to £404m.

The newly established business hunters field force and the direct business bank are both gaining customers at the expense of our peers. Customer lending balances increased by £7.5bn (32%) while deposits grew by 40% to £17bn. The investment required in people, systems and infrastructure was substantially completed in the second half of last year leading to an 11% increase in underlying operating expenses in 2003. However, as targeted, for 2003 as a whole, the cost:income ratio reduced to 53.0% from 55.7%.

A more stable market in motor residuals made for better trading from both our motor finance and contract hire/vehicle management businesses, both of which benefited from the withdrawal of key competitors.

Bank of Scotland (Ireland) has proven to be particularly successful in challenging the existing providers of financial services with a number of product innovations. Bank of Scotland (Ireland) now has over 19% SME market share with lending growth of 17% and growth in deposit balances of 34% in local currency in 2003.

Growth in Business Banking has not been at the expense of credit quality. Such strong growth in assets meant that, as a percentage of advances, non-performing assets fell to 1.97% (2.21% end 2002) whilst the provisions charge, as a percentage of average advances, fell to 0.49% against 0.70% in 2002.

Corporate Banking

Increasingly benign market conditions and attractive margins allowed Corporate to sustain momentum without any increase in risk appetite or a move outside long established areas of expertise. Profit before tax and exceptionals rose 21% to £826m.

Customer lending growth (£5.2bn) slowed to 11%, the direct result of our improved capability and success in selling down debt together with the planned repayment of some large high profile exposures. The same strategy saw an acceleration in the growth of non-interest income, 26% higher than a year earlier. Deposit balances advanced by 43% to £20.2bn.

Accounting for around a third of loans, our largest industry sector continues to be construction and property. Our focus here lies primarily in the property investment sector where in the first instance the credit exposure is assessed against quality rental covenants. We continue to have limited exposure to commercial developments.

Credit quality was relatively stable which is reflected in a slightly reduced provisions charge of 0.70% of average advances (0.72% in 2002). Non-performing assets were 1.65% of advances (1.56% at end 2002).

A long standing reputation for innovation, coupled with the ability to make things happen, have enabled Corporate to seize the huge opportunities presented by the creation of HBOS. In the process we have built market leading positions, most notably with our Structured Finance, Integrated Finance and Joint Venture offerings where our positioning as the "one stop shop" for the full range of underlying banking products continues to be a clear source of competitive advantage.

Treasury

Treasury profit before tax and exceptionals of £239m were 3% above those achieved last year. Growth in sales of Treasury products to the HBOS Group and its customers (up 65% on a like for like basis) very largely offset a decline in the wholesale interest margin and enabled Treasury to sustain 2002's performance.

Our Treasury operation is focused on the generation of high quality earnings. In 2003, 70% of revenues were derived from the management of funding and liquidity and the provision of products and services to the HBOS Group and its customers. Consistent with such an internally focused strategy, asset quality is very strong. We avoid sub investment grade investments and at the end of 2003, over 99% of our total portfolio was rated A or above. No credit provisions were required in the period.

HBOS Treasury Services was very active in funding for the Group, successfully launching the first two covered bond issues in the UK market as well as raising £11.5bn from mortgage securitisations.

BankWest

Last year saw BankWest's profits recover strongly, rising 25% in local currency. Strong growth in both retail and business lending, coupled with robust margins and an improving credit experience, all contributed to this step-change in performance.

In September HBOS completed the acquisition of the minority in BankWest. We are currently engaged in bringing BankWest closer together with our other Australian activities, BOSIAL, Capital Finance and St. Andrews Insurance, to create HBOS Australia. This will greatly enhance our ability to create value for shareholders from our Australian assets.

Outlook and Prospects

As previously announced, the Group is now organised around four Divisions; Retail, Insurance & Investment, Corporate and International Operations. The results for 2004 (with re-stated comparatives for 2003) will be presented on this basis.

The UK economy is strengthening and the interest rate cycle has turned. However, despite the increase in public sector spending, the need to achieve a smooth transition from consumer to investment led growth points to only modest rate rises.

Low interest rates, a benign employment market and the shortage of housing stock will continue to underpin the housing market in 2004. And indeed the market has seen a buoyant start to the year. Even so, after 3 years of a strong housing market, there is no room for complacency. We have, and will continue, to tighten our lending criteria. In the short term therefore, this will be reflected in HBOS's mortgage strategy where we now expect to trade at or, if appropriate, below our stock share for net lending (23%).

The rate of growth in demand for unsecured personal credit has slowed. Although there are few signs of deterioration in retail credit conditions, here too we remain vigilant for any contrary indicators.

We do not expect corporate credit conditions to deteriorate. Our work in progress remains strong and we expect to benefit from a further recovery in corporate activity.

More stable equity markets should see confidence gradually return to investment product markets. More specifically the significant reduction in demand for with profits products and the advent of depolarisation both favour HBOS's multi-brand distribution led strategy.

Both the UK and European authorities are proposing extensive regulatory change, stretching from capital adequacy to treating customers fairly. Regardless of the scale of such change, which should in any case favour larger companies such as HBOS, it is

important that everything we do runs with the grain of regulatory policy. Indeed our shareholders have every right to demand that we regard regulation as another opportunity to create comparative advantage versus our competitors.

As we complete the task of extracting the promised merger synergies, so 2004 should see HBOS reach some important financial benchmarks. With cost growth restricted to 5%, the underlying cost:income ratio is expected to fall through 40%. As promised at the time of the 2002 capital raising, retained earnings will be capable of supporting double digit balance sheet growth without straining the Tier 1 ratio. Most important of all, 2 years of strong asset growth with significant gains in efficiency and now an acceleration in non-interest income, should see us reach our benchmark return on equity (20%). Under current industry structures, we regard these benchmarks as sustainable.

The inherent growth characteristics of UK financial services will be the backdrop for HBOS growth beyond 2004, particularly as UK market shares re-align in the aftermath of consolidation. As a number of competitors also look outside the UK for their primary growth prospects, the opportunities increase for a strong HBOS to grow at the expense of the competition.

Financial Highlights

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Divisional profit before tax and exceptional items:		
Retail Banking	**1,698**	1,426
Insurance & Investment	**887**	589
Business Banking	**404**	307
Corporate Banking	**826**	681
Treasury	**239**	231
BankWest	**113**	75
Group Items	**(282)**	(247)
Profit before tax and exceptional items	**3,885**	3,062
Profit attributable to shareholders	**2,452**	1,916
Balance Sheet		
Loans and advances (gross of securitisation)[1]	**302,463**	255,342
Loans and advances (net of securitisation)[1]	**285,317**	248,778
Total assets (excluding long term assurance assets attributable to policyholders) [2]	**364,599**	317,732
Total assets [2]	**408,413**	355,030
Subordinated liabilities	**12,882**	9,127
Shareholders' funds [2]	**15,368**	13,719
Capital Adequacy	**%**	%
Tier 1 capital ratio	**7.6**	7.9
Total capital ratio	**11.1**	10.4
Performance Ratios	**%**	%
Post tax return on mean equity[3][5]	**17.7**	15.9
Group Target post tax return on mean equity[3][4][5]	**17.7**	17.5
Cost:income ratio[6]	**41.6**	45.2
Net interest margin[7]	**1.77**	1.83
Per Ordinary Share		
Earnings (basic)[8]	**63.6p**	50.6p
Earnings (underlying)[8]	**68.5p**	56.1p
Dividends	**30.9p**	29.4p
Dividends growth	**5%**	5%
Dividend cover (basic)	**2.1 times**	1.7 times
Dividend cover (underlying)[9]	**2.2 times**	1.9 times
Net asset value [2]	**389p**	352p
Share Information		
Closing number of ordinary shares in issue (millions)	**3,850**	3,786
Average number of ordinary shares in issue for basic and underlying EPS (millions)	**3,800**	3,716

(1) Loans and advances comprise loans and advances to banks, customers and operating lease assets.

(2) The figures and ratios for the year ended 31 December 2002 have been restated to reflect the implementation of UITF Abstract 37 "Purchases and sales of own shares" and UITF Abstract 38 "Accounting for ESOP trusts" where own shares have been reclassified and shown as a deduction from Shareholders' funds.

(3) Excluding exceptional items.

(4) Excluding short-term fluctuations in investment returns and changes to economic assumptions.

(5) As reported in our 2003 Interim Results, the ratios at 31 December 2002 have been restated to reflect a change in the calculation of mean equity to a monthly average basis.

(6) The cost:income ratio is calculated excluding exceptional items, goodwill amortisation and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims against operating income.

(7) Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. The net interest margin is calculated before deduction of average loans and advances subject to non-returnable finance. Trading assets within treasury operations are excluded from the net interest margin calculation.

(8) Basic earnings per share is based on profit attributable to ordinary shareholders of £2,415m and weighted average number of ordinary shares in issue of 3,800m. Underlying earnings per share is based on post tax underlying profit attributable to ordinary shareholders of £2,602m and weighted average number of ordinary shares in issue of 3,800m. The underlying profit attributable to ordinary shareholders has been calculated by adding back the post tax impact of exceptional items of £84m and amortisation of goodwill (including Joint Ventures) of £103m.

(9) Underlying dividend cover is calculated excluding the post tax impact of exceptional items and goodwill amortisation.

Key Divisional Statistics

	Year ended 31.12.2003	Year ended 31.12.2002
Retail Banking		
Profit before tax and exceptional items (£m)	**1,698**	1,426
Net mortgage lending (£bn)	**25.5**	23.1
Net mortgage lending market share (estimated) (%)	**25**	29
Stock of mortgages market share (estimated) (%)[1]	**23**	23
Total deposit balances (£bn)	**114.6**	103.8
Share of UK Household Sector Liquid Assets (estimated)(%)	**15.7**	15.5
Total lending to customers (£bn) [1]	**190.4**	162.9
Risk weighted assets (£bn)	**99.5**	90.0
Bad debt charge as a % of average advances (%)[1]	**0.30**	0.25
Total provisions including interest in suspense as a % of NPAs (%)	**40**	43
Total provisions as a % of closing advances (%)[1]	**0.69**	0.72
NPAs as a % of closing advances (%)[1]	**1.80**	1.78
Net interest margin (%) [1]	**1.90**	1.99
Total cost growth (%) [2]	**3.2**	2.3
Cost:income ratio (%) [3]	**47.8**	52.5
Insurance & Investment		
Profit before tax and exceptional items (£m)	**887**	589
Profit based on long term assumptions (£m) [4]	**861**	911
Insurance premium income (gross written premiums £m)	**1,594**	1,334
Insurance policies in force (000s)	**8,330**	6,441
Investment sales (effective premium income £m)	**1,227**	1,222
New business profitability (% of EPI)	**25**	22
Funds under management (£bn)	**78**	64
Business Banking		
Profit before tax and exceptional items (£m)	**404**	307
Total deposits (£bn)	**17.2**	12.3
Total lending to customers (£bn)	**30.7**	23.2
Risk weighted assets (£bn)	**35.1**	26.7
Bad debt charge as a % of average advances (%)	**0.49**	0.70
Total provisions including interest in suspense as a % of NPAs (%)	**69**	75
Total provisions as a % of closing advances (%)	**1.21**	1.48
NPAs as a % of closing advances (%)	**1.97**	2.21
Net interest margin (%)	**2.65**	2.95
Cost:income ratio (%)[3]	**53.0**	55.7

	Year ended 31.12.2003	Year ended 31.12.2002
Corporate Banking		
Profit before tax and exceptional items (£m)	**826**	681
Total deposits (£bn)	**20.2**	14.1
Total lending to customers (£bn)(1)	**50.7**	45.5
Total lending to customers net of securitisation (£bn)	**49.3**	44.1
Risk weighted assets (£bn)	**58.6**	53.5
Bad debt charge as a % of average advances (%)(1)	**0.70**	0.72
Total provisions including interest in suspense as a % of NPAs (%)	**63**	68
Total provisions as a % of closing advances (%)(1)	**1.00**	1.01
NPAs as a % of closing advances (%)(1)	**1.65**	1.56
Net interest margin (%)(1)	**1.71**	1.77
Cost: income ratio (%)(3)	**16.1**	15.5
Treasury		
Profit before tax and exceptional items (£m)	**239**	231
Risk weighted assets (£bn)	**14.0**	11.0
Net interest margin (excluding trading assets) (bp)	**12**	17
Cost:income ratio (%)(3)	**27.8**	27.5

(1) Certain loans and advances to customers have been securitised. A "linked presentation" format is used for statutory balance sheet presentation of these assets and the associated non-returnable finance. The figures and ratios are based on all lending, including lending subject to non-returnable finance unless stated otherwise.

(2) Excluding exceptional items.

(3) The cost:income ratio is calculated excluding exceptional items, goodwill amortisation and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims against operating income.

(4) Excluding short-term fluctuations in investment returns and changes to economic assumptions.

Retail Banking

The benefits of our commitment to deliver value and simplicity to consumers is evident in the full year 2003 results of Retail Banking. Strong growth in income coupled with tight cost control resulted in full year profit before tax and exceptional items of £1,698m, 19% higher than 2002.

The highlights of our 2003 operating performance include:

- Net mortgage lending share of 25%
- 1.2m new bank accounts
- 1m new credit card accounts
- £10.8bn growth in savings and banking credit balances
- Annual growth in costs contained at 3.2%.

Our cost growth performance combined with a 13% increase in operating income has enabled us to further improve the cost:income ratio, down from 52.5% to 47.8%.

Financial Performance

Profit and Loss Account	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Net interest income	**3,411**	3,007
Non-interest income	**809**	721
Mortgages & Savings	**678**	609
Banking	**301**	240
Personal Loans	**28**	33
Credit Cards	**179**	151
Other	**64**	47
Fees and commissions receivable	**1,250**	1,080
Fees and commissions payable	**(450)**	(348)
Other operating income	**9**	(11)
Operating income	**4,220**	3,728
Operating expenses*	**(2,019)**	(1,956)
Staff	**(911)**	(794)
Accommodation, repairs and maintenance	**(50)**	(62)
Technology	**(67)**	(75)
Marketing and communication	**(229)**	(240)
Depreciation:		
Tangible fixed assets	**(56)**	(55)
Other	**(111)**	(180)
Sub total	**(1,424)**	(1,406)
Recharges:		
Technology	**(254)**	(255)
Accommodation	**(236)**	(133)
Other shared services	**(105)**	(162)
Operating profit before provisions*	**2,201**	1,772
Provisions for bad & doubtful debts:		
Specific	**(477)**	(360)
General	**(59)**	(13)
Share of profits of associates and joint ventures	**33**	27
Profit before tax and exceptional items	**1,698**	1,426
Cost:income ratio*	**47.8%**	52.5%

* Excluding exceptional items

Asset growth was the key driver behind a 13% increase in net interest income to £3,411m (2002 £3,007m). With non-interest income 12% higher at £809m (2002 £721m), total operating income grew by 13% year on year.

Our continued focus on cost management and productivity gains enabled us to contain year on year operating expense growth to 3.2%. Our cost management performance continues to reflect the successful delivery of merger cost synergies.

Asset quality remains robust. Whilst the provisions charge increased by 44% year on year, this mainly reflects the significant growth in unsecured lending balances in recent years. Non-performing assets ("NPAs") as a percentage of period end loans and advances were stable at 1.80% (2002 1.78%). We have experienced some increase in provisions and NPAs as our portfolio matures. This is a natural consequence of our relative growth in balances over the past few years where the normal seasoning of loan performance is therefore more pronounced.

Net Interest Margins and Spreads		**Year ended 31.12.2003 £m**	Year ended 31.12.2002 £m
Net Interest Income:			
Interest receivable		**9,565**	8,236
Interest payable		**(6,374)**	(5,442)
Capital earnings		**220**	213
		3,411	3,007
Average Balances:			
Interest earning assets	- securitised	**10,219**	3,400
	- other	**169,219**	147,731
		179,438	151,131
Interest bearing liabilities	- deposits	**112,171**	101,795
	- securitised	**10,219**	3,400
	- other	**57,048**	45,936
		179,438	151,131
Average Rates:		**%**	%
Gross yield on interest earning assets		**5.33**	5.45
Cost of interest bearing liabilities		**(3.55)**	(3.60)
Net Interest Spread		**1.78**	1.85
Capital earnings		**0.12**	0.14
Net Interest Margin		**1.90**	1.99

Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. In the calculation of net interest margin above, average balances are stated before deduction of non-returnable finance.

The net interest margin for the year was 9bps lower than 2002 at 190bps and the key movements were as follows:

Movement in Margin	**Basis Points**
Net interest margin for the year ended 31 December 2002	199
Add:	
Mortgages	5
Credit Cards	2
Intelligent Finance	2
Deduct:	
Savings	(5)
Banking	(2)
Personal Lending	(2)
Wholesale Funding	(7)
Capital Earnings	(2)
Net interest margin for the year ended 31 December 2003	**190**

Margin trends in our asset based businesses proved to be resilient in the face of competitive market conditions. The mortgage spread contribution improved by 5bps, reflecting the benefits of our multi-brand strategy and improved spreads in the mainstream lending segment. The contribution from both credit cards and Intelligent Finance each improved by 2bps. On the liability side of the balance sheet, the savings and banking spread contribution declined by 7bps in total as we targeted significant growth in deposit balances. An increased requirement for wholesale funding resulted in a 7bps margin reduction, of which 2bps was attributable to the increased level of mortgage securitisation. The benefit from earnings on free capital was 2bps lower at 12bps.

Non-Interest Income

Non-interest income increased by 12% to £809m (2002 £721m). Fees and commissions receivable were £170m higher at £1,250m, reflecting solid growth in fee income across our principal product lines. This was partly offset by a £102m increase in fees and commissions payable, mainly reflecting a volume led increase in mortgage intermediary fees.

Operating Expenses

Strong sales volumes, which in turn led to higher than planned sales related bonus costs, saw operating expenses increase by only 3.2% to £2,019m (2002 £1,956m). The combined impact of strong income growth and tight cost control enabled us to further reduce the cost:income ratio to 47.8% (2002 52.5%). The analysis of operating expenses by cost type in 2003 reflects changes to the classification of direct and recharged expenditure. The total costs of the division are not materially affected by these changes and comparative figures have not been restated.

Provisions

Closing provisions as a percentage of period end loans and advances were slightly lower at 0.69%, down from 0.72% at the end of 2002. Total provisions (including interest in suspense) coverage of NPAs was 40%, compared to 43% at the end of 2002. The apparent dilution in provisions cover mainly reflects the benefit of continuing house price inflation, which means that growth in secured NPAs has not resulted in a substantially increased specific provisioning requirement.

The bad debt charge represented 0.30% (2002 0.25%) of average loans and advances. The total charge comprises £486m (2002 £356m) for unsecured and £50m (2002 £17m) for secured advances. The growth in the unsecured charge reflects the significant growth in balances in recent years. The increase in the secured charge reflects our increased lending to specialist segments of the mortgage market. Overall, the secured charge continues to benefit from a combination of significant house price inflation, a stable mortgage arrears profile, reduced losses on possession and our ongoing focus on front end asset quality.

Balance Sheet and Asset Quality Information	As at 31.12.2003 £bn	As at 31.12.2002 £bn
Loans & Advances to Customers		
Loans and advances to customers	190.4	162.9
Less: non-returnable finance	(15.6)	(5.0)
	174.8	157.9
Bad Debt Provisions:	£m	£m
Specific	938	855
General	370	312
Total	1,308	1,167
Provisions as % of loans and advances	0.69%	0.72%
Classification of loans and advances*:	%	%
Home mortgages	91	91
Other personal lending:		
Secured	1	1
Unsecured	4	4
Credit cards	3	3
Banking	1	1
Total	100	100
Non-Performing Assets	£m	£m
Secured	2,056	1,697
Unsecured	1,376	1,202
Total	3,432	2,899
Interest in suspense	£70m	£70m
Total risk weighted assets	£99.5bn	£90.0bn
Total customer deposits	£114.6bn	£103.8bn

* Before provisions and after deducting non-returnable finance

Total balance sheet provisions increased by £141m to £1,308m analysed as follows:

	As at 31.12.2003	As at 31.12.2002
Closing Provisions	£m	£m
Secured	407	389
Unsecured	901	778
Total	1,308	1,167

Closing provisions as a percentage of period end loans and advances were 0.69% (2002 0.72%) as shown below:

	As at 31.12.2003	As at 31.12.2002
	%	%
Secured	0.23	0.26
Unsecured	6.30	6.33
Total	0.69	0.72

Our asset quality remains strong with growth in NPAs broadly tracking asset growth. NPAs as a percentage of period end loans and advances were stable at 1.80% (2002 1.78%). Balance sheet provisions coverage of NPAs was also fairly stable at 40% (2002 43%).

	As at 31.12.2003		As at 31.12.2002	
	£m	**% of NPAs**	£m	% of NPAs
Specific	**938**	**27**	855	30
General	**370**	**11**	312	11
Interest in Suspense	**70**	**2**	70	2
Total	**1,378**	**40**	1,237	43

Operational Performance

Mortgages

In 2003 we have continued to demonstrate the effectiveness of our five-brand strategy. By competing effectively through all channels, and across the complete range of mainstream and specialist mortgage segments, we have delivered record net lending of £25.5bn to give an estimated full year net lending share of 25%, ahead of our stock related share target of 23%.

Gross mortgage lending at £71.8bn was 26% up on 2002 and represents an estimated 26% market share. We have grown the retail mortgage book by £25.5bn to £176bn of assets in 2003.

Asset quality has not been sacrificed in order to drive sales. The average income multiple remains prudent at just over 2.5 times. The average loan to value ("LTV") for the entire book on year-end valuations, was 43%, the same as at the end of 2002. The average LTV for new business was 61% (2002 63%).

We remain the market leaders in providing support for First Time Buyers and Home Movers, delivering more than our asset based share in these segments. We have retained our deliberately underweight position in the remortgage sector as the lower longevity of these customer relationships continues to mean that remortgages deliver lower returns through the lifetime of the product.

Throughout 2003 we have continued to take a measured approach to the higher margin specialist lending segments of buy-to-let, self-certification and near prime. At the year end, the LTV of our specialist book was stable at 66% (2002 66%).

We continue to benefit from our investment in "best in class" processing technology. Our investment in a B2B platform allows us to process intermediary business through the internet and, in 2003, over 80% of the Halifax intermediary business came through this channel. This puts us in an excellent position to support our intermediary partners through Regulation and is a key factor in delivering industry-leading service levels which have once again been widely recognised.

We were again awarded "Best Overall Lender 2003/2004" by Your Mortgage magazine and "Best Mortgage Provider 2003" by Personal Finance magazine.

Contributions from the key mortgage brands were as follows:

	Gross Lending		**Net Lending**	
	Year ended 31.12.2003 £bn	Year ended 31.12.2002 £bn	**Year ended 31.12.2003 £bn**	Year ended 31.12.2002 £bn
Halifax and Bank of Scotland	**48.8**	38.8	**13.0**	11.5
Birmingham Midshires	**11.0**	5.6	**6.9**	2.9
The Mortgage Business	**4.8**	3.5	**2.5**	2.1
Intelligent Finance	**7.2**	8.9	**3.1**	6.6
Total	**71.8**	56.8	**25.5**	23.1

Our net to gross lending ratio remained slightly better than the market average at 35.5% in 2003 after reaching a high of 40.7% in 2002. Redemption experience was principally driven by the maturing profile of the IF book after two years of strong growth, and cessations of low margin re-mortgage products in the Halifax brand in the fourth quarter.

Mortgage credit quality remains strong. Total mortgage arrears remained unchanged at 1.1% of the value of the portfolio and total mortgage provisions as a percentage of period end loans and advances were 0.23% (2002 0.26%). The following tables demonstrate the relatively stable profile of mortgage arrears and a significantly improved possessions experience.

At 31 December 2003*

Arrears	Cases 000's	Total Mortgages %	CML Average %	Value of Debt* £m	Total Mortgages %
3-6 months	**18.8**	**0.65**	**0.45**	**1,238**	**0.7**
6-12 months	**10.5**	**0.36**	**0.25**	**571**	**0.3**
Over 12 months	**4.2**	**0.14**	**0.11**	**192**	**0.1**
Total	**33.5**	**1.15**	**0.81**	**2,001**	**1.1**

	Opening Stock No.	New Possessions No.	Disposals No.	Closing Stock No.	Value of Debt £m
Possessions	**989**	**1,060**	**(1,579)**	**470**	**30**

At 31 December 2002

Arrears	Cases 000's	Total Mortgages %	CML Average %	Value of Debt* £m	Total Mortgages %
3-6 months	19.5	0.68	0.59	964	0.7
6-12 months	9.2	0.32	0.30	425	0.3
Over 12 months	3.9	0.14	0.15	177	0.1
Total	32.6	1.14	1.04	1,566	1.1

	Opening Stock No.	New Possessions No.	Disposals No.	Closing Stock No.	Value of Debt £m
Possessions	1,546	2,874	(3,431)	989	35

* Value of debt represents total book value of mortgages in arrears

The percentage of mortgage cases in arrears partly reflects the maturing of the Intelligent Finance portfolio, but is mainly driven by our risk-based collections strategy which focuses on the potential for loss (as measured by loan size and LTV) and supports the CML/Government Partnership initiative to promote sustainable home ownership. This strategy is proving extremely successful in helping customers keep their homes and can be evidenced by our industry leading possession levels which declined by 63% in 2003 against the CML average reduction of 36%.

Bank Accounts

Our market leading current accounts combining attractive interest rates and value added features, backed up by aggressive marketing, have allowed HBOS to sustain its attack on the incumbents in the UK banking market. The strong sales performance delivered in 2002 has been maintained with 1.2m new bank accounts opened in 2003. The HBOS share of the new and switchers market is now estimated to be 25%.

New account openings and attractive interest rates have contributed to the strong growth in credit balances to £13.8bn (2002 £8.9bn). Credit quality remains high following significant improvements in the first half of 2003. Provisions as a percentage of period end loans and advances have fallen to 3.5% from 4.7% at the end of 2002 and non-performing assets have declined to 5.3% of period end loans and advances (2002 6.8%).

Bank account customers have continued to migrate to lower cost distribution channels. Internet registered users have grown by 39% to 2.2m and the number of online transactions has increased by 47% in the last twelve months. The current account has continued to be a strong driver of cross sales with the number of customers holding three additional products increasing by 38% over the year. We further enhanced our product range with the introduction of our innovative fee free packaged account "Extras" in August.

Credit Cards
The HBOS credit card business continues to benefit from an extensive multi-branded product range coupled with the broadest distribution base of any UK Retail bank (ranging from branches to direct mail and our partnership and affinity arrangements). We acquired 1m new accounts (1.4m including those acquired through our joint venture partners) in 2003, resulting in an estimated HBOS market share of 16%. Balances have increased by 21% to £4.7bn (2002 £3.9bn).

We constantly monitor leading credit indicators as the following table illustrates:

	31 December 2003	31 December 2002
Credit utilisation*1	**18.1%**	24.0%
Overdrawn limits*2	**5.9%**	6.4%
Delinquency roll rates*3	**48.4%**	43.3%

*1 percentage of total available credit lines which is drawn down
*2 percentage of accounts in excess of credit limit
*3 percentage of credit card balances in arrears which have worsened in the year

Whilst the proportion of balances entering arrears has significantly reduced to 3.7% (2002 4.5%), NPAs have increased to 9.4% (2002 8.4%) reflecting the maturing of our portfolio.

Personal Lending
Our broad distribution, competitive pricing and innovative product features have confirmed HBOS as the No.1 lender within the personal loan market during 2003. Against the backdrop of a 12% reduction in the unsecured personal loan market balances outstanding have grown by 4% since the end of 2002, evidence of our successful retention strategy which has seen our closure rate improve by 6%.

Balance sheet provisions as a percentage of period end loans and advances remained stable at 7.5% (2002 7.5%). NPAs also remained stable at 11.8% (2002 11.8%) of period end loans and advances.

Savings
Against a background of the Bank of England Base Rate falling to its lowest level for almost 50 years, the market for customer deposits remained fierce in 2003. Our aggressive multi-brand strategy helped us to grow savings balances by £5.9bn during the year.

The savings margin came under some pressure in 2003 as a consequence of the low interest rate environment, increasing competition for new deposits and our value led strategy. The low rate environment has limited our ability to pass on the full extent of base rate reductions. Furthermore, our value led strategy, which actively encourages customers into the most appropriate Savings and Investment product, has created short-term margin pressures, but it has also improved customer retention and driven record balance growth whilst continuing to support our growing Bancassurance business.

During the second half of 2003 we started selling Halifax branded savings accounts in all Scottish branches and launched an improved Savings Review process. Collectively, these actions have enabled us to further consolidate our position as the No.1 Savings provider in the UK with an estimated overall market share of Household Sector Liquid Assets of 15.7% (2002 15.5%).

Intelligent Finance

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Net interest income	**136**	35
Non-interest income	**(9)**	(6)
Operating income	**127**	29
Operating expenses	**(146)**	(148)
Operating loss before provisions	**(19)**	(119)
Provisions for bad & doubtful debts:		
Specific	**(33)**	(25)
General	**(1)**	(3)
Loss before tax	**(53)**	(147)
Total lending to customers	**£15.5bn**	£12.4bn
Total customer deposits	**£4.2bn**	£3.3bn
Total risk weighted assets	**£8.1bn**	£6.7bn

Intelligent Finance ("IF") has met our declared goal of reaching breakeven by the end of 2003, delivering a small profit in the month of December. Continued strong growth in net interest income and a reduction in operating costs were the key factors behind a £94m reduction in losses compared to 2002.

Customer advances increased by £3.1bn in 2003 as IF took a UK net mortgage lending share of over 3%. Customer deposits have grown by £900m including a trebling of Cash ISA balances. Operating income increased fourfold compared to 2002, whilst operating expenses started to decline reflecting improved efficiency in the maturing business.

IF, like Halifax, Bank of Scotland, Birmingham Midshires and The Mortgage Business will play a vital role in our integrated distribution strategy.

Prospects

Retail Banking's performance in 2003 provides further evidence that our strategy, based on delivering value and simplicity to customers combined with a disciplined approach to cost management, continues to drive real shareholder value.

HBOS expects another good year in the housing market during 2004 underpinned by low unemployment, good affordability and a severe shortage of housing stock. Even so, after 3 years of a strong housing market there is no room for complacency.

We have, and will continue, to tighten our lending criteria. In the short term therefore this will be reflected in HBOS's mortgage strategy where we now expect to trade at or, if appropriate, below our stock share for net lending (23%).

In the long term we see attractive growth prospects in all of our main Retail businesses and we believe that our uniquely strong sales and distribution model will allow us to achieve long term market shares above 15% in all markets in which we compete. In 2004 we are confident that continued strong income growth, coupled with stringent cost control and a prudent attitude to credit quality, will drive a further improvement in profitability.

Insurance & Investment

Reported profit before tax and exceptional items for Insurance & Investment advanced by 51% to £887m. Insurance profits increased by 11% to £445m and Investment profits increased by 134% to £442m. Investment profits based on long term investment return assumptions, i.e. after eliminating the effect of short term fluctuations in investment returns and changes to economic assumptions, reduced to £416m (2002 £511m) due to lower margins on in-force business and assets under management as a result of lower stock market levels during the year, and the additional integration costs associated with the Rothschild Asset Management acquisition.

The positive momentum of the Insurance Business was maintained in 2003 with sales up by 19% overall and each major line of business showing healthy growth. Of particular note was the performance of esure, where motor insurance sales increased by 69% against the previous year.

Against the backdrop of a shrinking investment market, the Investment Business performed resiliently with overall sales marginally ahead of 2002 and UK sales 5% ahead. The trends by channel seen in previous reporting periods continued with strong performance in Bancassurance, where sales increased by 21%, being balanced by lower sales in Intermediary and Wealth Management. Based on the new business results reported by the ABI, we made further progress towards our ambition of being number one in the UK investment market.

Financial Performance

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Net interest income	**55**	50
Non-interest income	**1,195**	831
Income from long term assurance business	**525**	233
General insurance premium income	**360**	320
OEIC/Unit trust management income	**91**	50
Fund management income	**57**	36
Other fees and commissions receivable	**381**	352
Fees and commissions payable	**(224)**	(166)
Other operating income	**5**	6
Operating income	**1,250**	881
Operating expenses*	**(255)**	(196)
Staff	**(95)**	(72)
Accommodation, repairs and maintenance	**(3)**	(13)
Technology	**(9)**	(4)
Marketing and communication	**(16)**	(17)
Depreciation:		
Tangible fixed assets	**(6)**	(6)
Other	**(80)**	(40)
Sub total	**(209)**	(152)
Recharges:		
Technology	**(22)**	(20)
Accommodation	**(20)**	(4)
Other shared services	**(4)**	(20)
General insurance claims payable	**(99)**	(79)
Amounts written off fixed asset investments	**3**	(4)
Operating profit*	**899**	602
Share of losses of associates and joint ventures	**(12)**	(13)
Profit before tax and exceptional items	**887**	589

* Excluding exceptional items

Insurance Business

Financial Performance

Profit before tax and exceptional items from the Insurance Business increased by 11% to £445m as the business continues to perform strongly, primarily linked to mortgage, credit card and personal loan sales in Retail.

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Net interest income	**22**	22
Non-interest income	**645**	546
Income from long term assurance business	**81**	63
General insurance premium income	**360**	320
Other fees and commissions receivable	**366**	317
Fees and commissions payable	**(165)**	(156)
Other operating income	**3**	2
Operating income	**667**	568
Operating expenses*	**(110)**	(76)
General insurance claims payable	**(99)**	(79)
Operating profit*	**458**	413
Share of losses of associates and joint ventures	**(13)**	(13)
Profit before tax and exceptional items	**445**	400

* Excluding exceptional items

Operational Performance

Insurance sales increased 19% to £1,594m gross written premiums in 2003, good progress being made on all major product lines.

Insurance Sales	**Gross Written Premiums**		**Number of In-force Policies**	
	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m	**Year ended 31.12.2003 000's**	Year* ended 31.12.2002 000's
Repayment	**872**	799	**3,318**	2,837
Household	**448**	374	**2,463**	2,319
Motor	**211**	125	**713**	443
Other	**63**	36	**1,836**	842
Total	**1,594**	1,334	**8,330**	6,441

* Restated to eliminate in-force policies on which no premiums are payable.

Repayment
Sales of repayment insurance under the Halifax and third party brands increased by 9% to £872m as a result of continued success in cross-selling to mortgage, credit card and personal loan customers. The move to a single processing platform for all repayment insurance was completed during 2003.

Household
Sales of household insurance under the Halifax, Intelligent Finance, esure and Sainsbury's Bank brands increased by 20% to £448m as a result of continued success in cross-selling to mortgage customers and sales of our non-mortgage related insurance, which now accounts for almost half of all sales.

On 1 January 2004 the underwriting of our household insurance business moved on renewal to our subsidiary company, St. Andrew's Insurance, from Royal & Sun Alliance. As reported at our interim results in July 2003, the consequent change to the recognition of net income as we move from commission (accounted for in the year of

receipt) to premiums (accounted for as the premiums are earned) will result in a one-off reduction in reported pre-tax profits of an estimated £76m in 2004.

Halifax Home Insurance's position as a leading provider in the UK was reaffirmed in 2003 by inclusion in Which? magazine's best buy tables for the third year running and by winning the accolade of "Best Buildings and Contents Provider" in the Mortgage Advisor and Home Buyer Awards.

Motor

Sales of motor insurance under the esure, Halifax and Sainsbury's Bank brands increased by 69% to £211m. It is three years since esure was launched and already almost 800,000 motor and household policies have been sold, well ahead of schedule. esure remains on target to move into profitability in 2004.

In November, First Alternative, a new insurance joint venture with Peter Wood, commenced business. First Alternative is designed to meet the insurance needs of customers who currently fall outside of esure's target customer segments. Cover offered by First Alternative will be made available to Halifax and Sainsbury's Bank customers in addition to being offered under its own brand directly by telephone and internet.

Investment Business

Financial Performance

Reported profit before tax and exceptional items for the Investment Business increased by 134% to £442m.

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Net interest income	**33**	28
Non-interest income	**550**	285
Income from long term assurance business	**444**	170
OEIC/Unit trust management income	**91**	50
Fund management income	**57**	36
Other fees and commissions receivable	**15**	35
Fees and commissions payable	**(59)**	(10)
Other operating income	**2**	4
Operating income	**583**	313
Operating expenses*	**(145)**	(120)
Amounts written off fixed asset investments	**3**	(4)
Operating profit*	**441**	189
Share of profits of associates and joint ventures	**1**	-
Profit before tax and exceptional items	**442**	189

* Excluding exceptional items

The increase in reported profits for the Investment Business is primarily the result of significantly smaller negative short term fluctuations in investment returns in 2003 compared to 2002 – the direct consequence of the recovery in the stock market during 2003. Despite this stock market recovery, however, short term fluctuations in 2003 were negative overall, being adversely affected by the impact of increased gilt yields on shareholder funds.

Profit for the Investment Business based on long term assumptions, i.e. after eliminating the effect of short term fluctuations in investment returns and changes to economic assumptions, reduced to £416m (2002 £511m). This was largely due to lower margins on in-force business and assets under management as a result of the lower stock market levels that persisted throughout most of the year, and the one-off costs associated with the integration of the Rothschild Asset Management acquisition.

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Reported profit before tax	**442**	189
Effect of short term fluctuations in investment returns	**46**	412
Changes to economic assumptions	**(72)**	(90)
Profit based on long term assumptions	**416**	511

Long Term Assurance Business

The sources of income from long term assurance business on an embedded value basis are set out below.

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Contribution from Existing Business	**238**	366
Contribution from New Business	**162**	120
Investment Earnings using long term assumptions	**99**	69
Changes to economic assumptions	**72**	90
Short term fluctuations in investment returns	**(46)**	(412)
Income before tax from long term assurance	**525**	233
Comprising: Investment Business	**444**	170
Insurance Business	**81**	63

The contribution to profits from new business rose as a result of improvements to pricing, product mix and unit costs. The contribution from existing business reflected further positive actual experience compared to expected and improved persistency assumptions. Overall, the contribution fell relative to last year as a result of revised assumptions regarding the future mix of investments in our policyholders funds and a strengthening of mortality assumptions for annuity business.

The embedded value of long term assurance business at 31 December 2003 was £3,950m (2002 £3,544m) of which 43% (2002 51%) was shareholder funds and the balance was the value of in-force business. The economic assumptions used in the calculation of the embedded values are set out below. The reduction in discount rate from 8.5% to 8.0% concludes our previously flagged intention to move progressively towards more active economic assumptions.

	Year ended 31.12.2003 %	Year ended 31.12.2002 %
Discount rate (net of tax)	**8.0**	8.5
Equity return (net of tax credits)	**7.5**	7.5
Gilt return (gross of tax)	**5.0**	5.0
Expense inflation	**3.0**	3.0

Modified Statutory Solvency Basis

Profits calculated using the modified statutory solvency basis ("MSSB") use the same long term assumptions as required to assess regulatory solvency but with certain prescribed accounting adjustments, e.g. the deferral of acquisition expenses. Because of the conservative nature of these regulatory solvency requirements, new business is normally reported as a loss in the year of sale. This depresses the MSSB result for businesses enjoying healthy sales and does not reflect the future value of such new business.

The consolidated MSSB result compared to the embedded value reporting basis is set out below.

Reporting Basis Comparison for Long Term Assurance Business	**2003 £m**	2002 £m
Income reported on modified statutory solvency basis before tax	**213**	(133)
Income reported on embedded value basis before tax	**525**	233

New Business Profitability

New business profitability on an achieved profits basis met our medium term target of 25% EPI reflecting further improvements to pricing, product mix and unit costs achieved during the year. This achieved profits new business profitability is higher than the embedded value contribution from new business because it includes collective investment schemes, and allocates expenses on a directly attributable new business basis.

	Year ended 31.12.2003 EPI* £m	Year ended 31.12.2003 %EPI*	Year ended 31.12.2002 EPI* £m	Year ended 31.12.2002 %EPI*
Bancassurance	**612**	**27**	507	24
Intermediary	**466**	**18**	561	15
Wealth Management	**149**	**41**	154	41
Total	**1,227**	**25**	1,222	22

* EPI = equivalent premium income = annual premiums plus 10% of single premiums

Operational Performance

Investment sales increased marginally to £1,227m EPI in 2003, underlining the resilience of the HBOS multi-brand/multi-channel strategy in an otherwise shrinking investment market. Total UK investment sales grew by 5% to £1,150m EPI. Based on the new business figures reported by the ABI, HBOS has again increased market share and made further progress towards our aim of becoming number one in the UK investment market.

Investment Sales	Year ended 31.12.03 Single £m	Year ended 31.12.03 Annual £m	Year ended 31.12.03 Total £m	Year ended 31.12.03 Total EPI £m	Year ended 31.12.02 Single £m	Year ended 31.12.02 Annual £m	Year ended 31.12.02 Total £m	Year ended 31.12.02 Total EPI £m
Life	**4,684**	**90**	**4,774**	**559**	5,239	91	5,330	615
Pensions	**1,999**	**197**	**2,196**	**397**	2,049	262	2,311	467
Collective Investments	**2,141**	**57**	**2,198**	**271**	1,228	18	1,246	140
Total	**8,824**	**344**	**9,168**	**1,227**	8,516	371	8,887	1,222
Bancassurance	**4,832**	**129**	**4,961**	**612**	4,071	100	4,171	507
Intermediary	**3,008**	**165**	**3,173**	**466**	3,399	221	3,620	561
Wealth Management	**984**	**50**	**1,034**	**149**	1,046	50	1,096	154
Total	**8,824**	**344**	**9,168**	**1,227**	8,516	371	8,887	1,222

Bancassurance

Sales of investment business distributed via our Bancassurance channel (Halifax and Bank of Scotland retail branches and the Bank of Scotland Investment Service) increased by 21% to £612m EPI. This growth re-confirms our position as the UK's leading bancassurer, underlining the success of our customer champion strategy which offers simple, transparent, value for money products suited to our customers' needs.

Intermediary

Clerical Medical's strong intermediary franchise underpinned a resilient performance in the UK and despite a fall in sales by 10% to £389m EPI, our share of the UK intermediary channel has increased once again in the face of a steeper decline in the overall market. In the past 2 years, Clerical Medical has successfully moved away from with profits business towards less capital intensive products. In 2003, with profits business accounted for only 8% of UK intermediary sales in contrast to the same period two years ago when the percentage was 49%. As a consequence of these actions, new business profitability for the channel once again improved. The free asset ratio of Clerical Medical as at 31 December 2003 was estimated to be 7.5% (31 December 2002 7.2%), excluding implicit items and before deduction of the required minimum solvency margin.

Sales outside the UK, down 40%, have been significantly affected by economic downturns in the major markets in which we operate, Germany and Hong Kong being the most significant. Whilst non-UK intermediary sales represent only 16% of the overall intermediary channel, the decline nonetheless contributed to a 17% overall fall in intermediary sales to £466m EPI.

Wealth Management
Sales at St. James's Place Capital ("SJPC") were 3% lower at £149m EPI for the year as a whole with the last quarter of 2003 showing very positive signs of a return in the confidence of higher net worth investors with sales up 24% on the same period in 2002. Funds under management increased 34% to £8bn at 31 December 2003.

Overall Partner numbers increased in 2003 by 23 to 1,124, a 50% increase in new recruits being balanced partially by the forecast reduction in the number of lower producing Partners. Nearly half of the new recruits came from the IFA market, confirmation that SJPC is seen as one of the winners from the forthcoming changes to polarisation. To underline this point, fees from additional wealth management services increased to £21m.

Asset Management
Insight Investment's funds under management increased by 23% to £70bn, the acquisition of Rothschild Asset Management in January 2003 contributing £9bn to this total. The successful integration of the two businesses is expected to deliver cost savings of 27% of the combined expense base and has accelerated Insight's positioning as a major player in the institutional fixed income market and one of the UK's leading fund-of-funds providers. 70% of Insight's revenue now comes from clients outside the HBOS Group.

Total Group assets under management, including assets managed by SJPC, were £78bn at 31 December 2003 (31 December 2002 £64bn).

Prospects

Low cost distribution, efficient manufacturing and simple, transparent products are the major strategic advantages enjoyed by the HBOS Insurance and Investment businesses.

In our Insurance business, the prospects for growth, linked as it is to our core banking businesses, remain strong. These prospects are likely to be further advanced by the introduction of insurance regulations in late 2004 which will favour the larger, lower cost distributors. The move to underwrite household insurance in-house has helped secure the long term benefits of our current operating model. The anticipated move of esure into profitability in 2004 is also a demonstration of the power of access to distribution and scale.

In our Investment business, the much anticipated but delayed reforms being driven by the Treasury are expected to favour those bancassurers that are able to provide capital efficient, simple products through low cost distribution to the mass market. At the same time, against the background of further consolidation in the UK intermediary market, the repositioning of Clerical Medical's proposition in recent years provides the platform for it to be one of only a few winners in that sector in the future. The significant restructuring of our intermediary and bancassurance operations, which is expected to be completed by early 2005, will enhance our ability to create shareholder value from these growth opportunities.

More broadly, we expect SJPC to be a winner in 2004 as evidenced by the recent upturn in sales in response to the returning confidence of high net worth investors and as the beneficial effect of de-polarisation bites. Similarly, the fortunes of Insight Investment are linked in the near term to the market recovery but increasingly its reputation for fixed income management will provide the opportunity for differentiation in the market.

Business Banking

The growth in business levels throughout the Division continues, and we have now attained our 6% target UK SME market share – one year ahead of schedule. The significant increase in customer numbers has delivered strong growth in both lending and deposit balances following a period of focused investment in both infrastructure and people, and our expansion into England and Wales. Consequently, we have delivered a strong result with 32% growth in profit before tax and exceptional items to £404m (2002 £307m).

Financial Performance

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Net interest income	**739**	628
Non-interest income	**662**	576
Business Centres	**152**	136
Asset Finance	**56**	47
Motor Finance	**43**	39
Other	**61**	43
Fees and commissions receivable	**312**	265
Fees and commissions payable	**(124)**	(119)
Operating lease rental income	**447**	412
Other operating income	**27**	18
Operating income	**1,401**	1,204
Operating expenses*	**(886)**	(789)
Staff	**(306)**	(245)
Accommodation, repairs and maintenance	**(26)**	(26)
Technology	**(30)**	(22)
Marketing and communication	**(28)**	(23)
Depreciation:		
Tangible fixed assets	**(21)**	(20)
Operating lease assets	**(312)**	(274)
Other	**(64)**	(85)
Sub total	**(787)**	(695)
Recharges:		
Technology	**(60)**	(51)
Accommodation	**(11)**	(8)
Other shared services	**(28)**	(35)
Operating profit before provisions*	**515**	415
Provisions for bad & doubtful debts:		
Specific	**(133)**	(135)
General	**-**	(12)
Amounts written off fixed asset investments	**(6)**	(6)
Share of profits of associates and joint ventures	**28**	20
Profit on disposal of business	**-**	25
Profit before tax and exceptional items	**404**	307
Net interest margin	**2.65%**	2.95%
Net interest spread	**2.42%**	2.58%
Bad debt charge as a % of average advances	**0.49%**	0.70%
Cost:income ratio**	**53.0%**	55.7%

* Excluding exceptional items

** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation and amounts written off fixed asset investments against operating income

	As at 31.12.2003 £bn	As at 31.12.2002 £bn
Loans & Advances to Customers		
Loans and advances to customers	**30.7**	23.2
Bad Debt Provisions	**£m**	£m
Specific	**223**	195
General	**150**	148
Total	**373**	343
Provisions as % of loans and advances	**1.21%**	1.48%
Classification of loans and advances*:	**%**	%
Agriculture, forestry and fishing	**2**	3
Energy	**1**	-
Manufacturing industry	**7**	9
Construction and property	**29**	21
Hotels, restaurants and wholesale and retail trade	**14**	17
Transport, storage and communication	**4**	4
Financial	**10**	12
Other services	**23**	22
Other lending – motor finance	**8**	10
Overseas residents	**2**	2
	100	100
Non performing assets (NPAs)	**£606m**	£513m
Interest in suspense	**£46m**	£44m
NPAs as a % of closing advances	**1.97%**	2.21%
Provisions including interest in suspense as a % of NPAs	**69%**	75%
Total risk weighted assets	**£35.1bn**	£26.7bn
Total customer deposits	**£17.2bn**	£12.3bn

* Before provisions

Operating income has grown by a healthy 16% to £1,401m (2002 £1,204m) driven by strong growth in both interest and non-interest income. Net interest income has increased by 18% and non-interest income has increased by 15% with all parts of the Division contributing to the growth.

Operating expenses excluding operating lease depreciation increased by 11% as 2003 saw the fulfilment of our recruitment drive. This, combined with the growth in income saw the cost:income ratio improve to 53.0% from 55.7% in 2002.

The net interest margin contracted from 2.95% to 2.65% over the year, mainly due to a change in the business mix and reduced capital earnings.

Movement in Margin	**Basis Points**
Net interest margin for the year ended Dec 2002	**295**
Deduct:	
Reduced lending margins/product mix	(15)
Reduced capital earnings	(14)
Reduced deposit earnings/product mix	(1)
Net interest margin for the year ended Dec 2003	**265**

Assisted by dedicated deposit taking teams across the Division and a competitive suite of products, deposits grew by an exceptionally strong 40% to £17.2bn compared to £12.3bn at the end of 2002.

Loans and advances have also grown significantly in the year as our customer base increased, benefiting in particular from the strategic expansion into England and Wales. We now have almost £31bn of loans & advances to customers, which is 32% ahead of 2002. Correspondingly, risk weighted assets have grown by 31% to £35.1bn (2002 £26.7bn). The growth in Construction and Property exposure over the year reflects our drive into the business community. The portfolio remains largely investment related, supported by good quality covenants with the limited development element normally mitigated through pre-sale and pre-letting conditionality. The sector has continued to perform well, exposure is well spread geographically and numerically and there is no evidence of stress.

Strong growth in assets and a solid credit performance meant that the bad debt charge improved to 0.49% of average advances from 0.70% at the end of 2002, whilst provisions also improved to 1.21% of closing advances and non performing assets fell to 1.97% of closing advances, both measures improving significantly on the previous year (1.48% and 2.21% respectively).

Business Performance

During 2003, Business Banking generated significant growth and recorded meaningful market share gains to build on the investment of the previous year, with business customer numbers in the UK increasing 28% to over 350,000 (2002 273,000). We have now achieved our target UK SME market share of 6% - a year ahead of target.

In the UK, our Field New Business Hunters, who identify and generate new business opportunities, have delivered particularly impressive growth on both sides of the balance sheet with assets growing 33% and deposits growing 40%. The Field Relationship Management team, who provide a value added bespoke relationship service to customers, have achieved significant cross-sell and organic growth from their portfolios.

The Direct Business Bank, which is dedicated to serving small business customers, has continued to grow with almost 35,000 new customers in the year. Increasing numbers of new customers are supported by the "Easy to Join" process, which facilitates the transition of the customer's principal account to the bank, and therefore strengthens the long term quality of the relationship and the cross-sale potential.

Across the division, other key UK business areas have delivered impressive results:

- In a very competitive market, our Motor Finance area has seen an increase in assets with new business up 11% on the previous year, albeit at tighter margins. RFS, our long-standing joint venture with Renault, has had a record-breaking year with a very strong performance. The number of agreements has grown 11% and passed the 100,000 mark during the year.

- Our Specialist Finance team, which provides financing for larger property, fleet and public sector relationships, as well as a variety of specialist financial products, has delivered new business of £3.4bn in 2003 with an encouraging favourable margin variance during the year.

- The Asset Finance business has contributed almost £1.5bn of new business in 2003, whilst developing the contribution to cross-selling opportunities throughout the division.

- The contribution from our Vehicle Management Operations (including Lex Vehicle Leasing) increased by 116% in the year, helped by a robust outcome for residual values. Fleet size overall is now almost 187,000, a 10% increase on the 2002 fleet size of around 170,000.

- Hill Hire, our heavy vehicle management arm, has achieved record results of £10.8m profit before tax (2002 £8.9m). The contract hire base has grown considerably with a 46% increase year on year.

Our overseas operations have delivered a record profit performance, which represents 28% of the Divisional profit before tax, with strong growth in activity levels. Capital Finance Australia produced record year end receivables of A$5.1bn in 2003, an increase of 21% over 2002, with the three business divisions, Property, Motor and Business Equipment all contributing. Bank of Scotland (Ireland) now has over 19% share of the SME market in Ireland and has seen significant growth on both sides of the balance sheet, including a 34% increase in deposits of €1.2bn. This has been combined with a reduction in the cost:income ratio to an impressive 34%, and a further fall in

provisioning levels. Our approach in Ireland of challenging the existing providers of financial services has proven very successful, with a number of new product initiatives delivered, including Ireland's first interest bearing business current account. More initiatives are planned.

For the second year running, we were awarded both the UK "Business Bank of the Year" and UK "Online Banking Provider of the Year" by the National Association of Commercial Finance Brokers, and for the first time, won "Commercial Mortgage Provider of the Year". Challenging the face of business banking remains at the heart of our approach and 2003 saw further new product innovations such as our Smartfinance commercial offset mortgage.

We are committed to providing a wide range of options for supporting new businesses and are now the second largest lender under the Small Firms Loan Guarantee Scheme. We are also active in a number of equity and growth funds.

Customer service was significantly strengthened during the year when 47 Business Centres were created throughout Scotland and 175 Business Managers were recruited during 2003, making professionally qualified staff available throughout local business communities.

We are comfortably ahead of target on delivery of merger synergies and have continued to work on the ongoing integration of IT systems to the extent that both business and retail customers can now be serviced through all of our delivery channels.

Prospects

During 2004, our business banking activities will be restructured to more closely support the needs of our small and medium-sized customers. The provision of products and services to smaller businesses will be integrated with Retail Divisional activities, within a more focused "Bank of Scotland Business Banking" brand. Support for medium-sized and larger business customers will be managed by experienced teams as part of an expanded Corporate Banking offering. The overseas activities will become part of the newly created International Operations Division.

Corporate Banking

Corporate Banking has once again delivered a set of strong results with profit before tax and exceptional items up by 21% to £826m (2002 £681m) notwithstanding a challenging economic backdrop for much of the year. Our clear focus on controlled growth, improved returns and credit quality, together with our proven ability to create and maintain strong relationships with our ever growing list of customers continues to create significant and sustainable shareholder value.

Financial Performance

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Net interest income	**875**	737
Non-interest income	**560**	445
Arrangement fees	**254**	230
Commitment fees	**59**	50
Guarantee fees	**31**	19
Redemption fees	**31**	27
International services	**11**	10
Transaction fees	**15**	12
Other	**22**	21
Fees and commissions receivable	**423**	369
Fees and commissions payable	**(14)**	(14)
Profit on sale of investment securities	**42**	23
Operating lease rental income	**94**	56
Dividend income from equity shares	**15**	11
Operating income	**1,435**	1,182
Operating expenses*	**(254)**	(194)
Staff	**(116)**	(95)
Accommodation, repairs and maintenance	**(10)**	(10)
Technology	**(9)**	(5)
Marketing and communication	**(6)**	(4)
Depreciation:		
Tangible fixed assets	**(4)**	(2)
Operating lease assets	**(32)**	(15)
Other	**(37)**	(27)
Subtotal	**(214)**	(158)
Recharges:		
Technology	**(17)**	(11)
Accommodation	**(6)**	(4)
Other shared services	**(17)**	(21)
Operating profit before provisions*	**1,181**	988
Provisions for bad & doubtful debts:		
Specific	**(321)**	(285)
General	**(17)**	(10)
Amounts written off fixed asset investments	**(26)**	(13)
Share of profits of associates and joint ventures	**9**	1
Profit before tax and exceptional items	**826**	681
Net interest margin**	**1.71%**	1.77%
Net interest spread**	**1.48%**	1.46%
Bad debt charge as a % of average advances**	**0.70%**	0.72%
Cost:income ratio***	**16.1%**	15.5%

* Excluding exceptional items

** Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. These ratios are calculated before deduction of *average loans and advances subject to non-returnable finance.*

*** Cost:income ratio has been calculated after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

	As at 31.12.2003 £bn	As at 31.12.2002 £bn
Loans and advances to customers		
Loans and advances to customers	**50.7**	45.5
Less: non-returnable finance	**(1.4)**	(1.4)
	49.3	44.1
Bad Debt Provisions	**£m**	£m
Specific	**277**	249
General	**228**	211
Total	**505**	460
Provisions as a % of loans and advances	**1.00%**	1.01%
Classification of Loans and Advances*:	**%**	%
Energy	**3**	3
Manufacturing industry	**8**	8
Construction and property:		
Property investment	**21**	15
Housing associations	**5**	6
Housebuilding	**3**	3
Other property	**6**	8
Hotels, restaurants and wholesale and retail trade	**8**	10
Transport, storage and communication	**5**	9
Financial	**7**	6
Other services etc.	**15**	15
Overseas residents	**19**	17
	100	100
Non performing assets (NPAs)	**£838m**	£709m
Interest in suspense	**£23m**	£19m
NPAs as a % closing advances	**1.65%**	1.56%
Provisions including interest in suspense as a % of NPAs	**63%**	68%
Total risk weighted assets	**£58.6bn**	£53.5bn
Total customer deposits	**£20.2bn**	£14.1bn

* Before provisions and after deducting non-returnable finance.

A 19% increase in net interest income and an even stronger 26% increase in non-interest income saw our total operating income rising by 21% to £1,435m. Our focus on added value growth aligned to sound credit quality, backed up by increased sell-down activity has resulted in a planned moderation in asset growth. However, this policy of controlled growth does not inhibit our continuing ability to attract high quality new transactions and our willingness to support existing customers as they expand and diversify. We have an enviable reputation for working closely with our customers to provide tailored, added value solutions to meet their financing needs, often with innovative, leading edge product design all supported by high quality delivery. We continue to combine true relationship banking with transactional excellence.

A further increase in net interest spread was achieved, up 2bps from last year, although the overall net margin fell by 6bps, due to a reduction in net earnings on capital.

Movement in Margin	**Basis Points**
Net interest margin for the year ended Dec 2002	177
Add:	
Improved lending margins	2
Deduct:	
Reduced capital earnings	(8)
Net interest margin for the year ended Dec 2003	**171**

Non-interest income again increased strongly, up 26% to £560m. Growth in net fees and commissions, which rose by 15% to £409m, was well spread across all areas of our business, while investment gains were up 83% to £42m, an extremely encouraging outcome against a difficult exit environment. Operating lease rental income also increased, up by 68% to £94m, reflecting the continued expansion of our successful asset finance activities.

The cost:income ratio was broadly stable at 16.1% (2002 15.5%). Cost efficiency is and will remain a cornerstone of our Operating Philosophy and we will continue to invest in our people and infrastructure as we build for the future.

Whilst we cannot be completely immune from the pressures being faced by certain sectors of the economy, our overall provisioning experience was very satisfactory given the challenging economic environment throughout the year. Some strain was evident in certain parts of our manufacturing book and across elements of our power portfolio but encouragingly the split capital investment trust sector and the telecoms sector both showed distinct improvement.

The total charge for bad and doubtful debts in 2003 was £338m, equivalent to 0.70% of average advances. This was a reduction from the ratio recorded in 2002, underpinning our belief that the worst of the current provisioning cycle may now be behind us.

Non-performing assets were £838m, a reduction of £68m from the position at the end of June 2003. Expressed as a percentage of closing advances, this represents 1.65% which is an increase over the 2002 closing position but, encouragingly, down significantly from the 1.81% at the end of June 2003. Balance sheet provisions as a percentage of advances decreased to 1.00% compared to 1.01% at the end of 2002.

As planned, our lending growth continued to slow. Total loans and advances to customers increased by 11% to £50.7bn whilst risk weighted assets increased by 10% to £58.6bn. The vast majority of this growth came in asset backed sectors that are very well known to us and where we have a wealth of experience. We also continued to syndicate participations in larger transactions.

Since the merger, our higher profile and increased balance sheet strength have resulted in an ever increasing number of lending opportunities. However, we do not seek growth for growth's sake and any transactions must meet our demanding risk and return requirements. Our business is based on our ability to identify, understand, accept and manage risk effectively and we continue to decline a large number of transactions that do not meet our lending criteria. On the other hand, we are not and never will be simply a fair-weather lender. We have always been of the view that there is quality business to be transacted even in more difficult times and our business continues to benefit significantly from this "can do" approach.

Our largest overall concentration continues to be property which represents around one third of our total lending. Approximately half of this exposure is to the property investment sector where our facilities are supported by robust rental streams from a wide range of acceptable covenants. Our next largest sub-sector is residential backed lending including lending to Housing Associations. Our development exposure is largely supported by pre-sales, pre-lets or acceptable additional security. Our office-related development exposure in Greater London continues to be safe and well secured.

Customer deposits continued to grow strongly and significantly faster than advances, increasing by 43% to £20.2bn. This was as a consequence of a specific focus on this area, assisted by the introduction of attractive and innovative products. As a result our self-funding ratio now stands at 40% (2002 31%). Continued growth in such deposits remains a key focus for the Division.

Operational Commentary

Key Markets

Operating from 22 offices in the UK and 13 overseas, the markets in which Corporate Banking operates are large and diverse and have the potential to deliver sustainable profitable growth for many years to come. We provide a comprehensive and growing range of products and services, predominantly to mid-market corporates, principally in the United Kingdom, but increasingly we are extending our core competencies to appropriate overseas markets. Internationally, we concentrate on niche areas where we have proven skills and a competitive edge, often seeking to partner with local banks. Our franchise now includes profitable activities in Europe, North America and Australia. To supplement our continental European representation, in October 2003 we opened an office in Antwerp, which operates as a satellite to our Amsterdam office. In North America, a recent initiative has been selective partnering with regional US banks on their larger customer transactions. This is a non-threatening, mutually beneficial approach to a real problem faced by these institutions as they attempt to compete with the larger indigenous banks.

We continue to lead the market in many areas. Our Structured Finance, Integrated Finance and Joint Venture offerings, often incorporating a "one stop" mix of mezzanine and equity in addition to traditional senior debt and working capital, continue to attract significant new volumes of business whilst at the same time optimising our return on capital. In the public/private partnership arena, we continue to work closely with the public sector in the provision of social and economic infrastructure. We also continue to build selectively our Project and Asset Finance activities, moving up the value chain when suitable opportunities arise.

We established a Client Acquisition and Development team to drive a focused client acquisition programme and in conjunction with Treasury Division, we have developed Capital Markets capability to support our key product offerings in the leverage and specialist finance markets and to further improve our overall client offering.

Customer Service

We continue to challenge, consolidate and redesign our back office operations to improve customer service, increase cross-sales and drive down costs. Central to this is the ongoing rollout and development of best of breed systems solutions. As well as the ongoing migration of accounts to "Core Banking", our new real time relationship banking system, 2003 saw the successful delivery of our new state of the art internet enabled on-line banking platform - iCHOBS.

Country Risk Exposure

The following table sets out the geographic mix of the division's credit exposure:

Country	% of Credit Exposure
United Kingdom	82
USA	7
Mainland Europe	7
Australia	3
Rest of the world	1
Total	**100**

This business mix is little changed from the position at 31 December 2002. Our key focus remains on areas of the world that enjoy a stable political, economic and legal environment. We do not enter unfamiliar geographic areas with untested products.

Prospects

Our reputation as a strong, well focused corporate lender is excellent and is underpinned by highly talented, experienced and committed colleagues. Our work in progress levels remain strong, providing confidence in our earnings progression. We do not expect corporate credit conditions to deteriorate and we are confident in the outlook for 2004.

Treasury

Overall Treasury performance was robust with profit before tax and exceptional items of £239m (2002 £231m), 3% up on last year. Increased sales of Treasury products to Corporate Banking and Business Banking customers helped to offset a decline in the net interest margin.

Financial Performance

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Net interest income	**174**	200
Non-interest income	**157**	125
Dealing profits	**161**	145
Fees payable	**(18)**	(21)
Other income	**14**	1
Operating income	**331**	325
Operating expenses*	**(92)**	(89)
Staff	**(52)**	(47)
Accommodation, repairs and maintenance	**-**	(6)
Technology	**(8)**	(6)
Depreciation:		
Tangible fixed assets	**(1)**	(1)
Other	**(20)**	(12)
Subtotal	**(81)**	(72)
Group Recharges:		
Technology	**(3)**	(11)
Accommodation	**(7)**	-
Other shared services	**(1)**	(6)
Operating profit before provisions*	**239**	236
Provisions for bad & doubtful debts:		
Specific	**-**	(4)
Amounts written off fixed asset investments	**-**	(1)
Profit before tax and exceptional items	**239**	231
Net interest margin (bp)**	**12**	17
Cost:income ratio***	**27.8%**	27.5%
Total risk weighted assets	**£14.0bn**	£11.0bn

* Excluding exceptional items.
** Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets.
*** Cost:income ratio has been calculated excluding exceptional items and after netting amounts written off fixed asset investments against operating income.

Interest Income

Net interest income was £174m (2002 £200m), with the fall reflecting margin erosion from a change in funding maturity and currency mix.

Non-interest Income

Non-interest income increased to £157m up 26% on last year. Our core sales function contributed strongly to the growth in revenues with increased sales of Treasury products to Corporate and Business Banking customers. The enhancement of the Division's customer flow income remains a key strategic priority and progress continues to extend the product range, improve our customer information and develop closer links with our Group colleagues and their customers. The majority of dealing profits arose from activity related to customer sales, but the results were supported by a strong performance from non-sales activities.

Costs
Costs for the period were £92m (2002 £89m), resulting in a stable cost:income ratio of 27.8% (2002 27.5%). Staff and other costs rose due to increased resources required to support new business initiatives and the associated costs for setting up the infrastructure. However, these were offset by reductions in recharged technology costs following a review of Group technology spend.

Asset Quality
We maintain a cautious policy to avoid sub-investment grade investments, reflected by the continued high quality of our interbank and structured investment portfolios, with 99.3% of total assets rated A or above. During the year no credit provisions were required (2002 £4m).

Operational Performance

Business Overview
Treasury provides and manages prudential and regulatory liquidity and wholesale multi-currency funding for the HBOS Group. Treasury is also responsible for arranging the Group's debt capital issuance and asset securitisation programmes. In addition, a range of treasury services is provided to SMEs and large corporate customers of the Business and Corporate Banking Divisions. The sales function within Treasury works with customers to develop risk management solutions tailored to meet their specific needs. Sales revenues of Treasury products to the HBOS Group and its customers were up 65% from last year. Our overriding focus continues to be on high quality business which, in the main, is derived from both internal and external customer flow business.

During the year, responsibility for overseas treasury activities (excluding BankWest) was transferred to HBOS Treasury Services and we have now established a branch of HBOS Treasury Services plc in New York. This is part of our strategy to diversify our sources of funding and seek new pools of investors, by utilising the US market as a long term and reliable source of funding for the HBOS Group.

We have also expanded our capital market capabilities and are now able to manage the origination of own asset backed and third party transactions, where some form of securitisation is required, as well as working closely with our Corporate Banking colleagues and their clients to provide capital market solutions.

Funding
In addition to arranging securitisation issues and co-ordinating and executing HBOS plc subordinated debt issues, one of Treasury's other key responsibilities is to provide wholesale funding and liquidity for the Group. In support of this role Treasury further diversified the range and sources of funding during 2003. The Group maintains a number of funding programmes. In April the US and Euro Medium Term Note ("MTN") Programmes were increased in size from a combined US$40bn to US$65bn in order to meet the continuing growth in the Group's wholesale funding. The Group also operates a US$15bn US Commercial Paper ("CP") Programme and Euro CP and Certificate of Deposit Programmes of €15bn and C$4bn. The C$4bn programme was increased from C$2bn in December 2003. In December a €5bn French Domestic CP Programme was established. All four CP Programmes operate in the name of HBOS Treasury Services plc.

In July 2003, HBOS successfully launched and priced the first UK Covered Bond. The Covered Bond was issued by HBOS Treasury Services plc, secured over a pool of mortgages originated by Halifax plc. The issue of €3bn with a maturity of 7 years was well received by investors, notably from continental Europe, thereby achieving our aim of funding diversification and spreading our liabilities. In October 2003, a second Covered Bond was issued for €2bn with a 10 year maturity.

Further diversification of funding was satisfied by issues of CHF500m 2% Fixed Rate Notes due 2008, US$750m 3.75% Guaranteed Senior Notes due 2008, US$1.5bn Floating Rate Notes due 2005 and JPY50bn 0.8% Fixed Rate Notes due 2008.

Prospects

With integration successfully completed more effort can be channelled towards meeting the business needs of the Group's banking divisions and their customers. The programme in the coming year aims to develop further our Sales business to secure and improve on the current year's performance whilst maintaining asset quality. Our position within the Group and increased sales penetration means that we can continue to benefit from the growth potential of Group businesses and their customers.

BankWest

This year has seen continued strong growth in BankWest's underlying business with profit before tax increased by 25% to A$267m (2002 A$213m).

In August 2003 BankWest became a wholly owned subsidiary of the HBOS Group, following a proposal to the minority shareholders to acquire all of the outstanding shares that HBOS did not already control (approximately 43%) at a price of A$4.25 per share.

Financial Performance*

	Year ended 31.12.2003 A$m	Year ended 31.12.2002 A$m
Net interest income	**479**	416
Non-interest income	**273**	239
Operating income	**752**	655
Operating expenses	**(443)**	(404)
Staff	**(222)**	(198)
Accommodation, repairs & maintenance	**(28)**	(26)
Technology	**(7)**	(5)
Marketing and communication	**(32)**	(31)
Depreciation:		
Tangible fixed assets	**(23)**	(24)
Fees and commissions payable	**(13)**	(11)
Other	**(118)**	(109)
Operating profit before provisions	**309**	251
Provisions for bad and doubtful debts:		
Specific	**(30)**	(33)
General	**(12)**	(5)
Profit before tax	**267**	213
Net interest margin **, ***	**2.13%**	2.07%
Cost:income ratio **	**58.2%**	60.7%

	As at 31.12.2003	As at 31.12.2002
Loans and Advances to Customers	**A$bn**	A$bn
Loans and advances to customers	**24.2**	21.7
Less: non-returnable finance	**(0.9)**	(1.3)
	23.3	20.4
Bad Debt Provisions	**A$m**	A$m
Specific	**51**	53
General	**106**	93
Total	**157**	146
Total customer deposits	**A$11.8bn**	A$10.4bn
Risk weighted assets	**A$17.9bn**	A$15.7bn

* The table has been prepared under Australian GAAP. The figures reported under the 'Financial Review' section reflect the sterling equivalent under UK GAAP, based on exchange rates at 31 December 2003 and 31 December 2002.

** Including income representing the fully tax equivalent gross up of A$9m (December 2002 A$11m)

*** Before securitisation

Total operating income increased by 15% against the previous year. Strong volume growth and an increase in net interest margin from 2.07% to 2.13% as a result of a flat to negative yield curve resulted in a 15% increase in net interest income.

Non-interest income, which increased by 14%, was positively impacted by a first half fee review of many consumer and business products. This increase was offset by a small reduction in ATM and credit card interchange fees.

Operating expenses increased by 10% compared with the previous year. This included increases in personnel expenses reflecting inflationary increases and A$11m of redundancy costs. These costs resulted from the reduction of about 160 full-time equivalent staff in management and sales support areas following the implementation of a number of efficiency and cost control initiatives. In addition, other expenses increased with A$10m of non-deductible costs incurred in relation to the HBOS acquisition of the minority interests in BankWest. These costs impacted the cost:income ratio of 58.2%. Although this was an improvement on the 60.7% in 2002, the figure would have been 56.9% if the costs relating to the HBOS acquisition were excluded.

The combined charge for specific and general provisions was A$42m. The charge to the general provision was greater than that of the previous year as no securitisation issue was completed in 2003. Net non-performing assets as a percentage of total lending to customers including non-returnable finance were 0.4% (2002 0.8%).

Consistent with previous years the mortgage book continued to grow strongly, increasing by 21% to A$12.5bn since December 2002. The business book increased by 9% to A$9.8bn over the year. This growth was boosted by the purchase of Australian Pharmaceutical Industries Ltd's subsidiary API Finance Ltd and its A$304m loan and lease book in April 2003. The business book accounts for 42% of the total loan book (2002 44%), and the mortgage book accounts for 54% (2002 50%).

Interstate lending as a proportion of total lending increased to 48.8% (2002 45.8%). National market share was 3.6% as at December 2003 (December 2002 3.5%).

Operational Performance

During the year BankWest made good progress with its strategies aimed at extracting more value from its strong position in the West Australian market, while expanding nationally in niche markets. At the beginning of the year, the Bank undertook a major review of its operations, which resulted in the implementation of a number of efficiency and cost control initiatives. The measures support the Bank's performance improvement and growth strategies, and respond to longer-term changes in the competitive environment. These initiatives began to have an impact in the second half of the year. Within Western Australia ("WA"), the Bank continued its network transformation programme, increasing the number of Neighbourhood Banks to 26 and refurbishing a number of branches, providing more face-to-face banking locations in direct response to customer demand for this type of service.

The Bank's strategic focus on extracting more value from the WA franchise was reflected in success in credit cards, deposits and home loans. The credit card book grew 22%, reaching A$300m for the first time in December 2003. This was largely as a result of the introduction of the MasterCard Lite low interest credit card in 2002, which resulted in the Bank capturing an increased share of the cards market.

As a result of the success of MasterCard Lite, the Bank launched the new BankWest Lite Home Loan, a special low variable interest rate product with no monthly fees. This was well received by consumers and already represents 9% of the home loan book.

Customer deposits grew by 13% to A$11.8bn as a consequence of more competitive pricing and continued growth in third party deposits through brokers. The Bank's self-funding ratio was 50.6% (2002 51.0%).

In the second half of 2003 the Bank progressed the rollout of a PC based Teller system providing both productivity improvements and enhanced capabilities to support the Bank's Retail operating model.

The Business Bank performed strongly with continued growth reflecting the success of the industry specialisation programme and East Coast growth strategies, profitability enhancement initiatives through fee and pricing reviews and strict cost containment.

The Structured and Property area continued to leverage off its strong relationship with key intermediaries providing specialised funding in the small to mid-structured facilities market. The Small Business initiative continued impressive interstate penetration with strong growth in new customers and high levels of customer satisfaction, under its "Champion of Small Business" proposition based on product innovation and superior service.

Throughout the year the business also completed a number of systems reviews and projects to prepare itself for the introduction of Financial Services Reform Act and the revised Code of Banking Practice.

Financial Markets finalised the installation of new technology, which provides greater processing efficiencies with significantly enhanced risk management capabilities.

Prospects

Plans were announced in January 2004 that HBOS's Australian operations, which included BankWest, will be brought closer together under the one umbrella of HBOS Australia. The new group, which will be put in place progressively during 2004 will refocus HBOS's four Australian operations, BankWest, Capital Finance, St. Andrew's Insurance and BOSIAL, to provide an integrated platform for future growth and expansion.

BankWest is well positioned to derive maximum benefit from 100% ownership by HBOS plc. The funding advantage provided by full HBOS ownership will enable more competitive product pricing and leveraging HBOS back-office processes will deliver improved efficiencies.

The Bank's national growth strategies are positioned to take advantage of the strength in the Australian economy, which rebounded after a soft start to 2003. Consumption has picked up, the unemployment rate has fallen to a 13-year low of less than 6% and business investment has consolidated at high levels. The strength in the domestic economy and the strength of the housing market triggered two 25bps increases in the cash rate in late 2003. Further modest tightening of monetary policy is expected to constrain housing construction in 2004, but as the rural sector recovers from drought, less robust housing activity is expected to be offset by a turnaround in net exports.

During 2004 BankWest will continue to make progress in its national growth strategies with the implementation of new initiatives, while continuing to build on existing projects. National expansion across all business lines will continue with a particular emphasis on the commercial and small business sectors. A number of initiatives will also be progressed to increase the number and value of deposits held by the Business Bank.

The Retail Bank will concentrate on continuing the significant momentum created by the Lite home loan and credit card products, ensuring their long-term viability by improving back-office support efficiencies. In parallel to this momentum, a concerted push will be made to grow deposit balances significantly.

Financial Review

Group profit before tax increased by £823m to £3,885m before charging exceptional merger integration costs of £119m.

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Group profit before tax	**3,766**	2,909
Add back: Merger integration costs	**119**	153
Group profit before tax and exceptional items	**3,885**	3,062

Divisional financial performance can be summarised as follows:

	Retail Banking	Insurance & Investment	Business Banking	Corporate Banking	Treasury	Bank West[2]	Group Items	Total
Year ended 31 December 2003	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,411	55	739	875	174	205		5,459
Non-interest income	809	1,195	662	560	157	104		3,487
Net operating income	4,220	1,250	1,401	1,435	331	309		8,946
Operating expenses[1]	(2,019)	(255)	(886)	(254)	(92)	(180)	(282)	(3,968)
General insurance claims		(99)						(99)
Amounts written off fixed asset investments		3	(6)	(26)				(29)
Operating profit before provisions[1]	2,201	899	509	1,155	239	129	(282)	4,850
Provisions for bad & doubtful debts								
Specific	(477)		(133)	(321)		(13)		(944)
General	(59)			(17)		(5)		(81)
Share of profits/(losses) of associates and joint ventures	33	(12)	28	9		2		60
Group profit before tax and exceptional items	**1,698**	**887**	**404**	**826**	**239**	**113**	**(282)**	**3,885**
Year ended 31 December 2002								
Group profit before tax and exceptional items	1,426	589	307	681	231	75	(247)	3,062
Increase in Group profit before tax and exceptional items	**19%**	**51%**	**32%**	**21%**	**3%**	**51%**		**27%**

(1) Excluding exceptional items.
(2) Converted at £1:A$2.3756 for the year ended 31 December 2003 and £1:A$2.8548 for the year ended 31 December 2002.

Group profit before tax and exceptional items at £3,885m is 27% higher than a year ago. Strong, asset led growth in net interest earnings, with non-interest income 26% higher than a year ago and underlying operating expenses growth of 9% produced excellent results.

Basic earnings per share increased by 26% to 63.6p (2002 50.6p). Underlying earnings per share (before exceptional items and goodwill amortisation) rose 22% to 68.5p (2002 56.1p) and the proposed final dividend is 20.6p, which is 5% higher than the previous financial year. The basic dividend cover is 2.1 times and 2.2 times on an underlying basis, up from 1.7 times and 1.9 times respectively in 2002. Our stated policy is to increase underlying dividend cover progressively to 2.5 times. If approved at the Annual General Meeting, the final dividend will be paid on 21 May 2004 to shareholders on the register on 12 March 2004.

Ordinary shareholders are again being offered the choice of electing under the Share Dividend Plan to receive the whole of their final dividend in respect of the year ended 31 December 2003 in new ordinary shares credited as fully paid instead of cash. A circular containing details of the Plan, key dates in respect of the new shares to be allotted to shareholders who elect to join the Plan and the relevant mandate form will be sent to shareholders during March and April 2004.

Group Post Tax Return on Mean Equity

Group post tax return on mean equity ("RoE") increased from 15.9% for the year ended 31 December 2002 to 17.7%. Group post tax return on mean equity is calculated by dividing profit attributable to ordinary shareholders before exceptional items by the monthly average of equity shareholders' funds. Previously, mean equity shareholders' funds were calculated on the basis of the simple average of equity shareholders' funds (i.e. opening plus closing equity shareholders' funds divided by 2) which is a less precise calculation of average equity employed by the Group. 2002 figures are presented on this new basis.

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Post tax return		
Profit attributable to ordinary shareholders	**2,415**	1,879
Exceptional items	**84**	112
	2,499	1,991
Mean Equity	**14,087**	12,542
	%	%
Group post tax return on mean equity	**17.7**	15.9
Short term fluctuations in investment returns and changes to economic assumptions	-	1.6
Target post tax return on mean equity	**17.7**	17.5
Amortisation of goodwill	0.7	0.7
Divisional post tax return on mean equity	**18.4**	18.2

The Group's Target RoE, which excludes the impact of short-term fluctuations in investment returns and changes to economic assumptions in our investment businesses, was 17.7% (2002 17.5%). Progress in achieving the Group's Target RoE was impacted adversely by lower returns from our investment businesses in difficult markets. The full year's impact of equity raised in 2002 and part year impact of the scrip dividend in 2003 also suppressed the RoE.

To calculate notional divisional RoE, mean equity has been allocated to divisions proportionate to their share of risk weighted assets except for Insurance & Investment, Treasury and BankWest where the amount allocated reflects the deemed allocation of shareholders' funds and other forms of capital to the various subsidiaries of these divisions. The profit before tax and exceptional items reported for each Division is adjusted for allocated Group Items (excluding goodwill), dividends on preference shares and innovative securities, equity minority interests, short term fluctuations in investment returns and changes to economic assumptions and tax at the Group's effective tax rate. Estimated Divisional post tax returns on mean equity are shown below:

	Year ended 31.12.2003 %	Year ended 31.12.2002 %
Retail Banking	**23**	20
Insurance & Investment	**13**	16
Business Banking	**17**	15
Corporate Banking	**19**	19
Treasury	**20**	22
BankWest	**15**	14
Divisional post tax return on mean equity	**18**	18

Group Net Interest Income

Group net interest income, increased by £689m to £5,459m. The growth in net interest income primarily reflects strong asset growth partly offset by a modest decline in Group margins.

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Interest receivable	**18,227**	16,691
Interest payable	**(12,768)**	(11,921)
Net interest income	**5,459**	4,770

Average balances*		
Interest earning assets		
Loans and advances	**265,390**	223,092
Securities and other liquid assets	**31,697**	32,678
	297,087	255,770
Securitised assets	**11,810**	5,019
	308,897	260,789
Net interest margin	**1.77%**	1.83%

* Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. In the calculation of net interest margin above, average balances are stated before deduction of non-returnable finance. Trading assets within treasury operations are excluded from the net interest margin calculation.

The decline in the Group net interest margin is mainly attributable to increased funding costs, including securitisations, and lower earnings on capital.

Non-interest Income

Non-interest income increased by 26% to £3,487m led by our investment business which benefited from a significant reduction in negative short term fluctuations in investment returns compared to 2002. Strong growth was also achieved across our banking businesses and, in particular, in Corporate Banking and Treasury.

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Fees and commissions receivable	**2,586**	2,157
Fees and commissions payable	**(847)**	(672)
Dealing profits	**172**	154
General insurance premium income	**360**	320
Income from long term assurance business	**525**	233
Other operating income		
Profit on sale of investment securities	**43**	33
Operating lease rental income	**541**	468
Other	**107**	83
Non-interest income	**3,487**	2,776

Operating Expenses
The Group cost:income ratio improved from 45.2% to 41.6%.

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Operating expenses	**4,087**	3,762
Exceptional items	**(119)**	(153)
	3,968	3,609
Goodwill amortisation	**(97)**	(86)
Operating lease depreciation	**(344)**	(289)
Underlying operating expenses	**3,527**	3,234
Net operating income	**8,946**	7,546
Amounts written off fixed asset investments	**(29)**	(24)
General insurance claims	**(99)**	(79)
Operating lease depreciation	**(344)**	(289)
Operating income	**8,474**	7,154
Cost:income ratio	**41.6%**	45.2%

Underlying operating expenses increased by 9%. The acquisition of Rothschild Asset Management in January 2003 accounted for £46m of the increase. Other significant variances include an additional pension charge of £62m in respect of the Halifax Retirement Fund reflecting the impact of the triennial valuation of the Fund on the profit and loss charge from 31 March 2003, the effective date of the valuation. In addition, the stronger Australian Dollar accounted for £30m growth in BankWest expenses when converted into Sterling.

The increase in goodwill amortisation is mainly attributable to the acquisition of the minority interest in BankWest which completed in September 2003 and the acquisitions of Rothschild Asset Management in January 2003 and Transnational Financial Services Ltd in April 2003.

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Staff	**1,755**	1,552
Accommodation, repairs and maintenance	**389**	348
Technology	**300**	382
Marketing and communication	**357**	374
Depreciation:		
Tangible fixed assets	**283**	259
Operating lease assets	**344**	289
Goodwill amortisation	**97**	86
Other	**443**	319
Total*	**3,968**	3,609

* Excluding exceptional items of £119m (2002 £153m).

Group Items

Group Items show the gross expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group Functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. The net cost of Group items increased by £35m, including an £11m increase in goodwill amortisation.

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Staff	**184**	232
Accommodation, repairs and maintenance	**287**	221
Technology	**174**	268
Marketing and communication	**65**	86
Depreciation	**185**	166
Goodwill amortisation	**97**	86
Other	**81**	(71)
Sub Total	**1,073**	988
Less Recharges:		
Technology	**(356)**	(348)
Accommodation, repairs and maintenance	**(280)**	(149)
Other shared services	**(155)**	(244)
Total	**282**	247

As part of our continuous cost management programme we have reviewed the management and classification of direct and recharged costs, which has resulted in some changes in the classification of direct and recharged costs but has no material impact on overall costs incurred by divisions. Due to the nature of such changes it is not possible to restate the comparative analyses for previous periods.

Share Based Compensation

The Group believes that share ownership by colleagues throughout the Group enhances the alignment of their interests with those of shareholders. Accordingly, the Group operates certain share option plans, including Inland Revenue approved and unapproved share option plans and save-as-you-earn plans. In addition to the share option plans, share grants are provided to colleagues. These include incentive plans, which require certain performance criteria to be met over a three year period before any shares are released, and the 'sharekicker' facility. The sharekicker facility enables colleagues who have elected to take their annual incentive in shares rather than cash to enhance by 50% the number of shares, if the shares are held for at least three years.

Under existing UK GAAP the cost of shares to be released under the share grants is recognised as an expense in the profit and loss account over the three year period of these schemes. The total expense recorded in 2003 in respect of such schemes was £42m (2002 £24m).

In respect of share option plans, existing UK GAAP only requires an expense to be recorded where the exercise price is set at a discount to the market price at the date the share option is granted. The save-as-you-earn plans are the only plans where such a discount is provided and the Group relies on the exemption under UITF Abstract 17. Accordingly no cost has been recognised in the profit and loss account in respect of the share option plans.

In November 2002, the Accounting Standards Board issued FRED 31 'Share Based Payments'. The principles set out in this exposure draft require the fair value of the share option granted to be recorded as an expense. It is estimated that the adoption of FRED 31 would result in a total charge to the profit and loss account (inclusive of the amount under existing UK GAAP) in 2003 of £100m (2002 £72m).

Pension Costs

Under SSAP 24, £156m has been charged in respect of pension costs (2002 £93m). This charge increased in 2003 following the triennial valuation of the Halifax Retirement Fund at 31 March 2003 reflecting, inter alia, deterioration in stock market conditions. Under the transitional arrangement of FRS 17, the Group continues to account for retirement benefits in accordance with SSAP 24. Had FRS 17 been implemented in 2003, the charge in respect of retirement benefits would have been £180m and the deficit on all Group Schemes would have been £1,496m (2002 £1,136m). Taking into account the deferred tax asset, the net pension liability for all schemes is £1,047m (2002 £795m).

Share of Operating Profits/(Losses) of Associates and Joint Ventures

The share of operating profits/(losses) of associates and joint ventures comprise the following:

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Lex Vehicle Leasing*	**16**	13
Centrica Personal Finance	**19**	18
RFS	**9**	3
Esure	**(11)**	(13)
Sainsbury's Bank	**9**	11
Other	**18**	3
Total	**60**	35

* After charging goodwill amortisation.

Merger Cost Synergies and Revenue Benefits

Total merger synergies of £582m, which are analysed by division below, are included in the Group profit before tax and exceptional items for 2003 (cost synergies of £286m and net revenue synergies of £296m). The run rate at 31 December 2003 is estimated at £660m, which has been calculated net of any one-off benefits realised in the period.

	Profit and loss impact for the year to 31 December 2003		
	Net revenue benefits £m	**Cost savings £m**	**Total £m**
Retail Banking	69	107	176
Insurance & Investment	19	12	31
Corporate Banking	141	1	142
Business Banking	51	2	53
Treasury	16	23	39
Group Services	-	141	141
	296	**286**	**582**

All divisions are on target to deliver or beat their target synergies with a total run rate of £800m at the end of 2004. Exceptional costs of £119m associated and necessary in achieving the synergies and benefits were charged in 2003. £153m was charged in 2002, £132m in 2001 and in total, by end 2004, we expect to have incurred costs of £450m.

International Accounting Standards
For accounting years commencing on 1 January 2005, the Group will be required to report its results under International Accounting Standards ("IAS"). The Group has made substantial progress towards implementing the changes required to convert to IAS, despite the additional pressure caused by the delay in publishing certain standards, notably the final text of IAS 39.

New Divisional Structure
Following an internal reorganisation of responsibilities, for the financial year commencing 1 January 2004 the Group will report through four divisions, Retail, Insurance & Investment, Corporate and International Operations.

Balance Sheet Analysis

As at 31 December 2003	Retail Banking £bn	Business Banking £bn	Corporate Banking £bn	Treasury £bn	Bank West £bn	Total 31.12.2003 £bn	Total 31.12.2002 £bn
Loans & Advances to Customers	190.4	30.7	50.7	1.8	9.9	**283.5**	240.9
Less: non-returnable finance	(15.6)		(1.4)		(0.1)	**(17.1)**	(6.6)
	174.8	30.7	49.3	1.8	9.8	**266.4**	234.3
Bad Debt Provisions including interest in suspense							
Specific	1.0	0.3	0.3			**1.6**	1.5
General	0.4	0.1	0.2		0.1	**0.8**	0.7
Loans & Advances to Customers (before provisions)	176.2	31.1	49.8	1.8	9.9	**268.8**	236.5
Total Risk Weighted Assets	99.5	35.1	58.6	14.0	7.5	**215.8***	187.1*
Total Customer Deposits	114.6	17.2	20.2	16.5	5.0	**173.5**	150.2

* Includes Risk Weighted Assets of £1.1bn (December 2002 £0.4bn) attributable to Insurance & Investment.

Loans and advances to customers increased by 18% to £283.5bn. During the year £11.5bn of loans were securitised. Within Retail Banking, loans and advances increased by 17%. Corporate advances grew 11%, and Business Banking by 32%. Customer deposits grew £23.3bn (16%) to £173.5bn and wholesale funding by £14.2bn (11%) to £140.6bn.

The mix of the Group's loans and advances to customers (before provisions) at the year end is summarised in the following table.

Classification of loans and advances*

	As at 31.12.2003 %	As at 31.12.2002 %
Energy	**1**	1
Manufacturing industry	**2**	3
Construction & property	**11**	9
Hotels, restaurants and wholesale and retail trade	**3**	4
Transport, storage and communication	**2**	2
Financial	**3**	3
Other services	**6**	5
Individuals:		
Residential mortgages	**61**	62
Other personal	**7**	7
Overseas residents	**4**	4
Total	**100**	100

* The classification of loans and advances follows the statutory analysis and is shown net of non-returnable finance. Before deducting non-returnable finance, residential mortgages would account for 63% of the total portfolio.

Bad Debt Provisions & Non-performing Assets

	Specific £m	General £m	Total £m
At 1 January 2003	1,321	703	2,024
Amounts written off during the year	(827)		(827)
Disposals and transfers	(27)	(3)	(30)
Charge for the year	944	81	1,025
Recoveries of amounts previously written off	45		45
Exchange movements	4	11	15
At 31 December 2003	**1,460**	**792**	**2,252**

The customer lending figures used within the calculations of credit quality ratios below are before deduction of non-returnable finance.

The total charge for bad and doubtful debts against Group profits was £1,025m (2002 £832m) representing 0.39% of average customer lending (2002 0.38%). Within this the charge for specific provisions increased 19% to £944m (2002 £795m), representing 0.36% of average customer lending (2002 0.36%). The general provision charge amounted to £81m (2002 £37m).

Closing provisions as a % of year end customer advances are analysed in the following table:

	As at 31.12. 2003		As at 31.12.2002	
	£m	**As % of customer advances**	£m	As % of customer advances
Specific provisions	**1,460**	**0.51**	1,321	0.55
General provisions	**792**	**0.28**	703	0.29
	2,252	**0.79**	2,024	0.84

NPAs as a % of year end customer advances and provisions and interest in suspense as a % of NPAs are analysed between Retail residential mortgages and other advances in the following table:

	Customer advances	**NPAs**	**NPAs as % of customer advances**	**Provisions and interest in suspense**	**Provisions and interest in suspense as % of NPAs**
	£bn	**£m**	**%**	**£m**	**%**
As at 31 December 2003					
Retail residential mortgages	**176.0**	**2,056**	**1.17**	**407**	**20**
Other advances	**107.5**	**2,895**	**2.69**	**1,993**	**69**
Total	**283.5**	**4,951**	**1.75**	**2,400**	**48**
As at 31 December 2002					
Retail residential mortgages	150.5	1,697	1.13	389	23
Other advances	90.4	2,509	2.78	1,776	71
Total	240.9	4,206	1.75	2,165	51

The cumulative provisions and interest in suspense, which are deducted from advances in the balance sheet, together with their percentage cover of NPAs are as follows:

	As at 31.12.2003		As at 31.12.2002	
	£m	**As % of NPAs**	£m	As % of NPAs
Specific provisions	**1,460**	**29**	1,321	31
General provisions	**792**	**16**	703	17
Interest in suspense	**148**	**3**	141	3
Total	**2,400**	**48**	2,165	51

Capital Structure

Regulatory Capital	As at 31.12.2003 £m	As at 31.12.2002 £m
Risk Weighted Assets		
On balance sheet	**199,622**	173,534
Off balance sheet	**16,168**	13,608
Total Risk Weighted Assets	**215,790**	187,142
Tier 1		
Share capital	**1,363**	1,346
Eligible reserves	**14,122**	12,603
Minority interests (equity)	**454**	626
Minority and other interests (non-equity):		
Preferred securities	**2,453**	1,802
Preference shares	**198**	198
Less: goodwill	**(2,146)**	(1,787)
Total Tier 1 capital	**16,444**	14,788
Tier 2		
Undated subordinated debt	**4,646**	2,942
Dated subordinated debt	**7,105**	5,209
General provisions	**773**	652
Total Tier 2 capital	**12,524**	8,803
Supervisory deductions		
Unconsolidated investments – Life	**(4,228)**	(3,503)
Unconsolidated investments – Other	**(494)**	(309)
Investments in other banks and other deductions	**(378)**	(252)
Total supervisory deductions	**(5,100)**	(4,064)
Total regulatory capital	**23,868**	19,527
Tier 1 capital ratio (%)	**7.6**	7.9
Total capital ratio (%)	**11.1**	10.4

Total regulatory capital increased during 2003 from £19,527m to £23,868m.

The issue of US$1,000m of innovative Tier 1 securities in March 2003 raised a further £641m of Tier 1 capital. In addition, £331m of Tier 1 capital was generated as a consequence of certain shareholders electing to receive their 2002 final dividend and 2003 interim dividend in the form of shares under the Share Dividend Plan in May and October. Tier 1 capital was further strengthened by internally generated capital from retained profits offset by additional goodwill and reduction in minority interest mainly arising from the acquisition of the minority interest in BankWest.

Tier 2 capital was increased during the year by undated subordinated debt issues of £600m in April 2003, €750m and US$1,000m in October 2003 and dated subordinated debt issues of €1,000m in March 2003, US$1,000m in May 2003, JPY60bn in June 2003, and US$750m in October 2003. In sterling equivalent terms, these new issues totalled £3.7bn.

Mortgage loans securitised during the year were £4.8bn in March 2003, £2.2bn in June 2003 and £4.5bn in November 2003. These securitised loans are not included within risk weighted assets.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions increased from £4,064m to £5,100m, mainly as a result of the Group injecting £500m into Clerical Medical, £128m into St. Andrew's Insurance plc, £75m into First Alternative Holdings Ltd and increases of £399m in the embedded value of life policies held.

The free asset ratio of Clerical Medical as at 31 December 2003 was estimated to be 7.5% (2002 7.2%) excluding implicit items and before deduction of the required minimum solvency margin.

Accounting Policies

Own shares held for the purpose of satisfying obligations arising from certain share based compensation schemes amount to £15m (2002 £17m). Previously, these were presented within other assets within the consolidated balance sheet. Own shares held by the long term assurance business policyholders' fund amount to £37m (2002 £33m). Previously, these were presented within long term assurance assets attributable to policyholders within the consolidated balance sheet. In accordance with UITF Abstract 37 "Purchases and sales of own shares" and UITF Abstract 38 "Accounting for ESOP trusts" these shares have been reclassified and are now shown within other reserves as a deduction from Shareholders' Funds.

All other accounting policies remain unchanged from those stated in the 2002 Annual Report and Accounts.

Consolidated Profit & Loss Account

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Interest receivable		
Interest receivable and similar income arising from debt securities	**649**	882
Other interest receivable	**17,578**	15,809
	18,227	16,691
Interest payable	**(12,768)**	(11,921)
Net interest income	**5,459**	4,770
Fees and commissions receivable	**2,586**	2,157
Fees and commissions payable	**(847)**	(672)
Dealing profits	**172**	154
General insurance premium income	**360**	320
Income from long-term assurance business	**525**	233
Other operating income	**691**	584
Net operating income (all from continuing operations) (Note 1)	**8,946**	7,546
Administrative expenses (Note 2)	**(3,363)**	(3,128)
Depreciation and amortisation		
Tangible fixed assets	**(283)**	(259)
Operating lease assets	**(344)**	(289)
Goodwill amortisation	**(97)**	(86)
Operating expenses	**(4,087)**	(3,762)
General insurance claims	**(99)**	(79)
Provisions for bad and doubtful debts (Note 3)	**(1,025)**	(832)
Amounts written off fixed asset investments	**(29)**	(24)
Operating profit (all from continuing operations)	**3,706**	2,849
Before exceptional items	**3,825**	3,002
Exceptional items (Note 4)	**(119)**	(153)
Share of operating profits of joint ventures	**31**	8
Share of operating profits of other associated undertakings	**29**	27
Profit on disposal of business		25
Profit on ordinary activities before taxation	**3,766**	2,909
Before exceptional items	**3,885**	3,062
Exceptional items (Note 4)	**(119)**	(153)
Tax on profit on ordinary activities (Note 5)	**(1,091)**	(835)
Profit on ordinary activities after taxation	**2,675**	2,074
Before exceptional items	**2,759**	2,186
Exceptional items (Note 4)	**(84)**	(112)
Minority interests: (equity)	**(67)**	(35)
(non-equity)	**(156)**	(123)
Profit attributable to Shareholders	**2,452**	1,916
Dividends		
Ordinary	**1,183**	1,140
Preference	**37**	37
Retained profit	**1,232**	739
Underlying earnings per share	**68.5p**	56.1p
Basic earnings per share	**63.6p**	50.6p
Diluted earnings per share	**63.2p**	50.2p

It is estimated that Group profit on ordinary activities before taxation and retained profit of the year calculated solely on a historical cost basis would not differ materially from those stated in the Consolidated Profit and Loss Account above.

Consolidated Balance Sheet

Assets	As at 31.12.2003 £m	As at 31.12.2002 Restated £m
Cash and balances at central banks	**1,381**	1,373
Items in course of collection	**854**	1,093
Treasury bills and other eligible bills	**8,064**	5,964
Loans and advances to banks	**15,948**	11,838
Loans and advances to customers	**283,528**	240,879
Less: non-returnable finance	**(17,146)**	(6,564)
	266,382	234,315
Debt securities (Note 6)	**51,490**	44,324
Equity shares (Note 6)	**216**	223
Interest in joint ventures		
Share of gross assets	**4,559**	3,674
Share of gross liabilities	**(4,295)**	(3,393)
	264	281
Interest in other associated undertakings	**192**	172
Intangible fixed assets	**1,675**	1,434
Tangible fixed assets	**1,707**	1,671
Operating lease assets	**2,987**	2,625
Other assets	**7,602**	7,417
Prepayments and accrued income	**1,887**	1,458
Long-term assurance business attributable to shareholders	**3,950**	3,544
	364,599	317,732
Long-term assurance assets attributable to policyholders	**43,814**	37,298
Total Assets	**408,413**	355,030
Liabilities		
Deposits by banks	**40,757**	45,637
Customer accounts	**173,504**	150,221
Debt securities in issue	**99,858**	80,771
Notes in circulation	**814**	821
Corporate taxation	**366**	232
Dividends payable	**805**	754
Other liabilities	**11,760**	8,912
Accruals and deferred income	**4,970**	4,486
Provisions for liabilities and charges		
Deferred taxation	**662**	648
Other provisions	**205**	232
Subordinated liabilities		
Dated loan capital	**7,740**	5,690
Undated loan capital	**5,142**	3,437
	12,882	9,127
	346,583	301,841

Consolidated Balance Sheet (Continued)

Capital and Reserves	**As at 31.12.2003 £m**	As at 31.12.2002 Restated £m
Called up share capital		
Ordinary shares	**963**	946
Preference shares (non-equity)	**400**	400
	1,363	1,346
Share premium account	**1,345**	1,292
Other reserves	**462**	446
Profit and loss account	**12,198**	10,635
Shareholders' funds (including non-equity interests)	**15,368**	13,719
Minority interests (equity)	**257**	436
Minority and other interests (non-equity)	**2,354**	1,703
	17,979	15,858
	364,562	317,699
Long-term assurance liabilities attributable to policyholders	**43,851**	37,331
Total Liabilities	**408,413**	355,030

Memorandum Items	**As at 31.12.2003 £m**	As at 31.12.2002 £m
Contingent Liabilities		
Acceptances and endorsements	**130**	157
Guarantees and assets pledged as collateral security	**3,484**	2,672
	3,614	2,829
Commitments		
Other commitments	**68,127**	56,490

Reconciliation of Shareholders' Funds

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Profit attributable to shareholders	**2,452**	1,916
Dividends	**(1,220)**	(1,177)
Other recognised gains and losses	**18**	4
Dividends retained on account of share dividends	**331**	283
Contribution to Employee Share Trust		(12)
Release relating to the cost of employee options granted under company share ownership plans		23
Increase in own shares	**(2)**	(4)
Ordinary capital subscribed	**70**	1,319
	1,649	2,352
Shareholders' Funds at 1 January as previously stated	**13,769**	11,413
Own shares	**(50)**	(46)
Shareholders' Funds at 1 January – Restated	**13,719**	11,367
Shareholders' Funds at 31 December	**15,368**	13,719
Of which:		
Attributable to non-equity interests	**400**	400
Attributable to equity interests	**14,968**	13,319
	15,368	13,719

Consolidated Statement of Total Recognised Gains and Losses

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Profit attributable to Shareholders	**2,452**	1,916
Revaluation of investment property	**1**	
Exchange translation and other movements	**17**	4
Total Recognised Gains and Losses in the period	**2,470**	1,920

Consolidated Cash Flow Statement

	Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
Net cash inflow/(outflow) from operating activities (Note 8)	**7,928**	(994)
Dividends received from joint ventures	**57**	48
Dividends received from other associated undertakings	**3**	2
Returns on investments and servicing of finance	**(782)**	(700)
Taxation	**(708)**	(445)
Capital expenditure and financial investment	**(6,302)**	2,211
Acquisitions and disposals	**(625)**	(114)
Equity dividends paid	**(801)**	(782)
Net cash outflow before financing	**(1,230)**	(774)
Financing	**4,350**	2,531
Increase in cash	**3,120**	1,757

Notes on the Accounts

		Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
1.	**Net Operating Income**		
	Net operating income includes:		
	Mortgage incentives	**(1,326)**	(1,106)
	Interest payable on subordinated liabilities	**(650)**	(518)
	Dealing profits (arising from the Group's trading book)		
	Foreign exchange	**61**	59
	Interest rate related	**111**	95
	Finance lease rental income	**793**	726
	Operating lease rental income	**541**	468
	Profit on sale of investment securities	**43**	37
	Dividend income from equity shares	**8**	6
2.	**Administrative Expenses (excluding exceptional items)**		
	Staff costs	**1,755**	1,552
	Property rentals	**145**	128
	Hire of equipment	**35**	25
3.	**Provisions for bad and doubtful debts**		
	Provisions for bad and doubtful debts comprise:		
	Specific	**944**	795
	General	**81**	37
		1,025	832

4. **Exceptional Items**

Included within administrative expenses, exceptional costs have been charged as follows:

HBOS merger integration costs	**119**	153
Tax effect	**(35)**	(41)
	84	112

HBOS merger integration costs cover the cost of integrating and reorganising Bank of Scotland Group and Halifax Group following merger.

5. **Taxation**

The charge for taxation of £1,091m (2002 £835m) represents 29.0% (2002 28.7%) of profit before tax compared with a UK corporation tax rate of 30% (2002 30%). The effective rate is lower than the UK corporation tax rate mainly due to the net effect of lower tax rates overseas and interest deductible on Innovative Tier 1 Securities.

Notes on the Accounts (Continued)

		As at 31.12.2003 £m		As at 31.12.2002 £m
6. Debt Securities and Equity Shares	**Cost**	**Market Value**	Cost	Market Value
Debt securities are analysed as follows:				
Investment securities	**29,739**	**29,751**	25,168	25,096
Other securities	**21,751**	**21,751**	19,156	19,156
	51,490	**51,502**	44,324	44,252

Investment securities comprise British Government Securities, certificates of deposit issued by banks and building societies and other fixed interest securities which are held for the longer term.

Other securities comprise debt and other fixed interest securities held for trading purposes.

Equity shares at 31 December 2003 totalled £216m (2002 £223m) including £43m (2002 £57m) in respect of listed equity shares. The total market value of equity shares as at 31 December 2003 was £393m (2002 £274m) including £105m (2002 £96m) in respect of listed equity shares.

7. Acquisitions

On 31 January 2003 the Group acquired Rothschild Asset Management International Holdings BV ("RAM") for £60m including costs of acquisition. The book value of net assets acquired was £17m with no fair value adjustments required, creating a balance of goodwill on the acquisition of £43m.

On 4 April 2003 the Group acquired the business of the joint affinity credit card business developed through Transnational Group Services International Inc. and its UK based subsidiary, Transnational Financial Services Ltd ("Transnational") for a cash consideration of £96m including costs of acquisition. The book value of net assets acquired was £23m with no material fair value adjustments required creating a balance of goodwill on the acquisition of £73m.

On 26 August 2003, HBOS plc, through its subsidiary undertaking Scottish Western Australia Holdings Pty Ltd acquired all of the ordinary shares of Bank of Western Australia Ltd ("BankWest") which it did not already own. The total consideration including costs of acquisition amounted to £436m. The minority interest acquired amounted to £229m with no material fair value adjustments being required creating a balance of goodwill on the acquisition of £207m.

The acquisition method of accounting has been applied to each of these acquisitions. Goodwill is being amortised over 10 years in respect of RAM and 20 years in respect of Transnational and BankWest reflecting the periods over which the economic benefits are expected to arise.

Notes on the Accounts (Continued)

		Year ended 31.12.2003 £m	Year ended 31.12.2002 £m
8.	**Reconciliation of Operating Profit to Net Cash Inflow/(Outflow) from Operating Activities**		
	Group operating profit	**3,706**	2,849
	(Increase)/decrease in prepayments and accrued income	**(429)**	806
	Increase/(decrease) in accruals and deferred income	**403**	(684)
	Provision for bad and doubtful debts	**1,025**	832
	Depreciation and goodwill amortisation	**724**	634
	Amortisation of discounts on debt securities	**(2)**	(6)
	Income from long term assurance business	**(525)**	(233)
	Interest on subordinated liabilities	**650**	518
	Profits on sale of investment securities	**(43)**	(37)
	Gain on sale of fixed assets	**(9)**	(14)
	Provisions for liabilities and charges	**199**	216
	Provisions utilised	**(228)**	(236)
	Provision against debt securities and equity shares	**29**	24
	Exchange differences	**903**	384
	Other non cash movements	**(110)**	
	Net cash inflow from trading activities	**6,293**	5,053
	Net (decrease)/increase in notes in circulation	**(7)**	84
	Net decrease/(increase) in items in course of collection	**239**	(110)
	Net increase in treasury and other eligible bills	**(2,100)**	(1,893)
	Net increase in loans and advances to banks and customers	**(34,051)**	(34,879)
	Net increase in deposits by banks and customer accounts	**18,403**	24,893
	Net increase in debt securities	**(2,595)**	(5,927)
	Net increase in other assets	**(142)**	(3,217)
	Net increase in other liabilities	**2,801**	3,759
	Net increase in debt securities in issue	**19,087**	11,243
	Net cash inflow/(outflow) from operating activities	**7,928**	(994)

9. The financial information included in this announcement does not constitute the Company's statutory accounts for the year ended 31 December 2003 but is derived from those Accounts. Those Accounts have been reported on by the Group's auditors. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Share Dividend Alternative

Shareholders are again being offered new shares as an alternative to cash in respect of the final dividend. Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in new ordinary shares need take no action, as they will automatically receive new ordinary shares in respect of the final dividend of 20.6p per ordinary share for the year ending 31 December 2003. Shareholders who have not already completed a Mandate Form and also wish to participate in the Share Dividend Plan in respect of the final dividend are required to complete and return a Mandate Form to our Registrars – Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Share Dividend Plan can be obtained from our Registrars by telephoning 0870 702 0102.

Expected Timetable

25 February 2004	2003 Preliminary Results Announcement.
10 March 2004	Ordinary shares quoted ex-dividend.
10-16 March 2004	Period over which the Reference Price* will be calculated.
12 March 2004	Ordinary shares Record Date for the final dividend 2003 (and for Share Dividend Alternative entitlements).
22 April 2004	Final date for receipt of Mandate Forms to receive the Share Dividend Alternative for the final dividend for 2003 – the 'Return Date'.
27 April 2004	Annual General Meeting.
20 May 2004	New ordinary share certificates or CREST entitlement statements posted.
21 May 2004	HBOS plc ordinary share dividends payment date, CREST accounts to be credited with new ordinary shares. First day of dealing in new ordinary shares.
1 June 2004	HBOS plc preference shares dividend payment date.
28 July 2004	2004 Interim Results Announcement.
2 March 2005	2004 Preliminary Results Announcement.

*The Reference Price of the new ordinary shares will be available from Wednesday 17 March 2004 on our website (www.HBOSplc.com) or by telephoning our Registrars on 0870 702 0102.

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@HBOSplc.com

John Hope
Director, Investor Relations
(0131) 243 5508
(020) 7905 9600
johnhope@HBOSplc.com

Press Office

Shane O'Riordain
General Manager Group Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@HBOSplc.com

Mark Hemingway
Head of Media Relations
07831 390751 (mobile)
markhemingway@halifax.co.uk

HBOSplc

HBOS plc
Registered Office: The Mound, Edinburgh EH1 1YZ
Website: www.HBOSplc.com

communicate RNS

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

04 MAR 11 AM 7:21

Company	Halifax PLC
TIDM	59NB
Headline	Final Results
Released	07:02 25 Feb 2004
Number	7922V

(Page 1)

HALIFAX PLC

PRELIMINARY RESULTS ANNOUNCEMENT

25 FEBRUARY 2004

(Page 2)

INTRODUCTION

The Directors are pleased to present the consolidated preliminary results of Halifax plc for the year ended 31 December 2003. Halifax plc is an authorised bank and a directly held subsidiary undertaking of HBOS plc.

Halifax plc has listed preference shares originally issued as part of the consideration for the acquisition of the business of Birmingham Midshires Building Society in 1999. These preference shares are the only listed shares of Halifax plc.

SUMMARY BUSINESS AND FINANCIAL REVIEW

Financial Performance

Halifax plc group profit before tax and exceptional items was £1,275m for the year ended 31 December 2003 (2002: £1,256m).

Profit on ordinary activities before taxation was £1,213m for the year ended 31 December 2003 (2002: £1,187m).

Dividends on ordinary shares of £674m and dividends of £49m on the non-cumulative preference shares are reflected in the profit and loss account.

Business Sector Analysis of Results

The business sectors of the Halifax plc group mirror those of the HBOS Group, which comprise Retail Banking, Insurance & Investment, Corporate Banking, Business Banking, Treasury, BankWest and Group Items. Within the Halifax plc group only the Retail Banking and Corporate Banking business sectors are separately reported. The activities of the other business sectors are not individually material to the results of the Halifax plc group as a whole and so have been amalgamated as "Other Activities".

(Page 3)

Business Sector Profit and Loss Account

For the year ended 31 December 2003

	Retail Banking £m	Corporate Banking £m	Other Activities £m	Total £m
Net interest income	2,440	96	37	2,573
Non-interest income	645	102	145	892
Net operating income	3,085	198	182	3,465
Operating expenses*	(1,529)	(43)	(285)	(1,857)
Operating profit before provisions*	1,556	155	(103)	1,608
Provisions for bad and doubtful debts	(349)	-	6	(343)
Share of (losses)/profits of joint ventures	(6)	-	16	10
Pre-tax profit*	1,201	155	(81)	1,275

*Excluding exceptional items

For the year ended 31 December 2002

	Retail Banking	Corporate Banking	Other Activities	Total

	£m	£m	£m	£m
Net interest income	2,232	58	80	2,370
Non-interest income	527	92	159	778
Net operating income	2,759	150	239	3,148
Operating expenses*	(1,401)	(26)	(257)	(1,684)
Operating profit before provisions*	1,358	124	(18)	1,464
Provisions for bad and doubtful debts	(224)	-	10	(214)
Amounts written off fixed asset investments	-	-	(1)	(1)
Share of (losses)/profits of joint ventures	(5)	-	12	7
Pre-tax profit*	1,129	124	3	1,256

*Excluding exceptional items

(Page 4)

RETAIL BANKING

The table below sets out the results of the Retail Banking division.

	2003 £m	2002 £m
Net interest income	2,440	2,232
Non-interest income	645	527
Net operating income	3,085	2,759
Operating expenses*	(1,529)	(1,401)
Operating profit before provisions*	1,556	1,358
Provisions for bad and doubtful debts	(349)	(224)
Share of losses of joint ventures	(6)	(5)
Pre-tax profit*	1,201	1,129
Net interest margin (note 1)	1.76%	1.86%
Net interest spread	1.70%	1.72%

*Excluding exceptional items

Note 1 - Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. In the calculation of net interest margin above, average interest earning assets are stated before deduction of non-returnable finance.

Strategy

Retail Banking is committed to deliver value and simplicity to consumers. We operate across the entire range of financial services distribution channels (retail branches, agencies, estate agencies, telephone, internet and via intermediaries). We are the leading provider of mortgages through the Halifax, Birmingham Midshires and Intelligent Finance brands. Halifax is also the nation's No 1 liquid savings provider.

Distribution

The Halifax Retail Banking business serves 22 million personal customers through its extensive distribution reach. We have 750 branches and are represented in every single major town in the UK, with many branches in prime retail sites and we are determined to be in the best locations for our customers. We also operate 600 Halifax 'agencies' (typically based within estate agents or solicitors) where customers can carry out basic banking transactions. These agencies have helped provide our customers in smaller communities with banking services.

Through a chain of estate agency outlets we are the third largest estate agency in the country under the brand of Halifax Estate Agents who provide home buying services. It is also another distribution outlet through which we supply mortgages, together with a wide range of financial services products.

Through Intelligent Finance we are at the forefront of telephone and internet banking. Intelligent Finance offers unique product concepts which gives exceptional value for money for customers through 'netting off' a customer's borrowings and savings.

(Page 5)

Through our Call Centres we offer a complete range of products and services over the phone. In addition, we also offer a comprehensive online banking service. 2.1 million customers now benefit from the convenience of this service and the great value offered by special online products, such as Web Saver, a savings account customers can design for themselves and operate entirely over the internet.

Business Performance

Growth in assets was the key driver behind a 9% increase in net interest income to £2,440m (2002: £2,232m). With non-interest income 22% higher at £645m (2002: £527m), total operating income grew by 12% year on year.

Margin trends in our asset based businesses proved to be resilient in the face of competitive market conditions. The mortgage margin contribution improved by 5 bps reflecting the benefits of our multi-branded strategy and improved spreads in the mainstream lending segment. On the liability side of the balance sheet, the savings and banking spread contribution declined by 5 bps as we targeted significant growth in deposit balances. An increased requirement for wholesale funding resulted in a 3 bps margin reduction.

Non-interest income increased by 22% to £645m (2002: £527m). Fees and commissions receivable were £202m higher at £932m, reflecting solid growth in fee income across our principal product lines. This was partly offset by an £83m increase in fees and commissions payable, mainly reflecting a volume led increase in mortgage intermediary fees.

Strong sales volumes, which in turn led to higher than planned sales related bonus costs, and an increase in pension costs of £41m, contributed to an increase in operating expenses of £128m. Our cost growth performance combined with the increase in operating income has produced a further improvement in cost:income ratio, pre-exceptional items, down from 50.8% to 49.6%.

Asset quality remains strong. Closing provisions as a percentage of period-end loans and advances were 0.56%, compared to 0.52% at the end of 2002. The bad debt charge represented 0.25% (2002: 0.19%) of average loans and advances. The total charge comprises £328m (2002: £219m) for unsecured and £21m (2002: £5m) for secured advances. The growth in the unsecured charge reflects the significant growth in balances in recent years. The increase in the secured charge reflects the increased lending to specialist lending segments of the mortgage market. Overall, the secured charge continues to benefit from a combination of significant house price inflation, a stable mortgage arrears profile, reduced losses on possession and our ongoing focus on front-end asset quality.

Halifax's gross mortgage lending at £55bn was 28% up on 2002 and represents a 21% market share. The Retail mortgage book has grown by £17.4bn to £139.7bn of assets in 2003.

(Page 6)

Halifax's market leading current account combining attractive interest rates and value added features, backed up by aggressive marketing, has allowed Retail Banking to sustain its attack on the incumbents

in the UK banking market. The strong sales performance delivered in 2002 has been maintained with one million new bank accounts opened in 2003.

Against a background of the Bank of England Base Rate falling to its lowest level for almost 50 years, the market for customer deposits remained fierce in 2003. Our aggressive multi-brand strategy helped grow banking and savings deposit balances by £12bn in 2003. In addition, a £3.1bn portfolio of savings accounts was acquired from The Governor and Company of the Bank of Scotland, a fellow subsidiary undertaking of HBOS plc.

In 2003, Halifax Retail Banking acquired over 750,000 new credit cards. Balances have increased by 31% to £3.4bn (2002: £2.6bn).

Intelligent Finance

Intelligent Finance is a division of Halifax plc and its results are included within the 'Business Performance' section above, but are further analysed here to provide additional information.

The table below summarises the results of Intelligent Finance

	2003 £m	2002 £m
Net interest income	136	35
Non-interest income	(9)	(6)
Net operating income	127	29
Operating expenses	(146)	(148)
Operating loss before provisions	(19)	(119)
Provisions for bad and doubtful debts	(34)	(28)
Loss before tax	(53)	(147)

Intelligent Finance has met its declared goal of reaching breakeven by the end of 2003, delivering a small profit in the month of December. Continued strong growth in net interest income and a reduction in operating costs were the key factors behind a £94m reduction in losses compared to 2002.

Customer advances increased by £3.1bn in 2003 as Intelligent Finance took a UK net mortgage lending share of over 3%. Customer deposits have grown by £900m including a trebling of Cash ISA balances. Operating income increased fourfold compared to 2002, whilst operating expenses started to decline reflecting improved efficiency in the maturing business.

(Page 7)

CORPORATE BANKING

	2003 £m	2002 £m
Net interest income	96	58
Non-interest income	102	92
Net operating income	198	150
Operating expenses	(43)	(26)
Operating profit before provisions	155	124
Provisions for bad and doubtful debts	-	-
Pre-tax profit	155	124

Corporate Banking is involved in a wide range of specialist activities including structured and asset finance for businesses with a turnover of more than £10m. Corporate Banking continues to have a clear focus on controlled growth, improved returns and credit quality.

Profit on ordinary activities before tax and exceptional items rose by 25% to £155m. The key driver behind this improvement was net interest income, which grew by 66% to £96m, compared with £58m in 2002. This reflects the growth in assets to £8.9bn at 31 December 2003 (2002: £7.9bn) and in particular, the full year's income in 2003 from the growth in assets during 2002.

The cost:income ratio (calculated after deducting operating lease depreciation of £30m (2002: £14m) from net operating income) improved marginally from 8.8% to 7.7%.

We continue to build selectively our asset finance activities, moving up the value chain when suitable activities arise.

(Page 8)

OTHER ACTIVITIES

Other Activities within Halifax plc include Treasury, Insurance and Investments, Business Banking and Group Items, the latter comprising the costs of central support units.

	2003 £m	2002 £m
Net interest income	37	80
Non-interest income	145	159
Net operating income	182	239
Operating expenses*	(285)	(257)
Operating loss before provisions*	(103)	(18)
Provisions for bad and doubtful debts	6	10
Amounts written off fixed asset investments	-	(1)
Share of profits in joint ventures	16	12
Pre-tax (loss)/profit*	(81)	3

*Excluding exceptional items

On 1 June 2002, the majority of the Treasury assets and liabilities of Halifax plc were transferred to HBOS Treasury Services plc, a fellow subsidiary undertaking of HBOS plc, under the banking business provisions of the Financial Services and Markets Act 2000.

The reduction in operating income is mainly as a consequence of this transfer. Operating expenses have increased by £28m, of which £18m is attributable to an increase in pension costs.

PROSPECTS

As the business activities of the Halifax plc group are predominantly within the Retail Banking business sector of the HBOS Group, the prospects for the Halifax plc group broadly align with those of the HBOS Retail Banking business sector. Those prospects are summarised below.

Retail Banking's performance in 2003 provides further evidence that our strategy, based on delivering value and simplicity to customers combined with a disciplined approach to cost management, continues to drive real shareholder value.

Halifax expects another good year in the housing market during 2004 underpinned by low

unemployment, good affordability and a severe shortage of housing stock. Even so, after three years of a strong housing market there is no room for complacency.

We have, and will continue, to tighten our lending criteria. In the short term therefore this will be reflected in Halifax's mortgage strategy where we now expect to trade at or, if appropriate, below our stock share for net lending.

In the long term we see attractive growth prospects in all our main Retail businesses and we believe that our uniquely strong sales and distribution model will allow us to achieve significant long term market shares in all markets in which we compete.

(Page 9)

FINANCIAL REVIEW

Overview of Results

Halifax plc group profit on ordinary activities before tax was £1,213m (2002: £1,187). The profit before tax is after charging exceptional expenses of £62m (2002: £69m). Exceptional costs have been charged within operating expenses in respect of merger integration costs. These comprise the costs of integration and reorganisation following the merger with the Bank of Scotland group in September 2001.

	2003 £m	2002 £m
Profit on ordinary activities before tax	1,213	1,187
Exceptional items	62	69
Profit before tax and exceptional items	1,275	1,256

Net Operating Income

Operating income has risen by 10% to £3,465m. The main drivers of net interest income and other income are discussed within the business sector analysis.

Operating Expenses

Total operating expenses were £166m higher than in 2002. Administrative expenses at £1,679m were £131m higher than in 2002. Staff costs increased by £113m, of which £59m relates to increased pension and post-retirement costs. The increased retirement benefit costs mainly arise as a result of the revaluation of the Halifax Retirement Fund as noted below. Excluding staff costs, other administrative expenses rose by 2.6% from £691m to £709m.

Provisions for Bad and Doubtful Debts

	Specific £m	**General £m**	**Total £m**
At 1 January 2003	466	233	699
New provisions less releases	321	35	356
Amounts written off	(210)	-	(210)
At 31 December 2003	577	268	845
New provisions less releases	321	35	356

Recoveries of amounts previously written off	(13)	-	(13)
Net charge to profit and loss account	308	35	343

The charge for provisions was £129m higher at £343m (2002: £214m). The increase mainly reflects the growth of the unsecured loan portfolio. Credit quality has been maintained.

(Page 10)

Share of Operating Profits of Joint Ventures

Included within the share of operating profits of joint ventures are the following items:

	2003 **£m**	2002 £m
Lex Vehicle Leasing	16	12
Other	(6)	(5)
	10	7

The Lex Vehicle Leasing result for the year is stated after charging goodwill amortisation of £6m (2002: £6m).

Taxation

The effective rate of corporation tax for the year ended 31 December 2003 is 31.5% (2002: 28.3%) compared to an actual corporation tax rate for the period of 30% (2002: 30%). The difference in both years is principally due to adjustments to the tax charge in respect of previous periods.

Dividends

Ordinary dividends of £674m for 2003 reflect those payable in the ordinary course of business. Dividends of £49m on the non-cumulative preference shares are reflected in the profit and loss account for the year ended 31 December 2003.

Securitisation

In March 2003 Halifax securitised £4.8bn of residential mortgages as part of its ongoing funding programme. A further £4.5bn of residential mortgages were securitised in November 2003 under this programme. In July 2003 the HBOS Group established a €14bn Covered Bonds programme as a means of providing additional funding. The Covered Bonds are issued by HBOS Treasury Services plc, a fellow subsidiary undertaking. A floating charge has been given over a portfolio of Halifax plc mortgages that have been ringfenced within a limited liability partnership owned by Halifax plc. Under this programme, €3bn of bonds were issued in July 2003 and a further €2bn in October 2003.

Subordinated Debt

On 30 June 2003 Halifax plc issued £300m of floating rate subordinated sterling bonds 2008. A further £300m of 2008 bonds was issued on 30 September 2003. £500m of perpetual floating rate subordinated loan stock was issued by Halifax plc on 31 October 2003. All the subordinated debt issued was to HBOS plc, the parent undertaking.

Customer Accounts

In July 2003 Halifax plc acquired a £3.1bn portfolio of banking and savings accounts at book value from The Governor and Company of the Bank of Scotland, a fellow subsidiary undertaking of HBOS plc, under the provisions of the Financial Services and Markets Act 2000.

(Page 11)

Retirement Benefits

Under SSAP 24, £86m has been charged in respect of pension costs (2002: £27m). The increase in expense follows the triennial valuation of the Halifax Retirement Fund ("HRF") at 31 March 2003 that, inter alia, reflected the deterioration in stock market conditions resulting in an asset cover level of 85% and a deficit of £270m. Halifax has responded to this by increasing contributions to the HRF.

Under the transitional arrangements of FRS 17, the group continues to account for retirement benefits in accordance with SSAP 24. Had FRS 17 been implemented in 2003, the charge in respect of pension costs would have been £81m and the deficit on all Halifax plc group schemes would have been £771m. Taking into account the deferred tax asset, the net pension liability for all schemes would have been £540m.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 31 December 2003 £m	Year ended 31 December 2002 £m
Net interest income	2,573	2,370
Non-interest income	892	778
Net operating income	3,465	3,148
Operating expenses	(1,919)	(1,753)
Provisions for bad and doubtful debts	(343)	(214)
Amounts written off fixed asset investments	-	(1)
Operating profit	1,203	1,180
Share of operating profits of joint ventures	10	7
Profit on ordinary activities before taxation	1,213	1,187
Tax on profit on ordinary activities	(382)	(336)
Profit on ordinary activities after taxation	831	851
Minority interests (equity)	(8)	(6)
Profit attributable to shareholders	823	845
Ordinary dividends	(674)	(1,262)
Preference dividends	(49)	(49)
Retained profit/(loss) for the year	100	(466)

There were no material gains or losses arising in the periods above other than the profit shown. All items relate to continuing operations.

(Page 12)

SUMMARY CONSOLIDATED BALANCE SHEET

As at 31 December	**2003 £m**	2002 £m

Cash and balances at central banks	301	324
Treasury bills and other eligible bills	132	127
Loans and advances to banks	8,392	1,185
Loans and advances to customers	158,058	137,974
Less: non-returnable finance	(12,183)	(3,474)
	145,875	134,500
Debt securities	966	1,019
Other assets	4,121	4,063
Total assets	159,787	141,218
Deposits by banks	32,027	29,618
Customer accounts	108,862	94,289
Other liabilities	8,830	8,440
Subordinated liabilities	4,066	2,960
Capital and reserves		
Called up share capital		
- Ordinary shares	487	487
- Preference shares	800	800
Other reserves	144	143
Profit and loss account	4,554	4,454
	5,985	5,884
Minority interests (equity)	17	27
Total liabilities	159,787	141,218

RECONCILIATION OF SHAREHOLDERS' FUNDS

	Year ended 31 December	Year ended 31 December

	2003 £m	2002 £m
Profit attributable to shareholders	823	845
Dividends	(723)	(1,311)
Other recognised gains	1	2
Net addition to/(reduction in) shareholders' funds	101	(464)
Opening shareholders' funds	5,884	6,348
Closing shareholders' funds	5,985	5,884

(Page 13)

BASIS OF PREPARATION

The accounting policies are unchanged from those stated in the 2002 Annual Report and Accounts.

Statutory Accounts

The financial information included in this announcement does not constitute statutory accounts for the year ended 31 December 2003 or 2002 within the meaning of Section 240 of the Companies Act 1985 ("the Act"). The statutory accounts of Halifax plc for the year ended 31 December 2002 have been filed with the Registrar of Companies for England and Wales and those for the year ended 31 December 2003 will be delivered following publication. The auditors have reported on those accounts; their reports in each case for the years ended 31 December 2002 and 31 December 2003 were unqualified and did not contain a statement under Section 237 (2) or 237 (3) of the Act.

TIMETABLE FOR PREFERENCE DIVIDENDS

15 March 2004	Payment of preference share dividend
11 August 2004	Ex-dividend date
13 August 2004	Record date
15 September 2004	Payment of preference share dividend

CONTACTS

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@HBOSplc.com

John Hope
Director, Investor Relations
(0131) 243 5508
(020) 7905 9600
johnhope@HBOSplc.com

Press Office

Shane O'Riordain
General Manager Group Communications

(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@HBOSplc.com

Mark Hemingway
Head of Media Relations
07831 390751 (mobile)
markhemingway@halifax.co.uk

END

coform

04 MAR 11 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	726.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Mr Douglas David Anderson	Ordinary	5,000
Address: 8 Wester Coates Gardens, Edinburgh		
UK postcode: EH12 5LT		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lyoanne O'Blad   **Date** 4/2/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel. 0131 243 5486

DX number   DX exchange

coform

04 MAR 11 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,703	1,397	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	598.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 110
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate schedule	Class of shares allotted: Ordinary	Number allotted: 3,990
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form 3

Signed [signature] Date 4/2/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (Deputy)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel. 0131 243 5486

DX number DX exchange

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 4th February 2004

Mr Jean-Pierre Stadnik Strathlene 15 Dundas Crescent DALKEITH Midlothian EH22 3ES	**99**
Mrs Joanna Mary Smith 5 Westmeston Avenue Saltdean BRIGHTON BN2 8AL	**45**
Mr Paul Joseph Murphy 8 Bishopton Road SMETHWICK West Midlands B67 5DS	**913**
Mrs Mary Fraser D Mitchell 8 Baberton Mains Dell EDINBURGH EH14 3DQ	**143**
Mrs Mary Fraser D Mitchell 8 Baberton Mains Dell EDINBURGH EH14 3DQ	**142**
Ms Alexandra Fleming 257 Newhaven Road EDINBURGH EH6 4LQ	**954**
Mrs Karen Edmonds	**37**

90 Silverknowes Hill
EDINBURGH
EH4 5HD

Mrs Karen Edmonds 84
90 Silverknowes Hill
EDINBURGH
EH4 5HD

Mr George Aikman Emslie White 459
36 Newmills Crescent
Balerno
Edinburgh
Midlothian EH14 5SX

Mr William Guy Tomlinson 296
21 Haygate Avenue Brightons
FALKIRK
FK2 0TL

Mr William Guy Tomlinson 66
21 Haygate Avenue Brightons
FALKIRK
FK2 0TL

Mr Gordon Ralph Taylor 550
8 Tetchill Close Great Sutton
ELLESMERE PORT
Merseyside CH66 2WJ

Mrs Susan Margaret Nicholls 118
Woodlands
18 Crossley Crescent
CHESTER
CH2 3EZ

Mrs Christine Atkinson
153 Devonshire Road
DURHAM
DH1 2BN

84

3990

coform

04 MAR 11 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	513		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	410.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mrs Karen Tew	Class of shares allotted: Ordinary	Number allotted: 513
Address: 25 Lapper Avenue Ettingshall Park Wolverhampton		
UK postcode: WV4 6PR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 4/2/04

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	20,379	400	9,851
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	726.0p	733.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted	Number allotted
	Ordinary	30,411
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Class of shares allotted	Number allotted
	Ordinary	219
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed *Lysanne W Black* Date 4/2/04

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

04 MAR 11 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,341		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	726.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited A/C Halifax	Class of shares allotted: Ordinary	Number allotted: 18,341
Address: The Mound Edinburgh		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4/2/04

A ~~director~~ Person / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15,386	696	16,142
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	218.93p	428.27p	459.47p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	974	6,953	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	570.0p	472.53p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 37,628
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate schedule	Class of shares allotted: Ordinary	Number allotted: 2,523
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 9/2/4

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

BOS Numbe	Title	Forenames	Surname	NI no.	Address				218.93	428.27	459.47	570	472.53	Total Units
911976	Miss	Heather	Stewart	NZ648966	37 Concorde Way	Inverkeithing	FIFE	KY11 1PT	0	0	0	0	123	123
908676	Mrs	Helen Taylor Sibbald	Menmuir	ZY390592	97 Sighthill Drive		EDINBURGH	EH11 4QF	0	548	0	279	0	827
913572	Mrs	Sandra Elizabeth	Eunson	YL536540	8 Parker Terrace		EDINBURGH	EH7 6SQ	0	148	270	372	168	958
910928	Mrs	Katrina Lynn	Kerr	NS098172	3 Cedar Close	Elfed Park	BUCKLEY	CH7 2GE	0	0	124	0	0	124
905193	Mr	Malcolm Paul	Hugonnet	YR801696	34 Kippielaw Walk	Dalkeith		EH22 4HS	0	0	0	137	0	137
906646	Mrs	Maureen Crawford	Devine	YS853857	Fernvale	7 Creran Gardens	SOROBA OBAN ARGYLL	PA34 4JU	0	0	0	186	168	354
									0	**696**	**394**	**974**	**459**	**2523**

coform

04 MAR 11 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	02	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	1,549	1,042	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	598.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See separate schedule	Class of shares allotted: Ordinary	Number allotted: 2,591
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 11/2/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 11th February 2004

Mr John Cumming 30 Grange Knowe LINLITHGOW West Lothian EH49 7HX	**238**
Mr John Cumming 30 Grange Knowe LINLITHGOW West Lothian EH49 7HX	**118**
Mr James Ewing 26 Avon Avenue CARLUKE Lanarkshire ML8 5DD	**475**
Miss Susan Elizabeth Gee Langdale Ellenbrook Avenue Douglas ISLE OF MAN IM2 1QJ	**355**
Ms Linda Hall 7 St Johns Close Penymynydd CHESTER CH4 0YT	**173**
Mr Malcolm Paul Hugonnet 34 Kippielaw Walk DALKEITH Midlothian EH22 4HS	**114**
Mr Malcolm Paul Hugonnet 34 Kippielaw Walk DALKEITH Midlothian EH22 4HS	**55**
Mrs Tracy Ann Jones 2 Davis Close BRISTOL BS30 7BU	**114**
Mrs Tracy Ann Jones 2 Davis Close BRISTOL BS30 7BU	**110**
Mr John Reid Leslie	**253**

18 Plewlands Avenue EDINBURGH EH10 5JY	
Mr John Reid Leslie 18 Plewlands Avenue EDINBURGH EH10 5JY	**74**
David JF Morrison 162 King George V Drive Heath CARDIFF CF14 4EN	**176**
Mrs Jean Taylor 22 Willow Crescent GLENROTHES Fife KY6 1EX	**91**
Mrs Alison Walker 54 Tweedsmuir Road GLASGOW G52 2RX	**91**
Mrs Alison Walker 54 Tweedsmuir Road GLASGOW G52 2RX	**44**
Miss Jennifer Wallace 65 Kingston Road BRISTOL BS3 1DS	**110**
Total	**2591**

coform

04 MAR 11 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,198	3,094	2,348
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	726.0p	732.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Halifax Nominees Limited	Ordinary	6,608
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	8,032
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________________ Date 11/2/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,229		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	732.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited (A/C HALIFAX)	Class of shares allotted: Ordinary	Number allotted: 18,229
Address: The Mound Edinburgh		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Graeme Wallace Date 11/02/04

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,403	1,029	10,545
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	218.93p	428.27p	459.47

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From: Day	Month	Year	To: Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,804	4,141	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	570.0p	472.53p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	19,277
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate schedule	Ordinary	7,645
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 13/2/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS Number	Legacy Number	Title	Forenames	Surname	NI no.	Address				163.6	207.864	218.93	428.27	459.47	570	472.53	Total Units
910208	605190	Mr	Kevin	Morton	NW742264	98 Kirkcaldy Road	Pollokshields	GLASGOW	G41 4LD	0	0	1695	881	404	717	0	3697
907283	484911	Mrs	Fiona Mary	Chappell	NM795283	2 Kinveachy Gardens	Aviemore		PH22 1RX	0	0	0	148	270	182	164	764
909053	558397	Mrs	Sheila Jane	Fraser	YM522445	51 Corstorphine Hill Gds		EDINBURGH	EH12 6LB	0	0	597	0	0	0	0	597
905371	328537	Mr	John Reid	Leslie	YZ503667	18 Plewlands Ave		EDINBURGH	EH10 5JY	0	0	0	0	626	439	389	1454
916259	903446	Miss	Andrea Marie	Arthurs	NW462691	31 Deansfield Way	Elton	CHESTER	CH2 4PP	0	0	0	0	0	0	82	82
906721	449326	Mrs	Sheila Margaret Terrace	Wilson	YB313526	15 Dunsmore Road	Bishopton	RENFREWSHIRE	PA7 5EL	0	0	0	0	375	0	0	375
916627	904934	Mrs	Sue Karole	Lloyd	YH677247	18 Capton Close	Bramhall	STOCKPORT	SK7 3DE	0	0	0	0	0	466	210	676
										0	0	2292	1029	1675	1804	845	7645

coform

04 MAR 11 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18 / 02 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,964	2,520	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	732.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 11,484
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 18/2/4

A director / DEPUTY secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel. 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	262	1,311	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	537.0P	410.0P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited	Ordinary	262
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate schedule	Ordinary	1,311
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ Date 18/2/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel. 0131 243 5486

DX number DX exchange

coform

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 18th February 2004

Mr David John Brackwell Yew Tree House Yew Tree Lane Holmbridge HOLMFIRTH HD9 2NR	**1311**
1 record	**1311**

coform

04 MAR 11 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,916	2,010	12
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	597.5p	574.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 2,208
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate schedule	Class of shares allotted: Ordinary	Number allotted: 5,730
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 18/2/4

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 18th February 2004

Mr David John Brackwell Yew Tree House Yew Tree Lane Holmbridge HOLMFIRTH HD9 2NR	**595**
Mr Alfred John Burgess 28 McKane Place DUNFERMLINE Fife KY12 7XD	**238**
Mr Peter Bruce Cockburn 180/7 Woodhall Road EDINBURGH EH13 0PJ	**238**
Mr Graham Robert Conquest 6 Moorhen Way BUCKINGHAM Buckinghamshire MK18 1GN	**1193**
Mr Ronald Liveston Courtney 34 Golfcourse Road GIRVAN Ayrshire KA26 9HW	**143**
Mrs Yvonne Matthews 54 Olinthus Ave Wednesfield WOLVERHAMPTON WV11 3DH	**132**
Mr Alastair Alexander Hibbert 14 Christiegait Freuchie CUPAR Fife KY15 7EG	**143**
Mrs Sue K Lloyd 18 Capton Close Bramhall STOCKPORT Cheshire SK7 3DE	**357**

Mr Nicholas John Mallett 8 Middleton Way LEIGHTON BUZZARD Beds LU7 4BQ	**524**
Mr Simon Bevan Peat 63 Rivets Close AYLESBURY Bucks HP21 8JP	**381**
Mr Alfred John Burgess 28 McKane Place DUNFERMLINE Fife KY12 7XD	**118**
Mr Ronald Liveston Courtney 34 Golfcourse Road GIRVAN Ayrshire KA26 9HW	**118**
Mrs Loraine Greenwood 19 St Matthews Drive Northowram HALIFAX West Yorkshire HX3 7EL	**592**
Mr Alastair Alexander Hibbert 14 Christiegait Freuchie CUPAR Fife KY15 7EG	**118**
Mrs Sue K Lloyd 18 Capton Close Bramhall STOCKPORT Cheshire SK7 3DE	**118**
Miss Kirsten S Thomas Papillion Hundhill East Hardwick PONTEFRACT West Yorkshire WF8 3DZ	**592**
Mr Nicholas John Mallett 8 Middleton Way LEIGHTON BUZZARD Beds LU7 4BQ	**118**
Mr David J F Morrison 162 King George V Drive Heath CARDIFF CF14 4EN	**12**

18 records 5730

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	16,487	4,535	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	410.0p	5.7779p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 21,022
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18/2/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

04 MAR 11 AM 7:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,101	7,316	17,537
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	218.93p	428.27p	459.47p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,094	5,477	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	570.0p	472.53p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road Halifax West Yorkshire UK postcode: HX1 2RG	Ordinary	28,048
Name: See separate schedule Address: UK postcode:	Ordinary	16,477
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 19/2/4

A ~~director /~~ DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

ïtle	Forenames	Surname	NI no.	Address				163.6	207.864	218.93	428.27	459.47	570	472.53	Units
ırs	Angela	Smith	NR111677	4/2 The Naismith Building	2 St Andrews Square Merchant City	GLASGOW	GI 5PJ	0	0	0	0	249	0	0	249
ır	Alastair Alexander	*Hibbert*	YR573988	*14 Christiegait Freuchie*	Cupar	FIFE	KY15 7EG	0	0	0	416	332	238	216	1202
ır	William Taylor	Lindsay	YM631535	71 Acredales	Linlithgow	WEST LOTHIAN	EH49 6HY	0	0	0	283	0	0	0	283
ır	Robert Alexander	Munro	YP671095	Plumley House 122 Bradbourne Road	Sevenoaks	KENT	TN13 3QP	0	0	0	1367	0	0	0	1367
ırs	Theresa	McSorley	YH782736	54 Campsie Drive	Milngavie		G62 8HP	0	0	0	0	0	314	0	314
ırs	Deborah Elizabeth Hunter	Strathie	JA579029	15 Naismith Court	Grangemouth	STIRLINGSHIRE	FK3 9BQ	0	0	0	0	187	0	0	187
ırs	Jane	McLaughlin	YR756312	10 Cowan Wynd	Uddingston	GLASGOW	G71 6TP	0	0	0	0	0	285	0	285
ır	Ronald Liveston	Courtney	ZY470519	34 Golfcourse Road	Girvan		KA26 9HW	0	0	0	416	0	0	0	416
ırs	Anne Margaret	Crerar	YE732291	55 Glenburn Drive	Inverness		IV2 4NE	0	0	0	0	0	571	0	571
ırs	Elizabeth Insch	Spence	YB974478	42 Redhall Crescent		EDINBURGH	EH14 2HU	0	0	0	1767	0	0	0	1767
ırs	Sarah Joan	Hibbert	YR574195	14 Christiegait	Freuchie	FIFE	KY15 7EG	0	0	0	283	271	0	0	554
ırs	Sandra Anne	Currie	NX622668	39 Farnell Way	Dunfermline	FIFE	KY12 0XF	0	0	0	0	0	40	0	40
ır	David Hamilton	Spence	YB759327	42 Redhall Crescent		EDINBURGH	EH14 2HU	0	0	0	1034	0	0	0	1034
ır	Jonathan Mark	Gear	WM440584	9 Royal British House	Leonard Street	PERTH	PH2 8PA	0	0	0	283	648	467	0	1398
ır	Quentin John Grant	Levack	YW738765	Sunnyside Cottage	Port Glasgow Road	KILMACOLM RENFREWSHIRE	PA13 4ER	0	0	0	0	187	0	164	351
ır	Alan Alexander	Burnett	YW540495	15 Craiglea Drive		EDINBURGH	EH10 5PB	0	0	0	1467	648	327	236	2678
ır	Alfred John	Burgess	YW699127	28 Mckane Place	Dunfermline	FIFE	KY12 7XD	0	0	0	0	0	476	0	476
ırs	Maria Elizabeth	Warburton	WE513720	39 Balmoral Park		CHESTER	CH1 4BG	0	0	597	0	0	0	0	597
ır	Alan Douglas	McMillan	YX718420	3 Fox Covert Avenue	Corstorphine	EDINBURGH	EH12 6UQ	0	0	0	0	249	0	0	249
ırs	Fiona Elizabeth	Robertson	YH446039	Hawthornbank	Bankend Road	DUMFRIES	DG1 4QS	0	0	0	0	271	190	173	634
ıiss	Lynn	Coward	NY346853	Garlyn	Kendal Crescent	ALNESS ROSS SHIRE	IV17 0UG	0	0	0	0	0	0	216	216
ır	Geoffrey Robert	*Ward*	*YL681205*	*5 Maule Close*	Bloxham	NR BANBURY	OX15 4TR	0	0	0	0	1297	0	0	1297
ırs	Maralyn	Donnelly	YX420561	29 Park Lea	Rosyth	FIFE	KY11 2LH	0	0	0	0	0	186	126	312
								0	0	597	7316	4339	3094	1131	16477

coform

04 MAR 11 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,527	1,269	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr John Stuart Baker	Class of shares allotted: Ordinary	Number allotted: 2,466
Address: 13 Courtenay Gardens Upminster		
UK postcode: RM14 1DH		
Name: Donald Hall	Class of shares allotted: Ordinary	Number allotted: 330
Address: 86 Churchfield Tickton		
UK postcode: HU17 9SY		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19/2/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

ccform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,708	122,777	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	761.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	2,708
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Roderick Cunningham Bird	Ordinary	18,000
Address 7 Barassie Crescent Westerwood Cumbernauld		
UK postcode G68 0HP		
Name	Class of shares allotted	Number allotted
William Gordon McQueen	Ordinary	104,777
Address 72 Ravelston Dykes Edinburgh		
UK postcode EH12 6HF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Leeanne O'Dack Date 23/02/2004

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

04 MAR 11 AM 7:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	29,431	3,345	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	30,428
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate schedule	Ordinary	2,348
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed Lynanne N Black Date 24/02/04

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

tificated

le	Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Exercise Value	Shares To:
	Peter Mark	Sifri	Flat 1	Agnes Court	Wilmslow Road	Manchester	JA443545B	HFX	21/03/2003	6.54	24/02/2004	435	24/02/2004	2844.9	Share Certificate
	Joanne Kay	Batty	5 Portland Place	Calverley Street	Millennium Square	Leeds	NW375328A	HFX	21/02/2001	6.8	24/02/2004	900	24/02/2004	6120	Share Certificate
s	Vanda Jayne	Edwards	94 Dalecroft Rise	Allerton	Bradford	West Yorkshire	NA400993D	HFX	21/02/2001	6.8	24/02/2004	300	24/02/2004	2040	Share Certificate
s	Valerie	Gray	4 High Croft	Woodthorpe	Nottingham	NG3 5LP	YE355281A	HFX	21/02/2001	6.8	24/02/2004	291	24/02/2004	1978.8	Share Certificate
s	Gitabala	Shah	32 Bowrons Avenue	Wembley	HA0 4QP		NA105793D	HFX	21/02/2001	6.8	24/02/2004	285	24/02/2004	1938	Share Certificate
s	Urmila	Tank	109 Blacklands Drive	Hayes	Middlesex	UB4 8EY	NH691668D	HFX	21/02/2004	6.8	24/02/2004	137	24/02/2004	931.6	Share Certificate
												2348		£ 15,853.30	

coform

05 MAR 11 PM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,822		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	764.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HBOS QUEST Limited A/C HALIFAX	Ordinary	14,822
Address The Mound Edinburgh		
UK postcode EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/02/04

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	02	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	6,573	1,846	9,068
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	17,487
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/02/04

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 25 Month 02 Year 2004	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	997	2,151	508
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	218.93p	428.27p	459.47p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	181	176	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	570.00p	472.53p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Mrs Beverley Wood	Class of shares allotted: Ordinary	Number allotted: 4,013
Address: 32 Comiston Springs Avenue, Edinburgh		
UK postcode: EH10 7HE		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed Lyoanne W Black Date 25/02/04

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

04 MAR 11 AM 7:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,400		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	764.0P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See separate schedule	Class of shares allotted: Ordinary	Number allotted: 16,400
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed: [signature] Date: 25/02/04

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

Employee No	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
904617	Angus Robert MacLellan Bowie	YT488471D	"Lamancha"	33 Ravelrig Park	Balerno	Midlothian	EH14 7DL	2,400	535.33	
								2,400		**2,400**
916931	Roland Bourgeois	JX079177B	3 avenue de Rochebise	37230 Fondettes	France			5,078	590.67	
								2,922	610.00	
								8,000		**8,000**
910093	Garry Ridsdale	NH945752A	2 Duddon Close	Kingsmead	Northwich		CW9 8FR	6,000	610.00	
								6,000		**6,000**
	25th February 2004								**Total**	**16,400**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,941	403	10
Nominal value of each share	25p	25p	25P
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	598.0P	574.0P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See separate schedule	Class of shares allotted: Ordinary	Number allotted: 2,354
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date 25/02/04

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 25th February 2004

Mrs Elizabeth Stewart Brown 124 Gilmartin Road Linwood PAISLEY Renfrewshire PA3 3SL	114
Mr Alan Alexander Burnett 15 Craiglea Drive EDINBURGH EH10 5PB	267
Mr Alan Alexander Burnett 15 Craiglea Drive EDINBURGH EH10 5PB	208
Mrs Blanche Jane Cook The Paddock 5A Bescar Lane Scarisbrick ORMSKIRK Lancs L40 9QN	95
Mrs Blanche Jane Cook The Paddock 5A Bescar Lane Scarisbrick ORMSKIRK Lancs L40 9QN	47
Miss Agnes Bruce Frame Dewar 6 Willowbank Summerlee LARKHALL Lanarkshire ML9 2BB	190
Miss Joanne Rachael Kilty 50 Prestwood Way AYLESBURY HP21 8G2	440

Bucks

Miss Joanne Rachael Kilty 50 Prestwood Way AYLESBURY Bucks HP21 8GZ	101
Mr Mark Oliver 22 Overstrand Aston Clinton AYLESBURY Bucks HP22 5NB	120
Mr Simon Smith 4 Westfield Drive Wombourne WOLVERHAMPTON WV5 8DT	47
Mr Simon Smith 4 Westfield Drive Wombourne WOLVERHAMPTON WV5 8DT	10
Mrs Elizabeth Grant Waddell 18 Wemyss Point Undercliff Road WEMYSS BAY Renfrewshire PA18 6AQ	715
12 Records	**2354**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	24,991	3,001	13,786
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	281.93p	428.27p	459.47p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	687	4,459	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	570.00p	472.53p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	43,074
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate schedule	Ordinary	3,850
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed Joanne O'Black (signature) **Date** 26/02/04

A ~~director~~ Deputy / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

HBOS Number	Title	Forenames	Surname	NI no.	Address				163.6	207.864	218.93	428.27	459.47	570	472.53	Total Units
905058	Mrs	Wilma	Flynn	YT527354	Flat1/3 Mercat Gate Court	65 High Street	GLASGOW	G1 1NW	0	0	199	0	0	0	0	199
909133	Mrs	Janet Mcdowall	Duncan	YW744820	28 Urquhart Road	Dingwall	ROSS SHIRE	IV15 9PE	0	0	0	350	271	183	205	1009
909327	Mrs	Nicola Jane	Scott-Kiddie	NW104112	14 Dawson Brae	Westhill	ABERDEENSHIRE	AB32 6NU	0	0	0	0	0	142	0	142
905485	Mr	James Mckenzie	Fraser	YA913447	Flat 21 Wemyss Point	Undercliff Road Wemyss Bay	INVERCLYDE	PA18 6AQ	0	0	0	1701	799	0	0	2500
									0	0	199	2051	1070	325	205	3850

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,090	879,786	4,892
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	680.0p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	894,707
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate schedule	Ordinary	2,061
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed Lysanne [signature] DEPUTY Date 26/02/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Certificated

Title	Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Exercise Value
Pers R	Barbara	Reynolds	Tythe Barn	Rowberrow	Winscombe	Somerset	YK451504A	CMIG	21/02/2001	6.8	26/02/2004	413	26/02/2004	£ 2,808.40
Mr	Peter Robert	Bolton	17 Pothouse Lane	Darwen	BB3 3AZ		NE882469B	HFX	21/02/2001	6.8	26/02/2004	200	26/02/2004	£ 1,360.00
Mrs	Claire Joan	Gibson	42 Beckdale Close	Bicester Oxfordshire	OX26 2GT		NA595541A	HFX	21/02/2001	6.8	26/02/2004	329	26/02/2004	£ 2,237.20
Mrs	Jennifer Susan	Hedges	176 Hiltingbury Road	Chandlers Ford	Eastleigh	SO53 5NS	WP157970D	HFX	21/02/2001	6.8	26/02/2004	407	26/02/2004	£ 2,767.60
Mrs	Tracey	Woods	37 Trevose Road	Walthamstow	London	E17 4DS	NP871065D	HFX	21/02/2001	6.8	26/02/2004	50	26/02/2004	£ 340.00
Mrs	Vivien Judith	Wright	1 Holden Gardens	Stapleford	Nottingham	Nottinghamshire	YY537733A	HFX	21/02/2001	6.8	26/02/2004	204	26/02/2004	£ 1,387.20
Pers R	Barbara	Reynolds	Tythe Barn	Rowberrow	Winscombe	Somerset	YK451504A	CMIG	21/03/2003	6.54	26/02/2004	458	26/02/2004	£ 2,995.32
												2061		£ 13,895.72

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,346		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	757.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: See separate schedule	Ordinary	16,346
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 1/3/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

Employee No	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
914776	Mrs Fay Janet Stirling	WL256984B	7 Cricket Place	Brightons	Falkirk		FK2 0HZ	2,000	590.67	
								2,000		**2,000**
904848	John Morrison Lawson	YS672066A	1 Fletcher Gardens	Avoch	Ross-shire		IV9 8RA	4,000	574.33	
								4,000		**4,000**
912506	David Charles Hasson	NR963353A	11 Orchardhead Road	Liberton	Edinburgh		EH16 6HJ	2,400	535.33	
								1,556	574.33	
								1,390	590.67	
								5,346		**5,346**
908977	Mrs Margaret Ann Keating	YR460955C	8 Mortlake Crescent	Boughton	Chester	Cheshire	CH3 5UR	2,000	590.67	
								2,000		**2,000**
913561	Jason Roderick Hargreaves	NY065522A	25 Baberton Mains Wood	Edinburgh			EH14 3EZ	1,000	590.67	
								1,000		**1,000**
913566	Mrs Heather Lynne McLellan	NW827492B	144 The Murrays	Edinburgh			EH17 8UP	2,000	590.67	
								2,000		**2,000**
	26th February 2004								**Total**	**16,346**

coform

04 MAR 11 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27 / 02 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	476,871	2,089	5,191
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	481,191
Name: See separate schedule Address: UK postcode:	Ordinary	2,960
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______________ Date 1/3/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Certificated

Title	Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Exercise Value	Shares To:
Mrs	Sylvia	Nixon	Hole Bank Head Farm	Sowerby Lane	Halifax	HX2 6LD	ZY894097B	HFX	21/03/2003	6.54	27/02/2004	437	27/02/2004	£ 2,857.98	Share Certificate
Mrs	Sylvia	Nixon	Hole Bank Head Farm	Sowerby Lane	Halifax	HX2 6LD	ZY894097B	HFX	15/04/2002	7.512	27/02/2004	370	27/02/2004	£ 2,779.44	Share Certificate
Miss	Katherine	Pickwick	2 Woodview Terrace	Nailsea	North Somerset	BS48 1AT	NY227049B	CMIG	21/02/2001	6.8	27/02/2004	400	27/02/2004	£ 2,720.00	Share Certificate
Miss	Ajmera	Banu	7 Clover Hill Terrace	Halifax	West Yorkshire		NS702558D	HFX	21/02/2001	6.8	27/02/2004	616	27/02/2004	£ 4,188.80	Share Certificate
Mrs	Jenette	Lee	83 St Wendreds Way	Exning	Newmarket	CB8 7HJ	WE337850C	HFX	21/02/2001	6.8	27/02/2004	280	27/02/2004	£ 1,904.00	Share Certificate
Mrs	Sylvia	Nixon	Hole Bank Head Farm	Sowerby Lane	Halifax	HX2 6LD	ZY894097B	HFX	21/02/2001	6.8	27/02/2004	400	27/02/2004	£ 2,720.00	Share Certificate
Miss	Vibha	Shah	12 Ilmington Road	Kenton	Harrow	HA3 0NH	JZ222166C	HFX	21/02/2001	6.8	27/02/2004	57	27/02/2004	£ 387.60	Share Certificate
Mr	Mark Richard	Spence	5 Meadowcroft Crescent	Castleford	West Yorkshire		JH824146C	HFX	21/02/2001	6.8	27/02/2004	400	27/02/2004	£ 2,720.00	Share Certificate
												2960		**£ 20,277.82**	